(ART)
    -------------------------------------------------------------------------

    Zenith Fund

    Variable Products


    Annual Reports
    December 31, 1995

                                   IMPORTANT:

  Some funds appearing in this report may not be available under your variable life or variable annuity product.

                                                              February 15, 1996

TO OUR POLICYHOLDERS/CONTRACT OWNERS:

I am pleased to provide you with the 1995 Annual Report for the Zenith Fund variable life insurance and variable annuity products. This report includes performance histories, present investments, and financial reports as of December 31, 1995, as well as the outlook and strategy of each fund. It is intended to help you make an informed decision regarding the investment of the cash value of your variable product.

This report also contains important information regarding the recent sale of Draycott Partners, Ltd., the subadvisor to the International Equity Series, to Cursitor Holdings, Limited.

The New England offers many variable life and variable annuity products to help you meet your financial objectives. We are committed to meeting your expectations by providing quality products with strong performance potential and excellent personal service.

Please feel free to contact one of our Registered Representatives* with any questions you may have regarding your financial objectives. Thank you for making The New England your financial partner.

Sincerely,

                                          [ART]

Kernan King                               Bruce Long
President                                 President
New England Life                          New England Annuities

* Variable products are offered through New England Securities.


                                                                           LOGO

                            NEW ENGLAND ZENITH FUND
                      DRAYCOTT INTERNATIONAL EQUITY SERIES

          Supplement dated January 26, 1996 to New England Zenith Fund Prospectus dated May 1, 1995 as Supplemented in November, 1995

  The following paragraph is added to the section of the Prospectus captioned "Management":

  On December 29, 1995, NEIC, the parent company of Draycott, sold Draycott to Cursitor Holdings, Limited ("Cursitor"). Cursitor, headquartered at 66 Buckingham Gate, London, England SW1E 6AU, is an international investment management group that had approximately $9.4 billion in assets under management at September 30, 1995. Alliance Capital Management L.P. ("Alliance Capital") is expected to acquire the business of Cursitor in 1996. As a result of this transaction, Draycott will become a wholly-owned subsidiary of a new entity, Cursitor Alliance LLC, in which Alliance Capital will directly and indirectly own a 93% interest. Alliance Capital Management Corporation ("ACMC") is the sole general partner of, and the owner of a 1% general partnership interest in, Alliance Capital. ACMC is an indirectly wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is a wholly-owned subsidiary of The Equitable Companies Incorporated, a holding company controlled by AXA, a French insurance holding company. Effective December 29, 1995, short-term U.S. cash management services for the Draycott International Equity Series are provided by Draycott (rather than by Back Bay Advisors).

ZENITH LOOMIS SAYLES SMALL CAP SERIES
PORTFOLIO MANAGERS: MARY CHAMPAGNE AND JEFFREY PETHERICK;LOOMIS SAYLES & COMPANY, L.P.

                                        MARKET REVIEW

  Photo Mary     Photo Jeffrey Petherick
   Champagne                             Equity investors were well rewarded
                                       in 1995. Slow economic growth, low
                                       inflation and declining interest rates
                                       provided the perfect backdrop for
                                       rising corporate profits and, in turn,
                                       healthy stock market returns.

                                         Market performance, although strong,
                                       was somewhat surprising. Smaller
                                       companies, which tend to be more
                                       niche-
oriented and therefore less sensitive to economic swings, typically fare better than larger companies when the economy begins to slow. This was not the case in 1995, however. Small-cap stocks on the whole lagged large-cap stocks for much of the year for several reasons. Many large-cap stocks delivered double digit returns, making it unnecessary for investors to flee the safety of well-established issues in search of higher earnings growth. In addition, many marginal investors who were hurt with small-cap stocks in 1994 have yet to return to the market. Finally, a large number of initial public offerings in the small-cap market, coupled with a shrinking supply of large-cap issues-- the result of stock buy-backs and corporate takeovers--led to better performance for larger-cap stocks.

  Despite the fact that the small-cap market lagged the larger-cap market overall, the smaller companies we owned held their own. Technology stocks, for example, proved to be solid contributors to the Series' performance. The Series was neither dramatically overweighted nor underweighted in this sector. Rather, we maintained a balanced positioning throughout the year. This somewhat neutral stance helped the Series participate in the market's upside, yet cushioned the Series on the downside when technology stocks were badly hit in the latter half of 1995. The Series also maintained substantial positions in the financial services and health care sectors over the course of the year, while in the second half, we broadened the portfolio to include some energy stocks, which helped boost performance dramatically.

  We also tended to avoid consumer cyclicals--stocks whose performance is closely tied to economic cycles--for much of 1995. This strategy worked to the Series' advantage as industries in this sector--retailing and restaurants, for example--have continued to underperform.

  As always, our investment approach is one of individual stock selection: on a stock by stock basis, we seek out those issues that are out of market favor, yet have strong earnings potential. Stocks that were representative of our strategy over the past year include: Seitel, a producer of seismic charts for the oil and gas industry; DVI Health Services, a financier of large health and medical equipment purchases; and Keystone International, a manufacturer of pumps and valves for a growing international market.

OUTLOOK AND STRATEGY

  Looking ahead, we expect favorable market conditions for small-cap stocks in 1996. We anticipate a further drop in interest rates early in the year, which should lead to a pickup in economic activity and improved market performance, especially in the small-cap market. Small-cap earnings growth should also be stronger in 1996, leading to renewed interest in this segment.

                                             FUND FACTS
                                             GOAL: long-term growth from
                                             investment in common stocks or
                                             their equivalent.
                                             START DATE: May 1, 1994
                                             SIZE: $27.7 million as of
                                             December 31, 1995
                                             MANAGERS: Jeffrey Petherick and
                                             Mary Champagne. Mr. Petherick
                                             has co-managed the Series since
                                             its inception in May 1994. Ms.
                                             Champagne joined the management
                                             of the Fund in July 1995. Mr.
                                             Petherick has also co-managed
                                             the Loomis Sayles portion of the
                                             New England Star Advisers Fund
                                             since July 1, 1994. Ms.
                                             Champagne has co-managed the
                                             Loomis Sayles portion of the New
                                             England Star Advisers Fund since
                                             July 1995. They also manage the
                                             Loomis Sayles Small Cap Fund and
                                             the Maxim Series--Small Cap
                                             Fund. Mr. Petherick joined
                                             Loomis Sayles in 1990. Ms.
                                             Champagne joined Loomis Sayles
                                             in 1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable Small
              Small Cap        Company Fund Average

1995             28.88%               29.06%

Since
Inception        14.14%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                              Loomis Sayles
                             Small Cap Series   Russell 2000
                             ----------------   ------------
5/1/94                       $10,000            $10,000
  1994                       $ 9,677            $10,027
  1995                       $12,468            $12,879

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--82.3% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--1.2%
  14,800 Whittaker Corp.(c).......................................   $   321,900
                                                                     -----------
         AUTOMOBILE & RELATED--1.9%
  18,100 Masland Corp.............................................       253,400
   7,000 Strattec Security Corp.(c)...............................       124,250
     500 Tower Automotive(c)......................................         8,750
   7,800 Walbro Corp..............................................       140,400
                                                                     -----------
                                                                         526,800
                                                                     -----------
         BANKS--SAVINGS & LOAN--3.2%
  12,000 Charter One Financial, Inc. .............................       367,500
   6,150 Commercial Federal Corp. ................................       232,163
   7,500 First Financial Corp. ...................................       172,500
   9,100 First Savings Bank of Washington Bancorp. ...............       119,437
                                                                     -----------
                                                                         891,600
                                                                     -----------
         BUSINESS SERVICES--2.4%
   9,200 CDI Corp.(c).............................................       165,600
   6,800 Career Horizons, Inc.(c).................................       229,500
   5,500 Cort Business Services Corp.(c)..........................        90,750
   6,900 W.H. Brady Co. ..........................................       186,300
                                                                     -----------
                                                                         672,150
                                                                     -----------
         CHEMICALS--SPECIALTY--2.7%
   5,300 Cambrex Corp.............................................       219,288
   3,700 Cytec Industries, Inc.(c)................................       230,787
   5,600 Intertape Polymer Group, Inc. ...........................       175,700
   6,000 Learonal, Inc. ..........................................       138,000
                                                                     -----------
                                                                         763,775
                                                                     -----------
         COMPUTER SOFTWARE & SERVICES--2.3%
   4,000 Analysts Internation Corp................................       120,000
   8,200 Control Data Systems, Inc.(c)............................       160,925
   7,200 MDL Information System, Inc.(c)..........................       165,600
   3,200 SPSS, Inc.(c)............................................        62,400
   2,300 Sterling Software, Inc.(c)...............................       143,462
                                                                     -----------
                                                                         652,387
                                                                     -----------
         ELECTRICAL EQUIPMENT--1.5%
   9,100 Gasonics International Corp.(c)..........................       122,850
  21,900 Numerex Corp.(c).........................................       142,350
  10,400 Woodhead Industries......................................       148,200
                                                                     -----------
                                                                         413,400
                                                                     -----------
         ELECTRONIC COMPONENTS--3.3%
   6,100 Amphenol Corp.(c)........................................       147,925
   3,000 Burr Brown Corp.(c)......................................        76,500
     700 Dallas Semiconductor Corp. ..............................        14,525
  18,700 Dynatech Corp.(c) .......................................       317,900
   6,500 Unitrode Corp.(c)........................................       183,625
   5,100 Zilog, Inc.(c)...........................................       186,788
                                                                     -----------
                                                                         927,263
                                                                     -----------

 SHARES                                                               VALUE (a)
         ENVIROMENTAL SERVICES--2.0%
   7,100 United Waste Systems, Inc.(c)............................   $   264,475
  18,400 World Fuel Services Corp. ...............................       292,100
                                                                     -----------
                                                                         556,575
                                                                     -----------
         FINANCIAL SERVICES--3.7%
   6,000 Cityscape Financial Corp.................................       124,500
  16,200 DVI(c)...................................................       226,800
   4,900 Eaton Vance Corp.........................................       138,425
  10,600 Imperial Credit Industries, Inc.(c)......................       230,550
     264 Investors Financial Services Co.(c)......................         5,470
  14,800 WFS Financial, Inc.(c)...................................       288,600
                                                                     -----------
                                                                       1,014,345
                                                                     -----------
         FOOD--0.7%
   5,200 Universal Foods Corp.....................................       208,650
                                                                     -----------
         FREIGHT TRANSPORTATION--3.0%
   9,300 ABC Rail Products Corp.(c)...............................       205,762
  18,200 Harper Group, Inc........................................       323,050
  15,500 TNT Freightways Corp.....................................       311,938
                                                                     -----------
                                                                         840,750
                                                                     -----------
         HEALTH CARE--MEDICAL TECHNOLOGY--3.6%
   9,000 Conmed Corp.(c)..........................................       225,000
  11,600 Gelman Sciences, Inc.(c).................................       292,900
   2,000 Lunar Corp.(c)...........................................        55,000
  15,100 Sofamor/Danek Group, Inc.(c).............................       428,462
                                                                     -----------
                                                                       1,001,362
                                                                     -----------
         HEALTH CARE--SERVICES--6.2%
  11,100 Community Health Systems, Inc.(c)........................       395,438
  19,945 Grancare, Inc.(c)........................................       289,202
  14,900 Health Images, Inc.......................................       108,025
   5,000 Healthplan Services Corp.(c).............................       125,000
   8,900 Medisense, Inc.(c).......................................       281,463
  24,300 Regency Health Services(c)...............................       246,037
   8,500 Sierra Health Services, Inc.(c)..........................       269,875
                                                                     -----------
                                                                       1,715,040
                                                                     -----------
         HOME PRODUCTS--3.4%
   5,000 Aptargroup, Inc. ........................................       186,875
   6,300 Bush Boake Allen, Inc.(c)................................       172,463
  17,550 Inbrand Corp.(c).........................................       289,575
  21,150 US Can Corp.(c)..........................................       285,525
                                                                     -----------
                                                                         934,438
                                                                     -----------
         HOTELS & RESTAURANTS--0.1%
   3,000 Supertel Hospitality, Inc.(c)............................        30,000
                                                                     -----------
         HOUSING & BUILDING MATERIALS--3.6%
  20,200 Congoleum Corp...........................................       217,150
  10,500 Crossman Communities, Inc.(c)............................       196,875
  16,100 Giant Cement Holdings, Inc.(c)...........................       185,150
  12,400 Toro Co..................................................       407,650
                                                                     -----------
                                                                       1,006,825
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         INSURANCE--7.1%
  10,200 Allied Group, Inc........................................   $   367,200
   5,300 Amerin Corp.(c)..........................................       141,775
  12,200 Capital Resource Corp....................................       375,150
   3,600 Meadrowbrook Insurance Group(c)..........................       120,600
  10,600 Protective Life Corp.....................................       331,250
  11,900 Reinsurance Group of America, Inc. ......................       435,837
   7,150 Triad Guaranty, Inc.(c)..................................       189,475
                                                                     -----------
                                                                       1,961,287
                                                                     -----------
         LEISURE--0.6%
   4,095 Harman International.....................................       164,312
                                                                     -----------
         MACHINERY--3.5%
   7,700 Greenfield Industries, Inc...............................       240,625
   8,700 Hardinge Bros, Inc.......................................       226,200
  14,900 Keystone International, Inc..............................       298,000
   5,400 Wolverine Tube, Inc.(c)..................................       202,500
                                                                     -----------
                                                                         967,325
                                                                     -----------
         MEDIA & ENTERTAINMENT--2.2%
   7,200 Banta Corp...............................................       316,800
   6,900 Houghton Mifflin Co......................................       296,700
                                                                     -----------
                                                                         613,500
                                                                     -----------
         METALS--3.6%
  15,200 Citation Corp.(c)........................................       182,400
   5,500 Cleveland Cliffs, Inc. ..................................       225,500
  10,300 Quanex Corp..............................................       199,563
  19,300 Republic Engineered Steels(c)............................        89,262
  33,800 UNR Industries, Inc. ....................................       291,525
                                                                     -----------
                                                                         988,250
                                                                     -----------
         MULTI-INDUSTRY--1.6%
  36,000 Griffon Corp.(c).........................................       324,000
   3,700 Insilco Corp.(c).........................................       117,937
                                                                     -----------
                                                                         441,937
                                                                     -----------
         OIL--INDEPENDENT PRODUCERS--4.2%
  18,100 Belden & Blake Corp.(c)..................................       316,750
  13,400 Cross Timbers Oil Co.....................................       236,175
  19,400 Lomak Petroleum, Inc.(c).................................       189,150
  19,100 Vintage Petroleum, Inc...................................       429,750
                                                                     -----------
                                                                       1,171,825
                                                                     -----------
         OIL--SERVICES--2.5%
   3,000 Global Industries, Inc.(c)...............................        90,000
  17,900 Pride Petroleum Services, Inc.(c)........................       190,188
  11,400 Seitel, Inc.(c)..........................................       403,275
                                                                     -----------
                                                                         683,463
                                                                     -----------
         PAPER PRODUCTS--1.1%
  15,000 Caraustar Industries, Inc................................       300,000
                                                                     -----------
         REAL-ESTATE INVESTMENT TRUSTS--6.2%
  18,700 Capstone Capital Corp.(c)................................       357,638
  17,800 Chateau Properties, Inc..................................       400,500
  12,600 HGI Realty, Inc..........................................       288,225

   SHARES                                                           VALUE (a)
     17,000 Liberty Property....................................   $   352,750
     12,700 Patriot American Hospitality(c).....................       327,025
                                                                   -----------
                                                                     1,726,138
                                                                   -----------
            RETAIL--3.4%
      7,200 Borders Group, Inc.(c)..............................       133,200
     18,050 Cato Corp. Class A(c)...............................       139,887
      1,200 Claire Speciality Stores............................        21,150
     21,800 Cole National Corp.(c)..............................       302,475
     13,000 Haverty Furniture Companies, Inc....................       180,375
      6,800 Office Max, Inc.(c).................................       152,150
                                                                   -----------
                                                                       929,237
                                                                   -----------
            TELECOMMUNICATIONS--0.3%
      6,800 Davel Communications Group(c).......................        91,800
                                                                   -----------
            TEXTILE & APPAREL--1.2%
      7,900 Jones Apparel Group(c)..............................       311,063
                                                                   -----------
            Total Common Stocks
             (Identified Cost $20,587,015)......................    22,827,397
                                                                   -----------

SHORT-TERM INVESTMENTS--18.4%

    FACE
   AMOUNT                                                           VALUE (a)
            COMMERICAL PAPER--18.4%
 $1,311,233 Associates Corp. NA, 5.954%,
             1/02/96............................................     1,311,233
  1,300,000 Chevron Oil Finance Co., 5.754%, 1/02/96............     1,300,000
  1,300,000 Exxon Asset Management, 5.553%, 1/02/96.............     1,300,000
  1,200,000 General Electric Capital Corp., 5.553%, 1/02/96.....     1,200,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $5,111,233).......................     5,111,233
                                                                   -----------
            Total Investments--100.7%
             (Identified Cost $25,698,248)(b)...................    27,938,630
            Cash and Receivables................................       673,358
            Liabilities.........................................      (870,842)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $27,741,146
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31,1995 the net unrealized appreciation on investments based on cost of $25,700,577 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 2,764,087
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (526,034)
                                                                   -----------
            Net unrealized appreciation.........................   $ 2,238,053
                                                                   ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $27,938,630
 Receivable for:
 Fund shares sold.........................................                79,549
 Securities sold..........................................               534,881
 Dividends and interest...................................                41,863
 Due from advisor.........................................                17,065
                                                                     -----------
                                                                      28,611,988
LIABILITIES
 Payable for:
 Securities purchased.....................................  $815,769
 Fund shares redeemed.....................................     4,675
 Accrued expenses:
 Management fees..........................................    12,082
 Other expenses...........................................    38,316
                                                            --------
                                                                         870,842
                                                                     -----------
                                                                     $27,741,146
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $25,080,746
 Undistributed net investment income......................                14,855
 Accumulated net realized gains...........................               405,163
 Unrealized appreciation on investments...................             2,240,382
                                                                     -----------
NET ASSETS................................................           $27,741,146
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($27,741,146 divided by 233,502 shares of beneficial
 interest)................................................           $    118.80
                                                                     ===========
Identified cost of investments............................           $25,698,248
                                                                     ===========

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends................................................            $  155,166
 Interest.................................................               178,490
                                                                      ----------
                                                                         333,656
EXPENSES
 Management fees..........................................  $147,104
 Trustees' fees and expenses..............................    15,050
 Custodian................................................    84,932
 Audit and tax services...................................    11,400
 Legal....................................................    11,958
 Printing.................................................     8,923
 Registration.............................................         7
 Miscellaneous............................................     3,577
                                                            --------
  Total expenses..........................................   282,951
  Less expenses assumed by the investment adviser.........  (135,845)    147,106
                                                            --------  ----------
NET INVESTMENT INCOME.....................................               186,550
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net........................             1,462,220
 Unrealized appreciation on investments--net..............             2,281,753
                                                                      ----------
Net gain on investment transactions.......................             3,743,973
                                                                      ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS................            $3,930,523
                                                                      ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES SMALL CAP SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                                 MAY 1, 1994 (a)
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                                 ---------------   ------------
FROM OPERATIONS
 Net investment income.........................    $    4,483      $   186,550
 Net realized gain on investments..............           455        1,462,220
 Unrealized appreciation (depreciation) on in-
  vestments....................................       (41,371)       2,281,753
                                                   ----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERA-
  TIONS........................................       (36,433)       3,930,523
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.........................        (4,709)        (171,695)
 Net realized gain on investments..............             0       (1,055,203)
                                                   ----------      -----------
                                                       (4,709)      (1,226,898)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares..................     5,264,621       25,462,402
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income......         4,709          171,695
 Distributions from net realized gain..........             0        1,055,203
                                                   ----------      -----------
                                                    5,269,330       26,689,300
 Cost of shares redeemed.......................    (2,123,311)      (4,756,656)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS...........................     3,146,019       21,932,644
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS..................     3,104,877       24,636,269
NET ASSETS
 Beginning of the year.........................             0        3,104,877
                                                   ----------      -----------
 End of the year...............................    $3,104,877      $27,741,146
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.........................    $        0      $         0
                                                   ==========      ===========
 End of the year...............................    $        0      $    14,855
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares................        95,218          234,111
 Issued in connection with the reinvestment of:
 Distributions from net investment income......            49            1,477
 Distributions from net realized gain..........             0            9,076
                                                   ----------      -----------
                                                       95,267          244,664
 Redeemed......................................       (63,128)         (43,301)
                                                   ----------      -----------
 Net change....................................        32,139          201,363
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                  MAY 2, 1994*
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                                 ---------------   ------------
Net Asset Value, Beginning of Year.............    $   100.00      $     96.61
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income.........................          0.14             0.85
 Net Realized and Unrealized Gain (Loss) on In-
  vestments....................................         (3.38)           26.93
                                                   ----------      -----------
 Total From Investment Operations..............         (3.24)           27.78
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income......         (0.15)           (0.78)
 Distributions From Net Realized Capital Gains.          0.00            (4.81)
                                                   ----------      -----------
 Total Distributions...........................         (0.15)           (5.59)
                                                   ----------      -----------
Net Asset Value, End of Year...................    $    96.61      $    118.80
                                                   ==========      ===========
TOTAL RETURN (%)...............................         (3.23)***        28.88
Ratio of Operating Expenses to Average Net As-
 sets (%)......................................          1.00**            .99
Ratio of Net Investment Income to Average Net
 Assets (%)....................................          0.32**           1.26
Portfolio Turnover Rate (%)....................            80**             98
Net Assets, End of Year (000)..................    $    3,105      $    27,741
The ratios of expenses to average net assets
 without giving effect to the voluntary expense
 limitations described in Note 4 to the Finan-
 cial Statements would have been (%)...........          2.31**           1.91

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH DRAYCOTT INTERNATIONAL EQUITY SERIES
PORTFOLIO MANAGERS: NICHOLAS D. P. CARN , TIMOTHY S. GRIFFEN, GREGORY D. ECKERSLEY AND NIGEL HANKIN; DRAYCOTT PARTNERS, LTD.

                                        MARKET REVIEW

Photo Nicholas  Photo Timothy S. Griffen
  D. P. Carn                             The international investment climate
                                       in 1995 was characterized by declining
                                       interest rates and low inflation
                                       worldwide and a pronounced slowing of
                                       European economies. Despite slower
                                       growth, European markets fared
                                       relatively well, while the financial
                                       markets of Southeast Asia--which
                                       continue to be dominated by increasing
                                       inflation and upward pressures on
                                       interest rates--provided a sharp
                                       contrast. In Japan, the economy
                                       remained weak, although there were
                                       some signs of renewed growth late in
                                       the year.

 Photo Gregory     Photo Nigel Hankin    Against this backdrop, your Series
 D. Eckersley                          delivered a return of 6.03% for the
                                       twelve months ended December 31, 1995
                                       compared to the return of 11.55% for
                                       the same period for the Europe,
                                       Australia, Far East Index/2/ (EAFE),
                                       the major benchmark for international
                                       stocks.

                                         Our investment goal over the past
                                       year was two-fold: gradually increase
                                       exposure to the Japanese market while
                                       maintaining a significant weighting in
                                       the United Kingdom.

  In the United Kingdom, economic forces continue to set the stage for strong corporate earnings growth, thereby providing attractive investment opportunities. Of the major markets, the British stock market was one of 1995's top-performers, delivering a return of close to 21% in U.S. dollar terms. True to our investment goal for the year, we overweighted the Series in the United Kingdom. In fact, British holdings accounted for more than 20% of assets for much of 1995--a positioning which helped boost performance.

  Our investment policy in Britain over the past twelve months was to shift attention away from export-oriented sectors, which tended to underperform, toward those sectors more related to domestic consumption. We also avoided those sectors related to housing and building construction. One of our favorite British stocks was Glaxo, a drug company that is currently benefiting from a combination of growing global drug sales and a significant reduction in operating costs.

  In Japan, the economy has been struggling for more than five years now. Real estate prices have fallen, banks have suffered and consumer spending has slowed. And yet, foreign demand for Japanese goods has remained strong, resulting in a significant trade surplus and, until this past summer, a rising yen. The surge in the U.S. dollar versus the yen later in 1995 was just one sign that Japanese fiscal and monetary policy is beginning to produce results. In fact, we witnessed what we believed to be a recent low for the Japanese stock market this past year, suggesting that a full economic recovery for that country is just around the corner.

  Reflecting our bullish hopes for Japanese equities, we gradually increased our position in Japan over the past twelve months. Japanese holdings now account for over 33% of the portfolio--up from 23% at mid-year. Sectors we found attractive in Japan included financial services and banking. We believe these will be the major beneficiaries as deflation ends in that country.

  Over the past twelve months, we continued to emphasize "blue chip" companies in major non-U.S. markets. Indicative of the types of stocks we sought out was Asahi Bank--one of the so-called Japanese city banks. With the company on sound footing and business growing, Asahi's operating profits are reaching record levels. Another one of our favorites is Takashiyama, a specialty retailer poised to benefit from a rebound in domestic consumption and a further relaxation in Japan's very strict rules regarding new store openings.

  In addition to our weightings in Japan and the United Kingdom, we also sought out opportunities in Spain, Switzerland, Norway, the Netherlands and Germany. In fact, over the past twelve months, the Series remained fully invested among more than 10 countries. We also maintained positions in Singapore, Malaysia and Thailand early in the year, although we gradually cut back our holdings in Southeast Asia due to concerns over interest rates and domestic inflationary pressures.

  Finally, we avoided Mexico and the extremely speculative markets of Latin America during the year--a move that helped shelter the Series from dramatic underperformance in that corner of the world.

OUTLOOK AND STRATEGY

  International stock markets continue to offer tremendous opportunities for investors who recognize the wisdom of international diversification and are aware of its risks. In fact, given 1995's sharp gains in domestic markets, foreign markets appear to have greater relative value in the near term.

  Our emphasis on fundamental research and discovery of undervalued stocks and market situations remain keys to successful investment in 1996. Looking ahead, we expect further drops in interest rates in Europe and a continued slowing of European economies, some to near-recessionary levels. On the other hand, we are quite optimistic about the Japanese economy. We're looking for continued improvement in Japanese financial conditions in the near term, with developments which could lead to a full economic recovery within the next six months.


                                              FUND FACTS

                                              GOAL: total return from long-term
                                              growth of capital and dividend
                                              income, primarily through
                                              investment in international
                                              securities.

                                              START DATE: October 31, 1994

                                              SIZE: $16.3 million as of
                                              December 31, 1995

                                              MANAGERS: Nicholas Carn, Timothy
                                              Griffen, Gregory Eckersley and
                                              Nigel Hankin have served as
                                              portfolio managers since the
                                              Series' inception in 1994. Each
                                              has also served as a portfolio
                                              manager of New England
                                              International Equity Fund since
                                              1991. They also have managed the
                                              Maxim Series Fund--Foreign Equity
                                              Portfolio since November 1994.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Draycott         Lipper Variable International
              Int'l Equity     Fund Average

1995              6.03%               10.05%

Since
Inception         8.79%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                               Draycott
                             International
                             Equity Series       EAFE(2)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $10,260           $ 9,583
    1995                     $10,899           $10,690

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--92.4% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AUSTRALIA--4.4%
   6,300 Advance Bank Australia...................................   $    50,479
   4,200 Amcor Ltd. ..............................................        29,657
   4,900 Broken Hill Property.....................................        69,199
  19,400 CSR Ltd. ................................................        63,157
  19,750 Fairfax (John)...........................................        41,103
   3,800 Lend Lease Corp. ........................................        55,077
   8,900 Mayne Nickless Ltd. .....................................        39,690
   5,800 National Australia Bank..................................        52,163
  15,100 News Corporation.........................................        80,584
  19,200 North Ltd. ..............................................        53,516
  40,800 Normandy Mining Ltd. ....................................        59,135
  15,000 QNI Limited..............................................        31,663
  11,300 WMC Limited..............................................        72,567
   6,700 Woolworths Ltd. .........................................        16,135
                                                                     -----------
                                                                         714,125
                                                                     -----------
         FINLAND--1.8%
   2,800 Cultor OY................................................       115,878
   1,900 Kymmene Corporation......................................        50,237
   3,500 Nokia (AB) OY............................................       135,191
                                                                     -----------
                                                                         301,306
                                                                     -----------
         GERMANY--6.0%
   1,600 Adidas...................................................        84,657
     100 Boss (Hugo) AG...........................................        83,025
     710 Mannesmann AG............................................       226,042
     530 Hoechst AG...............................................       143,723
     280 Siemens AG...............................................       153,224
   1,530 SGL Carbon...............................................       118,390
   3,810 Veba Ag. ................................................       161,749
                                                                     -----------
                                                                         970,810
                                                                     -----------
         GREAT BRITAIN--25.4%
 104,500 ASDA Group...............................................       180,144
  23,200 BAT Industries...........................................       204,293
   4,750 Barclays.................................................        54,442
  14,100 Bass.....................................................       157,336
  15,150 British Aerospace........................................       187,243
  14,150 British Airways..........................................       102,406
  25,650 British Telecommunication................................       140,619
  15,700 British Sky Broadcast....................................        99,116
  40,600 Burton Group.............................................        84,807
  47,450 Caradon PLC..............................................       144,067
  11,250 Commercial Union.........................................       109,722
  24,850 Compass Group............................................       189,105
  22,000 Courtaulds...............................................       138,888
  24,800 General Electric.........................................       136,344
  17,150 Glaxo Welcome............................................       243,706
  77,600 Ladbroke Group...........................................       176,555
  36,990 LLoyds TSB Group.........................................       190,436
  12,800 Pearson..................................................       123,945
  35,100 Pillar Properties Inv. ..................................        77,406

 SHARES                                                               VALUE (a)
  13,150 Prudential Corporation...................................   $    84,651
  14,400 Reed International.......................................       219,500
   9,715 Shell Transportation & Trading...........................       128,472
  15,800 Smithkline Beecham.......................................       174,220
  33,650 Telewest Communications..................................        81,003
  21,500 Ti Group.................................................       153,094
   6,265 Thorn EmI................................................       147,552
  28,950 Tomkins..................................................       126,564
  17,450 United News & Media PLC..................................       150,255
  26,100 Williams Holdings........................................       132,750
                                                                     -----------
                                                                       4,138,641
                                                                     -----------
         ITALY--4.8%
  54,750 BCA Fideuram SPA.........................................        63,261
  14,200 Burgo (Cartiere) SA......................................        70,860
  92,200 Credito Italiano.........................................       107,403
   7,900 Edison...................................................        34,025
  26,900 Eni SPA..................................................        94,007
 155,750 Olivetti and C SPA.......................................       124,845
  18,400 RAS......................................................       112,905
  24,350 Saipem...................................................        56,117
  75,760 Telecom Italia Mob.......................................        79,666
  15,760 Unicem (Union Cem).......................................        39,992
                                                                     -----------
                                                                         783,081
                                                                     -----------
         JAPAN--33.3%
   9,000 Asahi Glass Co. .........................................       100,242
  19,000 Asahi Bank...............................................       239,225
   6,000 Bank of Tokyo............................................       105,182
   7,000 Canon Inc. ..............................................       126,780
   9,000 Dai Nippon Printing......................................       152,542
   4,000 Daiwa Securities.........................................        61,211
      13 East Japan Railway.......................................        63,206
  12,000 Fuji Bank................................................       264,988
   2,000 Hitachi..................................................        20,145
   7,000 Honda Motor Co. .........................................       144,407
   7,000 Isetan Co. ..............................................       115,254
  28,000 Ishikawajima Har.........................................       117,966
   7,000 Kirin Brewery Co. .......................................        82,712
  12,000 Matsushita Electronic Industries.........................       195,254
  11,000 Mitsubishi Bank..........................................       258,886
  11,000 Mitsubishi Corp. ........................................       135,303
  16,000 Mitsubishi Chemical......................................        77,792
  11,000 Mitsubishi Heavy Industrial..............................        87,680
   9,000 Mitsui + Co. ............................................        78,973
  19,000 MItsukoshi...............................................       178,499
  11,000 Mitsui Fudosan Co. ......................................       135,303
   6,000 Nippondenso Co. .........................................       112,155
  39,000 Nippon Steel Corp. ......................................       133,714
   6,000 Nomura Securities........................................       130,751
  19,000 Odakyu Electric Railway..................................       129,734
   9,000 Okumura Corporation......................................        81,937

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
          JAPAN--(CONTINUED)
   9,000  Onward Kkashiyama......................................    $   146,441
   9,000  Ricom Company..........................................         98,499
   9,000  Sakura Bank............................................        114,189
  11,000  Sanwa Bank.............................................        223,729
   5,000  Sony Corp..............................................        299,758
  12,000  Sumitomo Bank..........................................        254,528
   1,000  Sumitomo Marine & Fire.................................          8,213
  15,000  Sumitomo Realty & Development..........................        106,053
  12,000  Sumitomo Rubber........................................        100,184
   7,000  Takashimaya Co. .......................................        111,864
  15,000  Tokai Bank.............................................        209,200
   4,000  Toto...................................................         55,787
  11,000  Yakult Honsha Co. .....................................        150,218
  10,000  Yamanouchi Pharmaceutical..............................        215,012
                                                                     -----------
                                                                       5,423,516
                                                                     -----------
          NETHERLAND--4.8%
   1,900  Akzo Nobel NV..........................................        219,755
   3,500  Fortis Amev NV.........................................        234,468
   1,100  Nutricia Ver Berdj.....................................         88,976
   2,600  N V Koninklijke Sphinx Gus.............................         50,227
   5,300  Philips Electronic.....................................        191,562
                                                                     -----------
                                                                         784,988
                                                                     -----------
          NORWAY--1.5%
   1,880  Kvaerner AS............................................         66,485
   3,300  Norske Skogsindust.....................................         91,173
   6,000  Schibsted A/S..........................................         81,464
                                                                     -----------
                                                                         239,122
                                                                     -----------
          SPAIN--5.2%
   1,755  Acerinox SA............................................        177,526
   3,400  BCO Santander SA.......................................        170,700
   1,550  Gas Natural Sdg SA.....................................        241,509
  35,500  Sevillana de Elec......................................        275,688
                                                                     -----------
                                                                         865,423
                                                                     -----------
          SWITZERLAND--5.2%
     263  Alusuisse Lonza HD.....................................        208,394
      36  Roche Holdings AG......................................        284,785
     100  Sandoz AG..............................................         91,547
     904  Zurich Versicherun.....................................        270,377
                                                                     -----------
                                                                         855,103
                                                                     -----------
          Total Common Stocks
           (Identified Cost $14,217,725).........................     15,076,115
                                                                     -----------



SHORT-TERM INVESTMENTS--5.3%

   FACE
  AMOUNT                                                            VALUE (a)
 $865,000 Repurchase agreement with State Street Bank & Trust
           Company dated 12/29/95 at 5.000% to be repurchased at
           $865,480 on 1/2/96 collateralized by $865,000
           U.S.Treasury Notes 8.00%, due 8/15/99 with a value of
           $1,009,891...........................................   $   865,000
                                                                   -----------
          Total Short-Term Investments
           (Identified Cost $865,000)...........................       865,000
                                                                   -----------
          Total Investments--97.7%
           (Identified Cost $15,082,725)........................    15,941,115
          Cash and Receivables(c)...............................       418,547
          Liabilities...........................................       (92,155)
                                                                   -----------
          TOTAL NET ASSETS--100%................................   $16,267,507
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $15,104,781 for federal income tax purposes was as follows:
          Aggregate gross unrealized appreciation for all
           investments in which there is an excess of value over
           tax cost.............................................   $ 1,138,334
          Aggregate gross unrealized depreciation for all
           investments in which there is an excess of tax cost
           over value...........................................      (302,000)
                                                                   -----------
          Net unrealized appreciation...........................   $   836,334
                                                                   ===========

  As of December 1995, the Series had a net tax basis capital loss carryforward as follows:
    Expiring December 31, 2002 $323
    Expiring December 31, 2003 $50,456
(c) Including deposits in foreign denominated currencies with a value of $252,491 and a cost of $253,850.

TEN LARGEST INDUSTRY HOLDINGS AT DECEMBER 31, 1995

Banking.................................................................... 14.6
Consumer Basics............................................................ 12.6
Basic Industries........................................................... 10.7
Miscellaneous Industries...................................................  6.7
Consumer Non-Durables......................................................  6.7
Capital Goods..............................................................  6.3
Finance....................................................................  6.3
Consumer Durables..........................................................  6.1
Utilities..................................................................  5.8
Communications.............................................................  4.4

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................          $15,941,115
 Cash.....................................................                  567
 Foreign cash at value....................................              252,491
 Receivable for:
 Fund shares sold.........................................               88,653
 Dividends and interest...................................               19,415
 Foreign taxes............................................               13,223
 Due from advisor.........................................               36,493
 Unamortized organization expense.........................                7,705
                                                                    -----------
                                                                     16,359,662
LIABILITIES
 Payable for:
 Securities purchased.....................................  $29,374
 Fund shares redeemed.....................................       80
 Withholding Taxes........................................    2,656
 Accrued expenses:
 Management fees..........................................    5,181
 Other expenses...........................................   54,864
                                                            -------
                                                                         92,155
                                                                    -----------
                                                                    $16,267,507
                                                                    ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................          $15,581,805
 Distributions in excess of net investment income.........               (6,800)
 Accumulated net realized losses..........................             (164,529)
 Unrealized appreciation on investments, forward contracts
  and foreign currency....................................              857,031
                                                                    -----------
NET ASSETS................................................          $16,267,507
                                                                    ===========
Computation of offering price:
Net asset value and redemption price per share
 ($16,267,507 divided by 1,516,717 shares of beneficial
 interest)................................................          $     10.73
                                                                    ===========
Identified cost of investments............................          $15,082,725
                                                                    ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..............................................             $174,150(a)
 Interest...............................................               72,866
                                                                     --------
                                                                      247,016
EXPENSES
 Management fees........................................  $  85,666
 Trustees' fees and expenses............................     15,050
 Custodian..............................................    147,730
 Audit and tax services.................................     28,000
 Legal..................................................     10,821
 Printing...............................................      4,651
 Registration...........................................          7
 Insurance..............................................         98
 Amortization of organization expenses..................      2,347
 Miscellaneous..........................................      3,165
                                                          ---------
  Total expenses........................................    297,535
  Less expenses assumed by the investment adviser.......   (173,796)  123,739
                                                          ---------  --------
NET INVESTMENT INCOME...................................              123,277
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS,
 CONTRACTS AND FOREIGN CURRENCY TRANSACTIONS
 Realized gain (loss) on:
 Investments--net.......................................   (205,658)
 Foreign currency transactions--net.....................     80,389
                                                          ---------
  Total realized loss on investments and foreign
   currency transactions................................   (125,269)
                                                          ---------
 Unrealized appreciation on:
 Investments--net.......................................    543,413
 Foreign currency transactions--net.....................    255,106
                                                          ---------
  Total unrealized appreciation on investments and
   foreign currency transactions........................    798,519
                                                          ---------
Net gain on investment transactions.....................              673,250
                                                                     --------
NET INCREASE IN NET ASSETS FROM OPERATIONS..............             $796,527
                                                                     ========

(a)Net of foreign taxes of: $26,441

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(DRAYCOTT INTERNATIONAL EQUITY SERIES)

STATEMENT OF CHANGES IN NET ASSETS


                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $     7,643      $   123,277
 Net realized loss on investments and for-
  eign currency transactions................           (2,176)        (125,269)
 Unrealized appreciation on investments, and
  foreign currency transactions.............           58,511          798,519
                                                  -----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           63,978          796,527
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................           (5,791)        (123,277)
 In excess of net investment income.........                0          (48,516)
 Paid in capital............................           (2,628)               0
                                                  -----------      -----------
                                                       (8,419)        (171,793)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        3,566,918       16,189,698
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...            5,791          171,793
 Distributions from paid in capital.........            2,628                0
                                                  -----------      -----------
                                                    3,575,337       16,361,491
 Cost of shares redeemed....................       (1,641,679)      (3,707,935)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        1,933,658       12,653,556
                                                  -----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        1,989,217       13,278,290
NET ASSETS
 Beginning of the year......................        1,000,000        2,989,217
                                                  -----------      -----------
 End of the year............................      $ 2,989,217      $16,267,507
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $    (6,800)
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          355,009        1,564,292
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...              571           16,055
 Distributions from paid in capital.........              257                0
                                                  -----------      -----------
                                                      355,837        1,580,347
 Redeemed...................................         (163,731)        (355,736)
                                                  -----------      -----------
 Net change.................................          192,106        1,224,611
                                                  ===========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........      $     10.00      $     10.23
                                                  -----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.03             0.09
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................             0.23             0.53
                                                  -----------      -----------
 Total From Investment Operations...........             0.26             0.62
                                                  -----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.02)           (0.09)
 Distributions in Excess of Net Investment
  Income....................................             0.00            (0.03)
 Distributions From Paid-in Capital.........            (0.01)            0.00
                                                  -----------      -----------
 Total Distributions........................            (0.03)           (0.12)
                                                  -----------      -----------
Net Asset Value, End of Year................      $     10.23      $     10.73
                                                  ===========      ===========
TOTAL RETURN (%)............................             2.60***          6.03
Ratio of Operating Expenses to Average Net
 Assets (%).................................             1.30**           1.30
Ratio of Net Investment Income to Average
 Net Assets (%).............................             2.56**           1.29
Portfolio Turnover Rate (%).................                4**             89
Net Assets, End of Year (000)...............      $     2,989      $    16,268
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             5.38**           3.12

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH ALGER EQUITY GROWTH SERIES
PORTFOLIO MANAGERS: DAVID D. ALGER, SEILAI KHOO AND RON TARRARO; FRED ALGER MANAGEMENT, INC.

                    MARKET REVIEW

  Photo David
     Alger           1995 proved to be a very good year for the stock market.
                   The general stock market indices all posted substantial gains, and the Alger Growth Equity Series had a very impressive 48.7% return for the year, significantly outperforming all major indices, including the Standard & Poor's 500 Index/1//9/, which returned 37.44%. In fact, according to Lipper Analytical Services, Inc., the portfolio ended the year ranked second out of ninety-six variable product growth funds.

                     As of December 31, 1995, the Alger Equity Growth Series
                   portfolio held 66 stocks with a
median price/earnings ratio (P/E) of 24.4x, 1 year earnings per share (EPS) growth of 36.61% based on 1995 estimated earnings, and a weighted average annual five year EPS growth estimate of 25.3%. The weighted average market cap was $10.3 billion. The top three industry sectors were semiconductors, computer networking and pharmaceuticals. The portfolio held 17 stocks for the entire 12 month period of which 16 advanced and only 1 declined in price. Of the 16 that advanced, 11 appreciated more than 50%. The portfolio did not invest in derivative securities during the year.

  The year began with growth stocks undervalued relative to the market and interest rates at a fairly high level of 7.89%. The Federal Reserve Board had targeted a desired growth rate of 2.5% for 1995, a substantial reduction from the 4.1% growth in 1994. Predictably, the economy began to decelerate from a fairly strong fourth quarter in response to increases in interest rates (both long and short) that occurred during 1994. This deceleration had a negative impact on consumer spending--principally in interest-sensitive sectors such as housing and autos. Many non-growth groups, including those that were depressed in 1994, including financials and utilities, had an excellent first quarter. As a result, growth stocks remained deeply undervalued relative to the market and presented excellent investment opportunities for the rest of the year.

  In the second quarter, growth stocks improved to the low end of their normal range. Technology related stocks started to do especially well in April (after March earnings were announced) with positive product cycles in all areas of technology. Additionally, businesses were continuing to lay off employees and invest heavily in information technology to augment productivity. The portfolio had strong performance returns during this time, due primarily to a large exposure to technology related stocks (40-55% of the portfolio).

  Second quarter Gross Domestic Product (GDP) annualized growth was a very slow 1.3%. In response, the Fed lowered rates by 1/4 point in July. At the same time, the bond market rallied sharply due to the slowdown in the economy and lack of inflation. The market in general rose quickly, with the Dow Jones Industrial Average breaking one record after another. Technology stocks continued to respond strongly to extremely favorable second quarter earnings, especially semiconductors and related semiconductor equipment (approximately 20-30% of the portfolio). The third quarter ended with GDP up a surprising 4.2%. This better than expected growth rate resulted in a build-up in inventories, suggesting that the fourth quarter numbers would be lower than the third quarter.

  As the fourth quarter progressed, it became clear that the economy was decelerating sharply, especially at the consumer level. This began to have negative implications for certain technology stocks--especially commodity-based semiconductors (DRAM's and SRAM's) which were also beset by a build-up of capacity in Asia. We had a substantial commitment to technology related stocks entering the fourth quarter--approximately 50% of the portfolio. Significant sell-offs began to occur and we liquidated select technology holdings. By December, we had reduced the portfolio's technology related exposure from 50+% to approximately 35%, retaining stocks that we felt still had good fundamentals. In general, prices of growth stocks, which had peaked at around 1.7x market in September and October, fell dramatically as investors took profits and rotated into defensive stocks, sending the averages higher but depressing growth stocks. We had predicted that the Fed would lower rates in December, and this proved an accurate forecast on December 19th. This action eliminated some negativity in the market and we regained some of our lost momentum.

OUTLOOK AND STRATEGY

  At present, technology stocks have continued to be subject to periods of excessive profit taking. There were sharp sell-offs in the technology sector during the fourth quarter of 1995. We believe that this phenomenon has been greatly overdone and that many of our holdings are exceedingly undervalued. We recently completed a study that shows that if our top thirteen technology holdings were to return to the high P/E multiples reached in 1995, based on 1996 projected earnings, the average appreciation would be in excess of 70%. Therefore, we are extremely reluctant to sell stocks that are doing well at this price. We believe that this strategy will, in the end, prevail.

  What we see for the economy in 1996 is as follows:

    1) The first quarter may grow, but at a slow rate;
    2) The Fed may be anxious to supply credit in small increments;
    3) Inflation, after a brief commodity-based scare, may be low;
    4) Corporate profits may rise, but not as sharply as in 1995;
    5) The stock market may have a good year, possibly reaching 6000.

  In conclusion, we expect that 1996 will be another successful year for the Alger Equity Growth Series.

                                              FUND FACTS

                                              GOAL: long-term capital
                                              appreciation.

                                              START DATE: October 31, 1994

                                              SIZE: $46.4 million

                                              MANAGERS: David D. Alger,
                                              President and Chief Investment
                                              Officer (since 1995), Executive
                                              Vice President, Portfolio Manager
                                              and Director of Research (since
                                              1971), Fred Alger Management
                                              Inc.; Portfolio Manager, The
                                              Alger Growth Portfolio (since
                                              1986), The Alger American Fund
                                              Growth Portfolio (since 1989) and
                                              The Alger Defined Contribution
                                              Trust Growth Portfolio (since
                                              1993). Seilai Khoo and Ron
                                              Tarraro have managed the Series
                                              since 1995.


     A $10,000 Investment Compared to an Index

Average Annual Total Return


              Alger Equity     Lipper Variable Small
              Growth           Fund Average

1995             48.70%               32.47%

Since
Inception        32.42%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Alger Equity
                                 Growth        S&P 500(19)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $ 9,580           $ 9,794
    1995                     $14,245           $13,461

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--87.9% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
        AIRLINES--0.8%
  5,000 Delta Air Lines, Inc. ....................................   $   369,375
                                                                     -----------
        APPAREL--0.9%
 10,000 Tommy Hilfiger Corp. .....................................       423,750
                                                                     -----------
        BIO TECHNOLOGY--2.7%
 31,000 Biochem Pharmacy, Inc. ...................................     1,243,875
                                                                     -----------
        BUILDING & CONSTRUCTION--1.7%
 22,500 Clayton Homes, Inc. ......................................       480,938
  9,200 Pulte Corp. ..............................................       309,350
                                                                     -----------
                                                                         790,288
                                                                     -----------
        CASINOS & RESORTS--0.2%
  2,800 Mirage Resorts, Inc. .....................................        96,600
                                                                     -----------
        COMMUNICATIONS--5.5%
 13,500 DSC Communications Corp.(c)...............................       497,813
 10,000 Glenayre Technologies, Inc. ..............................       622,500
  5,400 Tellabs, Inc.(c)..........................................       199,800
  8,000 US Robotics, Inc. ........................................       702,000
 11,000 Viacom Inc.--Class B(c)...................................       521,125
                                                                     -----------
                                                                       2,543,238
                                                                     -----------
        COMPUTER RELATED & BUSINESS
        EQUIPMENT--18.1%
 26,750 Bay Networks, Inc. .......................................     1,100,094
 11,500 Cisco Systems, Inc. ......................................       858,187
  9,000 Compaq Computer Corp.(c)..................................       432,000
 23,350 Dell Computer Corp. ......................................       808,494
 22,900 Digital Equipment Corp.(c)................................     1,468,462
 19,801 First Data Corp. .........................................     1,324,192
 17,400 Seagate Technology........................................       826,500
 12,600 Summit Technology, Inc. ..................................       425,250
 24,900 3Com Corp.(c).............................................     1,160,962
                                                                     -----------
                                                                       8,404,141
                                                                     -----------
        COMPUTER SOFTWARE--1.0%
  5,000 Broderbund Software, Inc. ................................       303,750
  6,000 Informix Corporation......................................       180,000
                                                                     -----------
                                                                         483,750
                                                                     -----------
        COMPUTER TECHNOLOGY--1.9%
  3,550 Adaptec, Inc. ............................................       145,550
 10,000 America Online, Inc. .....................................       375,000
 10,000 General Datacomm Industries, Inc. ........................       171,250
  6,500 Silicon Graphics, Inc. ...................................       178,750
                                                                     -----------
                                                                         870,550
                                                                     -----------
        DEFENSE--3.6%
  3,000 Lockheed Martin Corp. ....................................       237,000
 14,400 Loral Corp. ..............................................       509,400
 10,200 McDonnell Douglas Corp. ..................................       938,400
                                                                     -----------
                                                                       1,684,800
                                                                     -----------

 SHARES                                                               VALUE (a)
        FINANCE--2.8%
  6,900 American International Group, Inc. .......................   $   638,250
 10,600 Travelers Group, Inc. ....................................       666,475
                                                                     -----------
                                                                       1,304,725
                                                                     -----------
        FINANCIAL SERVICES--0.7%
  4,500 Lehman Brothers Holdings, Inc. ...........................        95,625
  4,000 Merrill Lynch & Co., Inc. ................................       204,000
                                                                     -----------
                                                                         299,625
                                                                     -----------
        HEALTH CARE--11.8%
  8,400 Apria Health Care Group, Inc. ............................       237,300
  6,000 Boston Scientific Corp. ..................................       294,000
 20,000 Cardinal Health, Inc. ....................................     1,095,000
 16,400 Columbia/HCA Healthcare Corp. ............................       832,300
 12,000 Genzyme Corp. ............................................       748,500
  3,450 Health Management Assoc., Inc. ...........................        90,131
 16,500 Merck & Co., Inc. ........................................     1,084,875
  4,300 Nellcor Puritan Bennett, Inc. ............................       249,400
 20,000 Occusystems, Inc. ........................................       400,000
  7,000 United Healthcare Corp. ..................................       458,500
                                                                     -----------
                                                                       5,490,006
                                                                     -----------
        HEALTH CARE--ADMINISTRATIVE
        SERVICES--3.0%
 33,400 Healthsource, Inc. .......................................     1,202,400
 10,000 Liposome, Inc. ...........................................       200,000
                                                                     -----------
                                                                       1,402,400
                                                                     -----------
        HEALTH MAINTENANCE SERVICES--2.5%
 15,500 Oxford Health Plans, Inc. ................................     1,145,062
                                                                     -----------
        MEDICAL SERVICES--0.6%
  5,200 Medtronic, Inc. ..........................................       290,550
                                                                     -----------
        MISCELLANEOUS--2.6%
 27,000 Service Corp. International...............................     1,188,000
                                                                     -----------
        PHARMECUTICALS--3.7%
 16,200 Eli Lilly & Company.......................................       911,250
 14,700 Smithkline Beecham PLC....................................       815,850
                                                                     -----------
                                                                       1,727,100
                                                                     -----------
        RESTAURANTS & LODGING--5.9%
 14,400 Boston Chicken, Inc. .....................................       462,600
  7,150 Cracker Barrel Old Country Store..........................       123,338
 20,000 La Quinta Inns, Inc. .....................................       547,500
 35,800 Lone Star Steakhouse Saloon...............................     1,373,825
  6,000 Outback Steakhouse, Inc. .................................       215,250
                                                                     -----------
                                                                       2,722,513
                                                                     -----------
        RETAILING--6.6%
  9,800 Cintas Corp. .............................................       436,100
 10,000 CompUSA, Inc. ............................................       311,250
 56,000 Officemax, Inc. ..........................................     1,253,000

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        RETAILING--(CONTINUED)
 20,000 The Gap, Inc..............................................   $   840,000
  5,000 Viking Office Products, Inc...............................       232,500
                                                                     -----------
                                                                       3,072,850
                                                                     -----------
        SEMI-CONDUCTORS--11.3%
 27,000 Altera Corp...............................................     1,343,250
 17,800 Intel Corp. ..............................................     1,010,150
 10,000 LSI Logic Corp............................................       327,500
 15,000 Linear Technology Corporation.............................       588,750
 32,600 Maxim Integrated Products, Inc............................     1,255,100
 23,300 Xilinx, Inc...............................................       710,650
                                                                     -----------
                                                                       5,235,400
                                                                     -----------
        Total Common Stocks
         (Identified Cost $36,287,708)............................    40,788,598
                                                                     -----------


SHORT-TERM INVESTMENTS--16.2%

    FACE
   AMOUNT                                 VALUE (a)
 $7,504,356 Seven Seas U.S. Government
             Money Market Fund........   $ 7,504,356
                                         -----------
            Total Short-Term
             Investment
             (Identified Cost
             $7,504,356)................   7,504,356
                                         -----------
            Total Investments--104.1%
             (Identified cost
             $43,792,064)(b)............  48,292,954
            Receivables...............       266,770
            Liabilities...............    (2,173,322)
                                         -----------
            TOTAL NET ASSETS--100%...... $46,386,402
                                         ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $43,809,703 for federal income tax purposes was as follows:
            Aggregate gross unrealized
             appreciation for all
             investments in which
             there is an excess of
             value over tax cost......   $ 5,430,730
            Aggregate gross unrealized
             depreciation for all
             investments in which
             there is an excess of tax
             cost over value..........      (947,479)
                                         -----------
            Net unrealized
             appreciation.............   $ 4,483,251
                                         ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value..................................             $48,292,954
 Receivable for:
 Fund shares sold......................................                 215,212
 Dividends and interest................................                  43,853
 Unamortized organization expense......................                   7,705
                                                                    -----------
                                                                     48,559,724
LIABILITIES
 Payable for:
 Securities purchased..................................  $2,110,953
 Fund shares redeemed..................................       1,877
 Accrued expenses:
 Management fees.......................................      21,027
 Other expenses........................................      39,465
                                                         ----------
                                                                      2,173,322
                                                                    -----------
                                                                    $46,386,402
                                                                    ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in.......................................             $42,729,581
 Undistributed net investment income...................                   1,354
 Accumulated net realized losses.......................                (845,423)
 Unrealized appreciation on investments................               4,500,890
                                                                    -----------
NET ASSETS.............................................             $46,386,402
                                                                    ===========
Computation of offering price:
Net asset value and redemption price per share
 ($46,386,402 divided by 3,362,196 shares of beneficial
 interest).............................................             $     13.80
                                                                    ===========
Identified cost of investments.........................             $43,792,064
                                                                    ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................            $   81,944(a)
 Interest..............................................               124,430
                                                                   ----------
                                                                      206,374
EXPENSES
 Management fees.......................................  $144,943
 Trustees' fees and expenses...........................    15,049
 Custodian.............................................    52,793
 Audit and tax services................................    19,800
 Legal.................................................    10,821
 Printing..............................................     4,920
 Registration..........................................         7
 Amortization of organization expenses.................     2,347
 Miscellaneous.........................................     2,575
                                                         --------
  Total expenses.......................................   253,255
  Less expenses assumed by the investment adviser......   (77,254)    176,001
                                                         --------  ----------
NET INVESTMENT INCOME..................................                30,373
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net.....................               448,499
 Unrealized appreciation on investments--net...........             4,579,507
                                                                   ----------
Net gain on investment transactions....................             5,028,006
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $5,058,379
                                                                   ==========

(a) Net of foreign taxes of: $319

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(ALGER EQUITY GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                               OCTOBER 31, 1994(a)
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                               ------------------- ------------
FROM OPERATIONS
 Net investment income.......................      $    3,467      $    30,373
 Net realized gain (loss) on investments.....          (7,937)         448,499
 Unrealized appreciation (depreciation) on
  investments................................         (78,617)       4,579,507
                                                   ----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OPER-
  ATIONS.....................................         (83,087)       5,058,379
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.......................          (3,466)         (30,373)
 In excess of net investment income..........            (534)            (993)
 Net realized gain on investments............               0       (1,285,986)
                                                   ----------      -----------
                                                       (4,000)      (1,317,352)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares................       1,872,491       47,127,562
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income....           4,000           31,366
 Distributions from net realized gain........               0        1,285,986
                                                   ----------      -----------
                                                    1,876,491       48,444,914
 Cost of shares redeemed.....................      (1,872,491)      (7,716,452)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.........................           4,000       40,728,462
                                                   ----------      -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS.....         (83,087)      44,469,489
NET ASSETS
 Beginning of the year.......................       2,000,000        1,916,913
                                                   ----------      -----------
 End of the year.............................      $1,916,913      $46,386,402
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.......................      $        0      $         0
                                                   ==========      ===========
 End of the year.............................      $        0      $     1,354
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..............         220,620        3,648,304
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income....             421            2,303
 Distributions from net realized gain........               0           94,419
                                                   ----------      -----------
                                                      221,041        3,745,026
 Redeemed....................................        (220,620)        (583,251)
                                                   ----------      -----------
 Net change..................................             421        3,161,775
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                OCTOBER 31, 1994*
                                                     THROUGH        YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                               ------------------- ------------
Net Asset Value, Beginning of Year...........      $    10.00      $      9.56
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income.......................            0.02             0.01
 Net Realized and Unrealized Gain (Loss) on
  Investments................................           (0.44)            4.65
                                                   ----------      -----------
 Total From Investment Operations............           (0.42)            4.66
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income....           (0.02)           (0.01)
 Distributions From Net Realized Capital
  Gains......................................            0.00            (0.41)
                                                   ----------      -----------
 Total Distributions.........................           (0.02)           (0.42)
                                                   ----------      -----------
Net Asset Value, End of Year.................      $     9.56      $     13.80
                                                   ==========      ===========
TOTAL RETURN (%).............................           (4.20)***        48.70
Ratio of Operating Expenses to Average Net
 Assets (%)..................................            0.85**           0.83
Ratio of Net Investment Income to Average Net
 Assets (%)..................................            1.07**           0.14
Portfolio Turnover Rate (%)..................              32**            107
Net Assets, End of Year (000)................      $    1,917      $    46,386
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%).........................................            2.74**           2.45

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH CAPITAL GROWTH SERIES
PORTFOLIO MANAGER: G. KENNETH HEEBNER; CAPITAL GROWTH MANAGEMENT, L.P.

                    MARKET REVIEW

    Photo G.          In 1995, an economic environment fell into place that was
Kenneth Heebner     highly favorable to the stock market, and particularly the kind of growth stocks your Series invests in. Both bond and stock markets prospered. Among the key factors were a benign inflationary background and moderating interest rates, along with low labor and capital costs and high productivity--a combination that permitted many companies to enjoy increased revenues, expanding profit margins and earnings growth.

                      Taking advantage of these positive trends, the Series
                    rewarded shareholders with very
strong performance in 1995. Total return was 38.03% for the 12 months ended December 31, 1995. The Series outperformed the overall market as measured by the Standard and Poor's 500 Index,/1//9/ which had a total return of 37.44% for the period.

  The Series delivered these strong returns in 1995 by staying fully invested in a rising stock market. Most holdings rose in price, and the Series benefited significantly from its substantial positions in airlines, banks and technology stocks.

  Holdings in steel, chemical and copper stocks were sold in the first quarter, in anticipation of a slow-growth economy. A large position in technology stocks was taken early in the year. Most of these issues were sold during the second half of the year, at higher prices.

  Over the last two years many investors have come to appreciate the difficulty of trying to time moves in and out of the market. In early 1995, few market observers anticipated the long string of record highs that we witnessed last year. Manager Ken Heebner's investment approach--concentrating on a relatively small number of holdings that he believes can deliver earnings in excess of the consensus view--has delivered positive results for shareholders over the years. Although past performance does not guarantee future results, the Series' long-term record demonstrates that the surest way to take advantage of the market's potential for growth is to stay invested.

                                              FUND FACTS

                                              GOAL: long-term growth of
                                              capital.

                                              START DATE: August 26, 1983

                                              SIZE: $921.4 million as of
                                              December 31, 1995

                                              MANAGER: G. Kenneth Heebner,
                                              since 1983; portfolio manager of
                                              New England Growth Fund since
                                              1976; CGM Capital Development
                                              Fund since 1976; CGM Mutual Fund
                                              since 1981; CGM Realty Fund since
                                              1994; CGM Fixed Income Fund since
                                              1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Capital          Lipper Variable
              Growth           Growth Fund Average


1 year         38.03%                32.47%

5 years        16.37%                17.27%

10 years       22.02%                14.24%


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                                Zenith
                                Capital
                                Growth         S&P 500(19)
                             ---------------   -----------
12/31/85                     $10,000           $10,000
    1986                     $19,520           $11,862
    1987                     $29,807           $12,480
    1988                     $27,184           $14,539
    1989                     $35,557           $19,132
    1990                     $34,312           $18,535
    1991                     $52,841           $24,159
    1992                     $49,618           $25,997
    1993                     $57,045           $28,613
    1994                     $53,012           $29,002
    1995                     $73,173           $39,860

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--98.5% OF TOTAL NET ASSETS

  SHARES                                                             VALUE (a)
           AEROSPACE--6.1%
   721,000 Boeing Co.............................................   $ 56,508,375
                                                                    ------------
           AIRLINES--9.6%
    90,000 AMR Corp.(c)..........................................      6,682,500
   680,000 Northwest Airlines Corp.(c)...........................     34,680,000
   265,000 UAL Corp.(c)..........................................     47,302,500
                                                                    ------------
                                                                      88,665,000
                                                                    ------------
           BANKS--MONEY CENTER--12.7%
   930,000 Chemical Banking Corp. ...............................     54,637,500
   926,000 CitiCorp..............................................     62,273,500
                                                                    ------------
                                                                     116,911,000
                                                                    ------------
           BEVERAGES AND TOBACCO--4.5%
   745,000 Pepsico, Inc..........................................     41,626,875
                                                                    ------------
           CHEMICALS--2.4%
   423,000 Air Products & Chemicals, Inc.........................     22,313,250
                                                                    ------------
           COMPUTER SOFTWARE & SERVICES--4.6%
   485,000 Computer Associates International, Inc................     27,584,375
   211,000 Computer Sciences Corp.(c)............................     14,822,750
                                                                    ------------
                                                                      42,407,125
                                                                    ------------
           DEFENSE--1.9%
   220,000 Lockheed Martin Corp. ................................     17,380,000
                                                                    ------------
           DRUGS--13.4%
   924,000 Eli Lilly and Co......................................     51,975,000
   775,000 Merck and Company, Inc. ..............................     50,956,250
   330,000 Pfizer, Inc...........................................     20,790,000
                                                                    ------------
                                                                     123,721,250
                                                                    ------------
           FINANCIAL SERVICES--1.9%
   253,000 First Data Corp.......................................     16,919,375
                                                                    ------------
           FOOD--RETAILERS/WHOLERS--5.5%
   560,000 Philip Morris Companies, Inc..........................     50,680,000
                                                                    ------------
           FREIGHT TRANSPORTATION--5.2%
   611,000 Burlington Northern Santa Fe Corp. ...................     47,658,000
                                                                    ------------
           HOME PRODUCTS AND COSMETIC--3.8%
   425,000 Procter and Gamble Co. ...............................     35,275,000
                                                                    ------------
           INSURANCE--11.9%
 1,215,000 Allstate Corp.........................................     49,966,875
   638,850 American International Group, Inc. ...................     59,093,625
                                                                    ------------
                                                                     109,060,500
                                                                    ------------
           MACHINERY--2.1%
   555,000 Deere & Co............................................     19,563,750
                                                                    ------------

  SHARES                                                             VALUE (a)
            RETAIL--7.8%
   820,000  May Department Stores Co. ..........................    $ 34,645,000
   940,000  Sears Roebuck and Co................................      36,660,000
                                                                    ------------
                                                                      71,305,000
                                                                    ------------
            MISCELLANEOUS--5.1%
   498,000  United Technologies Corp............................      47,247,750
                                                                    ------------
            Total Common Stock
             (Identified Cost $780,984,415).....................     907,242,250
                                                                    ------------

SHORT-TERM INVESTMENTS--0.6%

    FACE
   AMOUNT                                                          VALUE (A)
 $5,910,000 Chevron Oil Finance Co.
             5.7500%, 01/02/96.................................      5,910,000
                                                                  ------------
            Total Short-Term Investments
             (Identified Cost $5,910,000)......................      5,910,000
                                                                  ------------
            Total Investments--99.1%
             (Identified Cost $786,894,415)(b).................    913,152,250
            Cash and Receivables...............................     23,889,162
            Liabilities........................................    (15,597,592)
                                                                  ------------
            TOTAL NET ASSETS--100%.............................   $921,443,820
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $788,379,751 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost.....................................   $129,236,142
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax
             cost over value...................................     (4,463,643)
                                                                  ------------
            Net unrealized appreciation........................   $124,772,499
                                                                  ============

(c) Non-Income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.................................              $913,152,250
 Cash.................................................                       956
 Receivable for:
 Fund shares sold.....................................                   668,455
 Securities sold......................................                21,702,342
 Dividends and interest...............................                 1,517,409
                                                                    ------------
                                                                     937,041,412
LIABILITIES
 Payable for:
 Securities purchased.................................  $14,184,326
 Fund shares redeemed.................................      669,835
 Accrued expenses:
 Management fees......................................      493,781
 Deferred trustees' fees..............................       44,575
 Other expenses.......................................      205,075
                                                        -----------
                                                                      15,597,592
                                                                    ------------
                                                                    $921,443,820
                                                                    ============
NET ASSETS
 Net Assets consist of:
 Capital paid in......................................              $775,378,866
 Undistributed net investment income..................                    28,556
 Accumulated net realized gains.......................                19,778,563
 Unrealized appreciation on investments...............               126,257,835
                                                                    ------------
NET ASSETS............................................              $921,443,820
                                                                    ============
Computation of offering price:
Net asset value and redemption price per share
 ($921,443,820 divided by 2,459,656 shares of
 beneficial interest).................................              $     374.62
                                                                    ============
Identified cost of investments........................              $786,894,415
                                                                    ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..........................................             $ 13,027,061(a)
 Interest...........................................                  124,993
                                                                 ------------
                                                                   13,152,054
EXPENSES
 Management fees....................................  $5,232,562
 Trustees' fees and expenses........................      41,166
 Custodian..........................................     143,365
 Audit and tax services.............................      14,900
 Legal..............................................       8,055
 Printing...........................................     240,863
 Registration.......................................           7
 Miscellaneous......................................      20,525
                                                      ----------
  Total expenses....................................                5,701,443
                                                                 ------------
NET INVESTMENT INCOME...............................                7,450,611
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net..................              132,068,325
                                                                 ------------
 Unrealized appreciation on investments--net........              114,117,353
                                                                 ------------
Net gain on investment transactions.................              246,185,678
                                                                 ------------
NET INCREASE IN NET ASSETS FROM OPERATIONS..........             $253,636,289
                                                                 ============

(a) Net of foreign taxes of: $29,811

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(CAPITAL GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                    YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1995
                                                   -------------  -------------
FROM OPERATIONS
 Net investment income...........................  $  10,848,989  $   7,450,611
 Net realized gain on investments................     18,279,890    132,068,325
 Unrealized appreciation (depreciation) on in-
  vestments......................................    (79,261,045)   114,117,353
                                                   -------------  -------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERA-
  TIONS..........................................    (50,132,166)   253,636,289
                                                   -------------  -------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income...........................    (10,566,409)    (7,422,072)
 Net realized gain on investments................    (19,094,533)  (112,289,797)
                                                   -------------  -------------
                                                     (29,660,942)  (119,711,869)
                                                   -------------  -------------
FROM CAPITAL SHARE TRANSACTIONS
 Proceeds from sale of shares....................    265,969,106    211,234,567
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income........     10,556,416      7,422,051
 Distributions from net realized gain............     18,284,122    112,289,762
                                                   -------------  -------------
                                                     294,809,644    330,946,380
 Cost of shares redeemed.........................   (192,273,754)  (210,553,681)
                                                   -------------  -------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.............................    102,535,890    120,392,699
                                                   -------------  -------------
 TOTAL INCREASE IN NET ASSETS....................     22,742,782    254,317,119
NET ASSETS
 Beginning of the year...........................    644,383,919    667,126,701
                                                   -------------  -------------
 End of the year.................................  $ 667,126,701  $ 921,443,820
                                                   =============  =============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year...........................  $      (1,766) $     278,739
                                                   =============  =============
 End of the year.................................  $     278,739  $      28,556
                                                   =============  =============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..................        773,701        561,255
 Issued in connection with the reinvestment of:
 Distributions from net investment income........         33,768         19,951
 Distributions from net realized gain............         58,487        301,846
                                                   -------------  -------------
                                                         865,956        883,052
 Redeemed........................................       (562,304)      (559,603)
                                                   -------------  -------------
 Net change......................................        303,652        323,449
                                                   =============  =============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1991      1992      1993      1994      1995
                               --------  --------  --------  --------  --------
Net Asset Value, Beginning of
 Year........................  $ 249.04  $ 347.36  $ 322.23  $ 351.63  $ 312.30
                               --------  --------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.......      3.16      4.04      2.12      5.28      3.47
 Net Realized and Unrealized
  Gain (Loss) on Investments.    130.75    (25.10)    46.21    (30.54)   114.91
                               --------  --------  --------  --------  --------
 Total From Investment Opera-
  tions......................    133.91    (21.06)    48.33    (25.26)   118.38
                               --------  --------  --------  --------  --------
Less Distributions
 Distributions From Net In-
  vestment Income............     (3.22)    (4.07)    (2.18)    (5.15)    (3.48)
 Distributions From Net Real-
  ized Capital Gains.........    (31.93)     0.00    (16.75)    (8.92)   (52.58)
 Distributions From Paid-in
  Capital....................     (0.44)     0.00      0.00      0.00      0.00
                               --------  --------  --------  --------  --------
 Total Distributions.........    (35.59)    (4.07)   (18.93)   (14.07)   (56.06)
                               --------  --------  --------  --------  --------
Net Asset Value, End of Year.  $ 347.36  $ 322.23  $ 351.63  $ 312.30  $ 374.62
                               ========  ========  ========  ========  ========
TOTAL RETURN (%).............     54.00     (6.05)    14.97     (7.07)    38.03
Ratio of Operating Expenses
 to Average Net Assets (%)...      0.70      0.70      0.68      0.67      0.71
Ratio of Net Investment In-
 come to Average Net Assets
 (%).........................      1.22      1.53      0.67      1.61      0.92
Portfolio Turnover Rate (%)..       174       207       169       140       242
Net Assets, End of Year
 (000).......................  $343,965  $472,017  $644,384  $667,127  $921,444

                See accompanying notes to financial statements.

ZENITH LOOMIS SAYLES AVANTI GROWTH SERIES
PORTFOLIO MANAGERS: RICHARD HURCKES AND SCOTT PAPE; LOOMIS SAYLES & COMPANY,
L.P.

                                        MARKET REVIEW

 Photo Richard      Photo Scott Pape
    Hurckes                              In 1995, the economic environment
                                       proved to be extremely good for the
                                       stock market, and for growth investing
                                       in particular. A combination of steady
                                       growth in revenue, low labor and
                                       capital costs and high productivity
                                       allowed American corporations to enjoy
                                       expanding profit margins and strong
                                       earnings growth.

                                         American companies doing business
                                       internationally
benefited from the decline of the U.S. dollar early in the year. Corporations with significant global sales experienced healthy profits thanks in part to favorable currency translations.

  Loomis Sayles Avanti Growth Series remained fully in the stock market as the market rose to new highs in 1995. For the 12 months ended December 31, 1995, the Series achieved a total return of 30.35% at net asset value. This compares favorably to a 32.47% return for the Lipper Variable Growth Fund Average/1//1/ and S&P 500 Index/1//9/ return of 37.44% over the same period.

  The Series' successful performance was driven by our investment in premier companies across a broad spectrum of industries. Holdings that delivered the largest gains were those in the technology, medical technology and financial sectors.

  Early in the year, we anticipated the strength of technology stocks, and increased our position in that sector. Among our best performers were Oracle Systems, a leader in database management software, and Cisco Systems, a principal provider of inter-networking software used to connect computers worldwide. During the fourth quarter, we reduced our technology holdings slightly in the wake of increasing price volatility, and locked in some of the sizeable gains made earlier in the year.

  In 1995, we also built up our position in medical technology stocks, adding two distinguished companies--Medtronic, a leading worldwide manufacturer of pacemakers and implantable defribrillators, and Boston Scientific, a pioneer in technology for interventional cardiology procedures such as angioplasty. Both companies enjoyed strong profits during the year and contributed greatly to the performance of the Series.

  Pharmaceutical companies in the portfolio such as Johnson & Johnson, Merck and biotechnology leader Amgen also experienced good revenue gains due in large part to their proprietary products and increasing international sales.

  Financial stocks contributed to the Series' performance in the first half of the year. The prices of First Data Corp., a premier data processing company, and MBNA, one of the largest credit card issuers in the nation, were driven up by strong earnings. By mid-year, as the growth rate of earnings slowed, we began to shift out of the financial sector and into other areas, including consumer non-durables and medical technology.

  The Series' portfolio includes several Fortune 100 companies doing business internationally. During 1995, we maintained our existing positions in Gillette and Coca-Cola and added Proctor & Gamble and Duracell. All benefited from strong consumer demand abroad and favorable currency exchange rates.

  In 1995, we took advantage of the growth opportunities in equity securities of companies with market capitalization under $1 billion by increasing the percentage of these stocks from 23% to 30%. Examples include technology stars Informix and Parametric, retailers Starbucks and PETsMART, Inc., transaction processors Paychex Inc. and Medaphis and medical providers HealthSouth and Ventritex. Each is a superbly managed industry leader. Correspondingly, we reduced our investment in mid-size and large, blue chip companies, which offered relatively less upside potential.

OUTLOOK AND STRATEGY

  We believe the stock market will generate positive returns for investors in 1996, as it has in most Presidential election years. While we don't expect a repeat of 1995's impressive performance levels, we do expect a favorable climate for growth stocks. We expect American companies may benefit from domestic economic growth of about 2% and continuing low interest rates and inflation. Companies doing business internationally should continue to profit from the low value of the U.S. dollar.

  Economic conditions that favor smaller, emerging companies is likely to continue; therefore our interest in the technology and medical technology sectors--areas where attractive emerging companies can be found--remains strong.

  The Series will continue to own America's premier companies--leaders in their respective industries with strong management and excellent prospects for increased revenues and earnings. We feel these stocks offer investors the best opportunities for long-term growth.



                                              FUND FACTS

                                              GOAL: long-term growth of
                                              capital.

                                              START DATE: May 1, 1993

                                              SIZE: $48.8 million as of
                                              December 31, 1995

                                              MANAGERS: Richard Hurckes and
                                              Scott Pape since 1993; They have
                                              managed New England Capital
                                              Growth Fund since 1992. Mr.
                                              Hurckes joined Loomis Sayles in
                                              1971. Mr. Pape joined Loomis
                                              Sayles in 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable Growth
              Avanti Growth    Fund Average

1 year           30.35%              32.47%

Since
Inception        16.15%                --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Loomis Sayles
                              Avanti Growth     S&P 500(19)
                             ----------------   ------------
4/30/93                       $10,000            $10,000
   1993                       $11,474            $10,819
   1994                       $11,443            $10,966
   1995                       $14,916            $15,072

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--94.7% OF NET ASSETS

 SHARES                                                             VALUE (a)
        BANKS--SAVINGS AND LOAN--1.9%
 18,500 First Bank System.......................................   $   918,063
                                                                   -----------
        BEVERAGES--3.1%
 14,200 Coca Cola Co. ..........................................     1,054,350
  8,500 Pepsico, Inc. ..........................................       474,937
                                                                   -----------
                                                                     1,529,287
                                                                   -----------
        BUSINESS SERVICES--11.9%
 10,000 Checkfree Corp. ........................................       215,000
 14,000 Ceridian Corp.(c).......................................       577,500
 16,700 Cintas Corp. ...........................................       743,150
 21,550 CUC International, Inc. ................................       735,394
 12,500 Danka Business Systems..................................       462,500
 15,000 First Data Corp. .......................................     1,003,125
 27,750 Fiserv, Inc. ...........................................       832,500
 13,700 Medaphis Corp. .........................................       506,900
 15,000 Paychex, Inc. ..........................................       748,125
                                                                   -----------
                                                                     5,824,194
                                                                   -----------
        CHEMICAL--MAJOR--0.7%
  6,500 Air Products & Chemicals, Inc. .........................       342,875
                                                                   -----------
        COMPUTER SOFTWARE & SERVICES--8.6%
  6,000 Adobe Systems, Inc. ....................................       372,000
 10,900 Autodesk Inc. ..........................................       373,325
  5,200 Broderbund Software, Inc. ..............................       315,900
 16,500 FTP Software, Inc. .....................................       478,500
 27,000 Informix Corp. .........................................       810,000
 10,500 Microsoft Corp.(c)......................................       921,375
 22,000 Oracle Systems Corp.(c).................................       932,250
                                                                   -----------
                                                                     4,203,350
                                                                   -----------
        ELECTRICAL EQUIPMENT--1.3%
  9,000 General Electric Co. ...................................       648,000
                                                                   -----------
        ELECTRONIC COMPONENTS--7.5%
 19,000 Intel Corp. ............................................     1,078,250
 16,500 LSI Logic Corp.(c)......................................       540,375
 12,500 Micron Technology.......................................       495,313
 10,000 Motorola, Inc. .........................................       570,000
 16,700 Premier Industrial Corp. ...............................       409,150
  8,000 Solectron Corp. ........................................       353,000
  4,100 Texas Instruments, Inc. ................................       212,175
                                                                   -----------
                                                                     3,658,263
                                                                   -----------
        FINANCIAL SERVICES--2.1%
 10,000 Dean Witter Discover & Co. .............................       470,000
 14,500 MBNA Corp. .............................................       534,687
                                                                   -----------
                                                                     1,004,687
                                                                   -----------
        FOOD--PACKAGED & MISCELLANEOUS--1.9%
  8,300 Dreyers Grand Ice Cream, Inc. ..........................       275,975
 30,800 Starbucks Corp. ........................................       646,800
                                                                   -----------
                                                                       922,775
                                                                   -----------

 SHARES                                                               VALUE (a)
        HEALTH CARE--DRUGS--8.1%
 15,200 Amgen, Inc.(c)............................................   $   902,500
  6,600 Johnson & Johnson.........................................       565,125
 16,500 Merck & Co. ..............................................     1,084,875
 60,000 Oncor, Inc. ..............................................       270,000
 13,700 Smithkline Beecham PLC....................................       760,350
 20,000 Somatogen, Inc. ..........................................       377,500
                                                                     -----------
                                                                       3,960,350
                                                                     -----------
        HEALTH CARE--MEDICAL TECHNOLOGY--5.4%
 23,500 Boston Scientific Corp. ..................................     1,151,500
 20,000 Medtronic, Inc. ..........................................     1,117,500
 21,000 Ventritex, Inc. ..........................................       364,875
                                                                     -----------
                                                                       2,633,875
                                                                     -----------
        HEALTH CARE SERVICES--3.6%
 19,000 Columbia/HCA Health Care..................................       964,250
 26,800 Healthsouth Corp. ........................................       780,550
                                                                     -----------
                                                                       1,744,800
                                                                     -----------
        HOME PRODUCTS--4.7%
 16,000 Duracell International, Inc. .............................       828,000
 20,000 Gillette Co. .............................................     1,042,500
  5,000 Procter & Gamble Co. .....................................       415,000
                                                                     -----------
                                                                       2,285,500
                                                                     -----------
        HOTELS & RESTAURANTS--2.7%
 10,200 Boston Chicken, Inc. .....................................       327,675
 17,000 McDonalds Corp. ..........................................       767,125
 14,900 Primadonna Resorts, Inc. .................................       219,775
                                                                     -----------
                                                                       1,314,575
                                                                     -----------
        INSURANCE--3.9%
 14,000 American International Group, Inc. .......................     1,295,000
 10,000 Exel Limited..............................................       610,000
                                                                     -----------
                                                                       1,905,000
                                                                     -----------
        MEDIA & EQUIPMENT--3.1%
 13,500 Walt Disney Co. ..........................................       796,500
 15,000 Viacom, Inc. .............................................       710,625
                                                                     -----------
                                                                       1,507,125
                                                                     -----------
        NATURAL GAS--PIPELINES--1.6%
 19,900 Enron Corp. ..............................................       758,688
                                                                     -----------
        OFFICE EQUIPMENT--6.7%
 10,300 Cisco Systems, Inc. ......................................       768,638
 14,000 Hewlett Packard Co. ......................................     1,172,500
 11,000 Parametric Technology Corp. ..............................       731,500
 22,500 Silicon Graphics, Inc.(c).................................       618,750
                                                                     -----------
                                                                       3,291,388
                                                                     -----------
        OIL--INDEPENDENT PRODUCERS--3.3%
 22,500 Anadarko Petroleum Corp...................................     1,217,812
 12,000 Philips Petroleum Co......................................       409,500
                                                                     -----------
                                                                       1,627,312
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (A)
        PHOTOGRAPHY--2.5%
 18,000 Eastman Kodak Co. ........................................   $ 1,206,000
                                                                     -----------
        RETAIL--4.0%
 40,500 Office Depot, Inc.........................................       799,875
 22,500 Office Max, Inc...........................................       503,437
 21,750 Petsmart, Inc.............................................       674,250
                                                                     -----------
                                                                       1,977,562
                                                                     -----------
        TELECOMMUNICATIONS--3.9%
  5,000 Glenayre Technologies, Inc. ..............................       311,250
 22,000 Qualcomm, Inc. ...........................................       946,000
 18,000 Tellabs, Inc.(c)..........................................       666,000
                                                                     -----------
                                                                       1,923,250
                                                                     -----------
        TOBACCO--2.2%
 12,000 Philip Morris Companies, Inc. ............................     1,086,000
                                                                     -----------
        Total Common Stocks
         (Identified Cost $38,942,941)............................    46,272,919
                                                                     -----------


SHORT-TERM INVESTMENTS--5.1%

    FACE
   AMOUNT                                                           VALUE (A)
 $2,481,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5.00% to be repurchased
             at $2,484,378 on 1/2/96 and collateralized by
             $2,350,000 U.S. Treasury Note 7.125% with a value
             of $2,533,203......................................   $ 2,481,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $2,481,000).......................     2,481,000
                                                                   -----------
            Total Investments--99.8%
             (Identified Cost $41,423,941)(b)...................    48,753,919
            Receivables.........................................       169,962
            Liabilities.........................................       (91,511)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $48,832,370
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost for federal income tax purposes of $41,423,941 was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 8,868,515
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of tax cost
             over value.........................................    (1,538,537)
                                                                   -----------
            Net unrealized appreciation.........................   $ 7,329,978
                                                                   ===========

(c) Non-income producing security.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value...........................................  $48,753,919
 Receivable for:
 Fund shares sold...............................................      116,599
 Dividends and interest.........................................       53,316
 Foreign taxes..................................................           47
                                                                  -----------
                                                                   48,923,881
LIABILITIES
 Payable for:
 Fund shares redeemed..................................  $23,146
 Withholding taxes.....................................      141
 Due to custodian bank.................................      173
 Accrued expenses:
 Management fees.......................................   20,024
 Deferred trustees' fees...............................   11,551
 Other expenses........................................   36,476
                                                         -------
                                                                       91,511
                                                                  -----------
                                                                  $48,832,370
                                                                  ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in................................................  $40,587,121
 Undistributed net investment income............................        6,362
 Accumulated net realized gains.................................      908,909
 Unrealized appreciation on investments.........................    7,329,978
                                                                  -----------
NET ASSETS......................................................  $48,832,370
                                                                  ===========
Computation of offering price:
Net asset value and redemption price per share ($48,832,370
 divided by 342,823 shares of beneficial interest)..............  $    142.44
                                                                  ===========
Identified cost of investments..................................  $41,423,941
                                                                  ===========

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................           $  337,093(a)
 Interest..............................................              118,109
                                                                  ----------
                                                                     455,202
EXPENSES
 Management fees.......................................  $260,886
 Trustees' fees and expenses...........................    15,250
 Custodian.............................................    64,836
 Audit and tax services................................    11,400
 Legal.................................................    10,325
 Printing..............................................    26,351
 Registration..........................................         7
 Miscellaneous.........................................     5,263
                                                         --------
  Total expenses.......................................   394,318
  Less expenses assumed by the investment adviser......   (77,529)    316,789
                                                         --------  ----------
NET INVESTMENT INCOME..................................               138,413
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net.....................             2,703,726
                                                                   ----------
 Unrealized appreciation on investments--net...........             6,182,432
                                                                   ----------
Net gain on investment transactions....................             8,886,158
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $9,024,571
                                                                   ==========

(a) Net of foreign taxes of: $141

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES AVANTI GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $    133,225  $    138,413
 Net realized gain (loss) on investments...........      (429,848)    2,703,726
 Unrealized appreciation on investments............       522,519     6,182,432
                                                     ------------  ------------
 INCREASE IN NET ASSETS FROM OPERATIONS............       225,896     9,024,571
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................      (133,225)     (132,051)
 In excess of net investment income................        (1,266)            0
 Net realized gain on investments..................             0    (1,364,969)
                                                     ------------  ------------
                                                         (134,491)   (1,497,020)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    24,276,118    25,328,373
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........       134,491       132,051
 Distributions from net realized gain..............             0     1,364,969
                                                     ------------  ------------
                                                       24,410,609    26,825,393
 Cost of shares redeemed...........................   (10,852,176)  (11,142,834)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................    13,558,433    15,682,559
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................    13,649,838    23,210,110
NET ASSETS
 Beginning of the year.............................    11,972,422    25,622,260
                                                     ------------  ------------
 End of the year...................................  $ 25,622,260  $ 48,832,370
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $          0  $          0
                                                     ============  ============
 End of the year...................................  $          0  $      6,362
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       219,339       188,223
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........         1,197           929
 Distributions from net realized gain..............             0         9,604
                                                     ------------  ------------
                                                          220,536       198,756
 Redeemed..........................................       (98,649)      (83,183)
                                                     ------------  ------------
 Net change........................................       121,887       115,573
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                       APRIL 30, 1993*
                                           THROUGH      YEAR ENDED   YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31, DECEMBER 31,
                                            1993           1994         1995
                                       --------------- ------------ ------------
Net Asset Value, Beginning of Year...      $100.00       $113.67      $112.77
                                           -------       -------      -------
Income From Investment Operations
 Net Investment Income...............         0.18          0.59         0.42
 Net Realized and Unrealized Gain
  (Loss) on Investments..............        14.56         (0.89)       33.80
                                           -------       -------      -------
 Total From Investment Operations....        14.74         (0.30)       34.22
                                           -------       -------      -------
Less Distributions
 Distributions From Net Investment
  Income.............................        (0.18)        (0.60)       (0.40)
 Distributions From Net Realized Cap-
  ital Gains.........................        (0.67)         0.00        (4.15)
 Distributions From Paid-in Capital..        (0.22)         0.00         0.00
                                           -------       -------      -------
 Total Distributions.................        (1.07)        (0.60)       (4.55)
                                           -------       -------      -------
Net Asset Value, End of Year.........      $113.67       $112.77      $142.44
                                           =======       =======      =======
TOTAL RETURN (%).....................        14.74***      (0.27)       30.35
Ratio of Operating Expenses to Aver-
 age Net Assets (%)..................         0.85**        0.84         0.85
Ratio of Net Investment Income to Av-
 erage Net Assets (%)................         0.46**        0.67         0.37
Portfolio Turnover Rate (%)..........           21**          67           58
Net Assets, End of Year (000)........      $11,972       $25,622      $48,832
The ratios of expenses to average net
 assets without giving effect to the
 voluntary expense limitations
 described in Note 4 to the Financial
 Statements would have been (%)......         0.89**        0.84         1.06

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH VENTURE VALUE SERIES
PORTFOLIO MANAGER: SHELBY M.C. DAVIS; DAVIS SELECTED ADVISERS, L.P.

                    MARKET REVIEW

  Photo Shelby
   M.C. Davis         The Zenith Venture Value Series ended the twelve months
                    ended December 31, 1995 with a total return of 39.28%. This compared favorably to the return of 37.44% posted by the S&P 500 Index/1//9/ over the same period.

                      Stock performance during 1995 will be a hard one to beat.
                    From a macro perspective, the economy was solid without being inflationary, interest rates remained at low levels, the inflation genie remained in the bottle, and investors continued to worry about all three. A slow-growth, low inflation economy is ideal for the stock market; and the returns for 1995 proved it. Our continued belief in financial stocks (such as Wells Fargo, First Bank Systems, American International Group and Citicorp) paid off handsomely. Moreover, our strategy of investing in multi-product technology companies worked as well. Examples include Intel, Texas Instruments and Hewlett Packard.

OUTLOOK AND STRATEGY

  We are optimistic but not blind. We continue to look for warning signs that we are headed for a slow-down, but those signs have not emerged as yet. The economy continues to chug along, albeit at a slower pace than some might like. Corporate profits (a major focus at Davis Selected Advisers) remain on target, and inflation appears to be under control.

  Again, this is an ideal environment for financial stocks. Our belief that these are the stocks of the decade, not the day, remains the dominant theme at Davis Selected Advisers. We expect to remain in these types of stocks until that view point changes.

  Finally, we have maintained and added to our positions in the paper industry (most notably Union Camp), and continue to buy specific multi-technology companies during periods of price declines. At Davis Selected Advisers, we take comfort in the fact that our investment strategy doesn't change with each passing fad; it tends to run against conventional wisdom.

                                              FUND FACTS

                                              GOAL: growth of capital.

                                              START DATE: October 31, 1994

                                              SIZE: $35 million

                                              MANAGER: Shelby M.C. Davis has
                                              served as portfolio manager since
                                              the Series' inception in 1994 and
                                              has served as portfolio manager
                                              of Davis New York Venture Fund
                                              since 1968 and of Selected
                                              American Shares since May 1993.
                                              He also managed the Selected
                                              Special Fund from May 1993
                                              through October 1994 and the
                                              Davis Financial Fund May 1991
                                              through May 1995.


     A $10,000 Investment Compared to an Index

Average Annual Total Return


               Venture          Lipper Variable Growth and
               Value            Income Fund

1995             39.28%                  32.37%

Since
Inception        28.83%                    --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                              Venture Value    S&P 500(19)
                             ---------------   ---------
10/31/94                     $10,000           $10,000
    1994                     $ 9,650           $ 9,794
    1995                     $13,441           $13,461

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--88.4% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         BANKS AND SAVINGS & LOANS--10.5%
  17,800 Banc One Corp. ..........................................   $   671,950
   5,300 Barnett Banks, Inc. .....................................       312,700
  15,200 First Bank Systems, Inc. ................................       754,300
     300 First Union Corp. .......................................        16,687
   8,400 Golden West Financial Corp. .............................       464,100
  12,400 State Street Boston Corp. ...............................       558,000
   4,200 Wells Fargo & Co. .......................................       907,200
                                                                     -----------
                                                                       3,684,937
                                                                     -----------
         CHEMICALS--0.0%
     100 Dow Chemical Co. ........................................         7,037
                                                                     -----------
         COMPUTER PRODUCTS AND SERVICES--7.1%
   7,100 Cirrus Logic, Inc.(c)....................................       140,225
   9,800 Hewlett-Packard Co. .....................................       820,750
  15,200 Intel Corp. .............................................       862,600
  12,800 Texas Instruments, Inc. .................................       662,400
                                                                     -----------
                                                                       2,485,975
                                                                     -----------
         CONSUMER PRODUCTS--8.1%
     500 American Brands, Inc. ...................................        22,312
     100 American Home Products Corp. ............................         9,700
  11,700 Coca-Cola Company........................................       868,725
     700 General Electric Co. ....................................        50,400
  15,900 General Motors Corp. ....................................       840,712
     400 Maytag Corp. ............................................         8,100
   7,200 Nestle SA (Switzerland) (ADR)(d).........................       399,217
     600 Philip Morris Cos., Inc. ................................        54,300
   6,100 The Gillette Co. ........................................       317,963
   8,000 The Seagram Co., Ltd. ...................................       277,000
                                                                     -----------
                                                                       2,848,429
                                                                     -----------
         ENERGY--4.5%
  10,000 Amerada Hess Corp. ......................................       530,000
     200 Amoco Corp. .............................................        14,375
     300 Atlantic Richfield Co. ..................................        33,225
  12,100 Burlington Resources, Inc. ..............................       474,925
     900 Chevron Corp. ...........................................        47,250
   6,200 Energy Venture, Inc.(c)..................................       156,550
   1,400 Exxon Corp. .............................................       112,175
     100 Mobil Corp. .............................................        11,200
   2,600 Schlumberger, Ltd. ......................................       180,050
     200 Sonat, Inc. .............................................         7,125
                                                                     -----------
                                                                       1,566,875
                                                                     -----------
         ENTERTAINMENT--0.7%
   3,900 The Walt Disney Company..................................       230,100
                                                                     -----------
         FINANCIAL SERVICES--11.4%
  27,100 American Express Co. ....................................     1,121,262
   2,800 Dean Witter, Discover & Co. .............................       131,600

 SHARES                                                               VALUE (a)
   9,000 Donaldson Lufkin & Jenrette, Inc.........................   $   281,250
   2,500 Federal Home Loan Mortgage Corporation...................       208,750
   8,400 J.P. Morgan & Co., Inc. .................................       674,100
  10,200 Morgan Stanley Group, Inc. ..............................       822,375
  15,700 SunAmerica, Inc. ........................................       745,750
                                                                     -----------
                                                                       3,985,087
                                                                     -----------
         FOOD--2.7%
  15,300 McDonalds Corp. .........................................       690,413
   9,600 Tyson Foods Inc. (Del.)..................................       250,800
                                                                     -----------
                                                                         941,213
                                                                     -----------
         INSURANCE--20.3%
  19,181 Allstate Corp. ..........................................       788,819
   4,300 Americal International Group, Inc. ......................       397,750
   9,000 Chubb Corp. .............................................       870,750
  36,700 Equitable Companies, Inc. ...............................       880,800
   5,700 General Re Corp. ........................................       883,500
   9,600 NAC Re Corp. ............................................       345,600
   4,300 National Re Holdings Corp. ..............................       163,400
   8,000 Progressive Corp. (Ohio).................................       391,000
   3,800 Transatlantic Holdings Inc. .............................       278,825
      60 Transport Holdings, Inc., Class A........................         2,445
  16,700 The Travelers Group, Inc. ...............................     1,050,013
  15,200 20th Century Industries, Inc. ...........................       302,100
   8,900 W.R. Berkley Corp. ......................................       478,375
   5,300 UNUM Corp. ..............................................       291,500
                                                                     -----------
                                                                       7,124,877
                                                                     -----------
         INTERNATIONAL--0.7%
  17,700 Morgan Stanley Asia Pacific Fund, Inc. ..................       236,738
                                                                     -----------
         METALS AND MINERALS--0.3%
     800 Alumax, Inc. ............................................        24,500
   1,200 Reynolds Metals Co. .....................................        67,950
                                                                     -----------
                                                                          92,450
                                                                     -----------
         NEWSPAPER, TELEVISION AND RADIO--4.5%
  10,900 Gannet Co., Inc..........................................       668,987
  31,300 News Corp. Ltd. (Australia) ADR(d).......................       602,525
   5,200 Tribune Co...............................................       317,850
                                                                     -----------
                                                                       1,589,362
                                                                     -----------
         PAPER--3.6%
  18,900 Fort Howard Corp.(c).....................................       425,250
     200 International Paper Co...................................         7,575
  12,500 Jefferson Smurfit Corp.(c)...............................       118,750
   4,400 Mead Corp. ..............................................       229,900
  10,400 Union Camp Corp. ........................................       495,300
                                                                     -----------
                                                                       1,276,775
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                            VALUE (A)
         PHARMACEUTICAL AND HEALTH CARE--3.2%
     100 Bristol-Myers Squibb Co. .............................   $     8,588
   3,300 Johnson & Johnson.....................................       282,562
   2,300 Merck & Co., Inc. ....................................       151,225
  10,700 Pfizer, Inc. .........................................       674,100
                                                                  -----------
                                                                    1,116,475
                                                                  -----------
         PHOTOGRAPHIC--1.1%
   5,600 Eastman Kodak Co. ....................................       375,200
                                                                  -----------
         REAL ESTATE--3.4%
   5,500 Federal Realty Investment Trust.......................       125,125
  37,700 Host Marriott Corp.(c)................................       499,525
   1,200 Kimco Realty Corp.....................................        32,700
   3,200 Mid-Atlantic Realty Trust.............................        27,600
   3,500 Saul Centers, Inc.....................................        47,688
   6,000 United Dominion Realty Trust, Inc. ...................        90,000
   8,600 Vornado Realty Trust..................................       322,500
   1,700 Weingarten Realty, Inc................ ...............        64,600
                                                                  -----------
                                                                    1,209,738
                                                                  -----------
         RETAIL--2.1%
  15,100 Federated Department Stores, Inc.(c)..................       415,250
   7,400 Harcourt General, Inc.................................       309,875
                                                                  -----------
                                                                      725,125
                                                                  -----------
         TELECOMMUNICATIONS--2.4%
  12,700 Airtouch Communications(c)............................       358,775
   1,700 AT & T Corp...........................................       110,075
   2,600 Cellular Communications, Inc.(c)......................       129,350
   8,800 MCI Communications Corp. .............................       229,900
     200 SBC Communications, Inc. .............................        11,500
                                                                  -----------
                                                                      839,600
                                                                  -----------
         TIMBER PRODUCTS--0.6%
   5,300 Weyerhaeuser Co. .....................................       229,225
                                                                  -----------
         TRANSPORTATION--1.1%
   4,600 Illinois Central Corp. ...............................       176,525
   3,400 Union Pacific Corp. ..................................       224,400
                                                                  -----------
                                                                      400,925
                                                                  -----------
         UTILITIES--0.1%
     100 Carolina Power & Light................................         3,450
     200 Duke Power Co. .......................................         9,475
     100 San Diego Gas & Electric Co. .........................         2,375
     200 SCEcorp. .............................................         3,550
     100 Wisconsin Energy Corp. ...............................         3,063
                                                                  -----------
                                                                       21,913
                                                                  -----------
         Total Common Stocks
          (Identified Cost $27,202,197)........................    30,988,056
                                                                  -----------


PREFERRED STOCKS--2.3%

   SHARES                                                           VALUE (A)
        900 Banc One Corp., $3.50,
             Ser. C Conv. Pfd...................................   $    59,063
      4,100 Citicorp, $5.375, Ser. 13 Conv. Pfd.................       752,862
                                                                   -----------
            Total Preferred Stocks
             (Identified Cost $654,977).........................       811,925
                                                                   -----------

SHORT-TERM INVESTMENT--9.3%

    FACE
   AMOUNT                                                           VALUE (A)
 $3,255,000 Federal Home Loan Mortgage Association Discount
             Note, 5.500%, 1/02/96..............................     3,254,503
                                                                   -----------
            Total Short-Term Investment
             (Identified Cost $3,254,503).......................     3,254,503
                                                                   -----------
            Total Investments--100.0%
             (Identified Cost $31,111,677)(b)...................    35,054,484
            Cash and Receivables................................       186,716
            Liabilities.........................................      (196,233)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $35,044,967
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $31,114,217 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 4,206,324
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (266,057)
                                                                   -----------
            Net unrealized appreciation.........................   $ 3,940,267
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $35,054,484
 Cash.....................................................                 6,174
 Receivable for:
 Fund shares sold.........................................               116,545
 Dividends and interest...................................                54,906
 Foreign taxes............................................                   137
 Due from advisor.........................................                 1,249
 Unamortized organization expense.........................                 7,705
                                                                     -----------
                                                                      35,241,200
LIABILITIES
 Payable for:
 Securities purchased.....................................  $142,266
 Fund shares redeemed.....................................     7,525
 Dividends declared.......................................       178
 Accrued expenses:
 Management fees..........................................    12,762
 Other expenses...........................................    33,502
                                                            --------
                                                                         196,233
                                                                     -----------
                                                                     $35,044,967
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $31,014,881
 Undistributed net investment income......................                 3,911
 Accumulated net realized gains...........................                83,368
 Unrealized appreciation on investments...................             3,942,807
                                                                     -----------
NET ASSETS................................................           $35,044,967
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($35,044,967 divided by 2,674,422 shares of beneficial
 interest)................................................           $     13.10
                                                                     ===========
Identified cost of investments............................           $31,111,677
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends.............................................            $  300,211(a)
 Interest..............................................               104,200
                                                                   ----------
                                                                      404,411
EXPENSES
 Management fees.......................................  $131,969
 Trustees' fees and expenses...........................    15,050
 Custodian.............................................    79,272
 Audit and tax services................................    19,800
 Legal.................................................    10,821
 Printing..............................................     5,529
 Registration..........................................         7
 Insurance.............................................       166
 Amortization of organization expense..................     2,347
 Miscellaneous.........................................     2,372
                                                         --------
  Total expenses.......................................   267,333
  Less expenses assumed by the investment adviser......  (108,971)    158,362
                                                         --------  ----------
NET INVESTMENT INCOME..................................               246,049
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on Investments--net.....................               600,646
 Unrealized appreciation on Investments--net...........             3,966,150
                                                                   ----------
Net gain on investment transactions....................             4,566,796
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............            $4,812,845
                                                                   ==========

(a) Net of foreign taxes of: $1,574

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(VENTURE VALUE SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $     8,452      $   246,049
 Net realized gain on investments...........                0          600,646
 Unrealized appreciation (depreciation) on
  investments...............................          (23,343)       3,966,150
                                                  -----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OP-
  ERATIONS..................................          (14,891)       4,812,845
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................           (8,452)        (244,485)
 In excess of net investment income.........           (1,456)               0
 Net realized gain on investments...........                0         (517,278)
                                                  -----------      -----------
                                                       (9,908)        (761,763)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        3,821,298       31,372,928
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...            9,908          244,485
 Distributions from net realized gain.......                0          517,278
                                                  -----------      -----------
                                                    3,831,206       32,134,691
 Cost of shares redeemed....................       (1,434,963)      (4,512,250)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        2,396,243       27,622,441
                                                  -----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        2,371,444       31,673,523
NET ASSETS
 Beginning of the year......................        1,000,000        3,371,444
                                                  -----------      -----------
 End of the year............................      $ 3,371,444      $35,044,967
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $     3,911
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          397,102        2,627,688
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            1,030           18,850
 Distributions from net realized gain.......                0           39,883
                                                  -----------      -----------
                                                      398,132        2,686,421
 Redeemed...................................         (147,540)        (362,591)
                                                  -----------      -----------
 Net change.................................          250,592        2,323,830
                                                  ===========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS
                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........      $     10.00      $      9.62
                                                  -----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.03             0.10
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................            (0.38)            3.68
                                                  -----------      -----------
 Total From Investment Operations...........            (0.35)            3.78
                                                  -----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.03)           (0.10)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.20)
                                                  -----------      -----------
 Total Distributions........................            (0.03)           (0.30)
                                                  -----------      -----------
Net Asset Value, End of Year................      $      9.62      $     13.10
                                                  ===========      ===========
TOTAL RETURN (%)............................            (3.50)***        39.28
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.90 **          0.90
Ratio of Net Investment Income to Average
 Net Assets (%).............................             2.54 **          1.39
Portfolio Turnover Rate (%).................                1 **            20
Net Assets, End of Year (000)...............      $     3,371      $    35,045
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             3.97 **          1.51

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH WESTPEAK VALUE GROWTH SERIES
PORTFOLIO MANAGERS: GERALD H. SCRIVER AND PHILIP J. COOPER; WESTPEAK INVESTMENT ADVISORS, L.P.

                                        MARKET REVIEW

 Photo Gerald    Photo Philip J. Cooper  The stock market delighted investors
  H. Scriver                           with red-hot performance in 1995. The
                                       Dow Jones Industrial Average broke two
                                       historic milestones, charging through
                                       the 4,000 and 5,000 marks, and ended
                                       the year with the fourth best result
                                       in the post World War II era. Not
                                       surprisingly, it was also a banner
                                       year for stock mutual funds, which
                                       posted one of their strongest years on
                                       record.

  For the fiscal year ended December 31, 1995, Westpeak Value Growth Series' total return was 36.46%. At the same time, the average return for all growth and income funds underlying variable insurance products tracked by Lipper Analytical Services was 32.37%. The Series outperformed the Dow Jones Industrial Average and the S&P 500/1//9/ which posted 33.45% and 37.44%, respectively. [Source, WSJ, Mutual Funds Quarterly Review, January 5, 1995.] Our performance places your fund 6th out of 64 in its peer group.

  In May, we added more technology stocks in the portfolio, benefiting the Series handsomely. However, by September we felt that technology stocks were getting overvalued, so we started cutting back our exposure in that sector. We ended up somewhat underweighted in technology at the end of the year. Our timely movement away from the technology area significantly boosted your Series' performance. The Series was actually up 3.88% in the fourth quarter, while many other funds were down.

  It's important to point out that we never overweighted the technology sector to the extent that many funds did to reach 30% or 40% of assets. Such huge bets carry too much potential volatility and are not consistent with our philosophy of controlling risk.

  Toward the end of the year we began moving away from growth stocks, because we believed they were overpriced. We've been shifting toward value stocks, including telephone stocks like Bell South, SBC Communications (formerly Southwest Bell) and Ameritech. Three of our top five positions were in telephone stocks, where we can obtain higher dividend yields and lower price-earnings ratios. We also bought some electric utilities and oil stocks. Our largest position at year-end was Exxon, a value stock with a low price-earnings ratio and a high dividend yield. In the current sluggish economic environment, where corporate profit growth is less certain, companies such as Exxon are good prospects because they have learned through relentless cost cutting how to prosper without price increases. Telephone and electric utilities have also benefited from belt-tightening and restructuring.

  One of the sectors that we've liked throughout the past year has been banks, where we expect benefits to come via mergers and acquisitions, and fiscal streamlining. Banks, of course, have also benefited from lower interest rates. Our three largest bank holdings at year-end were Citicorp, Bank of Boston and Bank of New York. These are high quality banks and, we believe, solid value stocks.

OUTLOOK AND STRATEGY

  We don't expect the market's pace to continue in view of increasing signs of economic weakness and growing worries over corporate earnings. We expect that the Federal Reserve Board will come through with another easing of short-term interest rates, but that may not be enough to stave off a stock market correction.

  With that in mind, we are positioning the portfolio more conservatively for the first quarter of 1996, emphasizing value. Experience has shown that value stocks tend to outperform growth stocks in uncertain environments, just as growth stocks outperform their value counterparts during periods of stock market strength. Longer term, we believe that the fundamentals are favorable for the stock market, and your Series is well positioned to benefit from the opportunities ahead.

                                              FUND FACTS

                                              GOAL: long-term total return
                                              through investment in equity
                                              securities.

                                              START DATE: April 30, 1993

                                              SIZE: $48.1 million as of
                                              December 31, 1995

                                              MANAGERS: Gerald Scriver and
                                              Philip Cooper. Mr. Scriver and
                                              Mr. Cooper have managed the Fund
                                              from its inception in 1993; they
                                              also have managed Westpeak Stock
                                              Index Series since August 1993
                                              and New England Growth
                                              Opportunities Fund since May 1,
                                              1995. Mr. Scriver founded
                                              Westpeak in May 1991 and Mr.
                                              Cooper joined Westpeak in
                                              December 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Westpeak         Lipper Variable Growth
              Value Growth     and Income Fund Average

1995             36.46%               32.37%

Since
Inception        17.55%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                Westpeak
                              Value Growth     S&P 500(19)
                             ---------------   -----------
4/30/93                      $10,000           $10,000
   1993                      $11,424           $10,819
   1994                      $11,286           $10,966
   1995                      $15,402           $15,072

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--95.5% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   6,200 Lockheed Martin Corp. ...................................   $   489,800
   6,200 McDonnell Douglas Corp. .................................       570,400
                                                                     -----------
                                                                       1,060,200
                                                                     -----------
         AGRICULTURE & FOOD--4.7%
   4,600 CPC International, Inc. .................................       315,675
  13,900 IBP, Inc. ...............................................       701,950
  17,000 Pioneer Hi Bred, Inc. ...................................       945,625
   2,200 Unilever NV..............................................       309,650
                                                                     -----------
                                                                       2,272,900
                                                                     -----------
         AIRLINES--1.4%
   6,900 AMR Corp. (c)............................................       512,325
   2,800 Northwest Airlines Corp. ................................       142,800
                                                                     -----------
                                                                         655,125
                                                                     -----------
         ALUMINUM--1.7%
  15,600 Aluminium Company of America.............................       824,850
                                                                     -----------
         APPAREL--1.1%
   7,600 Nike, Inc. ..............................................       529,150
                                                                     -----------
         BANKS--5.7%
   5,900 Bank of Boston Corp. ....................................       272,875
  17,000 Bank of New York, Inc. ..................................       828,750
   7,000 Citicorp.................................................       470,750
   9,100 NationsBank Corp. .......................................       633,588
   1,300 Suntrust Banks, Inc. ....................................        89,050
   8,000 Union Bank of San Francisco..............................       434,000
                                                                     -----------
                                                                       2,729,013
                                                                     -----------
         BEVERAGE--2.6%
  17,000 Coca Cola Co. ...........................................     1,262,250
                                                                     -----------
         BUSINESS MACHINES--2.8%
   8,200 Dell Computer Corp. .....................................       283,925
   7,600 Hewlett Packard Co. .....................................       636,500
   7,400 Seagate Technology.......................................       351,500
   1,400 Sun Microsystems, Inc. (c)...............................        63,875
                                                                     -----------
                                                                       1,335,800
                                                                     -----------
         CHEMICALS--1.6%
  14,400 Cabot Corp. .............................................       775,800
                                                                     -----------
         COSMETICS--3.4%
  16,700 Johnson & Johnson........................................     1,429,939
   2,700 Procter & Gamble Co. ....................................       224,100
                                                                     -----------
                                                                       1,654,039
                                                                     -----------
         DRUGS--6.3%
   6,200 Amgen, Inc. (c)..........................................       368,125
   8,800 Lilly & Eli and Co. .....................................       495,000
  27,600 Merck & Company, Inc. ...................................     1,814,700
   6,500 Schering Plough Corp. ...................................       355,875
                                                                     -----------
                                                                       3,033,700
                                                                     -----------

 SHARES                                                               VALUE (a)
        ELECTRIC UTILITIES--5.3%
  3,500 Central and Southwest Corp. ..............................   $    97,563
 15,200 Consolidated Edison Co. of New York.......................       486,400
 13,000 Houston Industries, Inc. .................................       315,250
 32,400 Pacific Gas and Electric Co. .............................       919,350
  5,800 Southern Co. .............................................       142,825
 18,400 Unicom Corp. .............................................       602,600
                                                                     -----------
                                                                       2,563,988
                                                                     -----------
        ELECTRONICS--2.4%
  5,800 Intel Corp. ..............................................       329,150
 11,800 Raytheon Co. .............................................       557,550
    900 U.S. Robotics Corp. ......................................        78,975
  6,510 Vishay Intertechnology, Inc. .............................       205,065
                                                                     -----------
                                                                       1,170,740
                                                                     -----------
        FINANCIAL-SERVICES--3.1%
  6,500 Beneficial Corp. .........................................       303,062
  2,700 Household International, Inc. ............................       159,637
  3,000 Merrill Lynch & Co. ......................................       153,000
  5,700 Student Loan Marketing Association........................       375,488
  7,900 Travelers Group, Inc. ....................................       496,712
                                                                     -----------
                                                                       1,487,899
                                                                     -----------
        GAS UTILITIES--1.6%
 19,900 Oneok.....................................................       455,213
 10,900 Pacific Enterprises.......................................       307,925
                                                                     -----------
                                                                         763,138
                                                                     -----------
        GOLD--0.1%
  1,400 Newmont Gold Co. .........................................        61,250
                                                                     -----------
        HEALTHCARE--4.5%
 19,700 Abbott Labs...............................................       822,475
  6,600 Boston Scientific Group...................................       323,400
 18,000 Medtronic, Inc. ..........................................     1,005,750
                                                                     -----------
                                                                       2,151,625
                                                                     -----------
        HOTEL & RESTAURANT--0.3%
  3,000 McDonalds Corp. ..........................................       135,375
                                                                     -----------
        INSURANCE--LIFE--0.3%
  3,900 Protective Life Corp. ....................................       121,875
                                                                     -----------
        INSURANCE--OTHER--5.5%
 12,000 American International Group, Inc. .......................     1,110,000
  3,300 Cigna Corp. ..............................................       340,725
    700 General Realty Corp. .....................................       108,500
 13,000 Loews Corp. ..............................................     1,018,875
    900 MGIC Investment Corp. ....................................        48,825
                                                                     -----------
                                                                       2,626,925
                                                                     -----------
        INTERNATIONAL OIL--5.2%
  3,600 Chevron Corp. ............................................       189,000
 17,600 Exxon Corp. ..............................................     1,410,200
  8,100 Mobil Corp. ..............................................       907,200
                                                                     -----------
                                                                       2,506,400
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        MEDIA--2.1%
 22,500 Clear Channel Communications..............................   $   992,812
                                                                     -----------
        MORTGAGE--0.5%
    500 Federal Home Loan Mortgage Corp. .........................        41,750
  7,200 Green Tree Financial Corp. ...............................       189,900
                                                                     -----------
                                                                         231,650
                                                                     -----------
        MOTOR VEHICLES--1.1%
 19,000 Ford Motor Co. ...........................................       551,000
                                                                     -----------
        OIL REFINEMENT/DISTRIBUTION--5.0%
 14,600 Amoco Corp. ..............................................     1,049,375
  9,600 Royal Dutch Petroleum Co. ................................     1,354,800
                                                                     -----------
                                                                       2,404,175
                                                                     -----------
        OIL SERVICE--0.3%
  2,800 Halliburton Co. ..........................................       141,750
                                                                     -----------
        PAPER--0.9%
  8,900 Champion International Corp. .............................       373,800
    800 Consolidated Papers.......................................        44,900
                                                                     -----------
                                                                         418,700
                                                                     -----------
        PHOTOGRAPHY--0.8%
  6,100 Eastman Kodak.............................................       408,700
                                                                     -----------
        PRODUCER OF GOODS--2.4%
  4,400 Applied Materials, Inc.(c)................................       173,250
  1,900 Danaher Corp. ............................................        60,325
  2,600 Dover Corp. ..............................................        95,875
  7,300 Harsco Corp. .............................................       424,312
  5,200 Illinois Tool Works, Inc. ................................       306,800
  2,800 Parker-Hannifin Corp. ....................................        95,900
                                                                     -----------
                                                                       1,156,462
                                                                     -----------
        PUBLISHING--0.3%
  3,700 Reynolds & Reynolds.......................................       143,837
                                                                     -----------
        RAILROAD--2.8%
  8,900 Burlington Northern, Inc. ................................       694,200
 14,400 CSX Corp. ................................................       657,000
                                                                     -----------
                                                                       1,351,200
                                                                     -----------
        RETAIL--3.4%
  4,800 Barnes & Noble, Inc. .....................................       139,200
  8,100 Eckerd Jack Corp. Del.....................................       361,462
  2,100 Micro Warehouse, Inc. ....................................        90,825
 26,700 Sears Roebuck and Co. ....................................     1,041,300
                                                                     -----------
                                                                       1,632,787
                                                                     -----------

   SHARES                                                           VALUE (a)
            SOAPS--1.0%
      9,900 Premark International, Inc. ........................   $   501,188
                                                                   -----------
            TELEPHONE--11.6%
     22,000 Ameritech Corp. ....................................     1,298,000
      5,600 Bell Atlantic Corp. ................................       374,500
     32,600 Bell South Corp. ...................................     1,418,100
     27,500 Cincinnati Bell, Inc. ..............................       955,625
     20,500 SBC Communications, Inc. ...........................     1,178,750
      9,600 Sprint Corp. .......................................       382,800
                                                                   -----------
                                                                     5,607,775
                                                                   -----------
            THRIFT--0.6%
      7,200 Standard Federal Bancorporation.....................       283,500
                                                                   -----------
            TOBACCO--0.9%
      4,800 Phillip Morris Companies, Inc. .....................       434,400
                                                                   -----------
            Total Common Stocks
             (Identified Cost $38,331,094)......................    45,981,978
                                                                   -----------

SHORT-TERM INVESTMENTS--4.8%

    FACE
   AMOUNT                                                           VALUE (a)
 $2,304,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5% to be repurchased at
             $2,305,280 on 1/2/96. Collaterized by $2,015,000
             U.S. Treasury Notes 8.75% due 8/15/00 with a value
             of $2,352,498......................................     2,304,000
                                                                   -----------
            Total Short-Term Investments
             (Identified Cost $2,304,000).......................     2,304,000
                                                                   -----------
            Total Investments--100.3%
             (Identified Cost $40,635,094)(b)...................    48,285,978
            Cash and Receivables................................       173,840
            Liabilities.........................................      (330,781)
                                                                   -----------
            TOTAL NET ASSETS--100%..............................   $48,129,037
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $40,635,910 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost......................................   $ 7,954,474
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax cost
             over value.........................................      (304,406)
                                                                   -----------
            Net unrealized appreciation.........................   $ 7,650,068
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. Bank representing the right to receive securities of the foreign issuer described. The values of ADR's are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $48,285,978
 Cash.....................................................                   751
 Receivable for:
 Fund shares sold.........................................                80,096
 Dividends and interest...................................                92,993
                                                                     -----------
                                                                      48,459,818
LIABILITIES
 Payable for:
 Securities purchased.....................................  $258,121
 Fund shares redeemed.....................................    11,565
 Accrued expenses:
 Management fees..........................................    19,720
 Deferred trustees' fees..................................       655
 Other expenses...........................................    40,720
                                                            --------
                                                                         330,781
                                                                     -----------
                                                                     $48,129,037
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $39,982,393
 Undistributed net investment income......................                13,865
 Accumulated net realized gains...........................               481,895
 Unrealized appreciation on investments...................             7,650,884
                                                                     -----------
NET ASSETS................................................           $48,129,037
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($48,129,037 divided by 340,603 shares of beneficial
 interest)................................................           $    141.31
                                                                     ===========
Identified cost of investments............................           $40,635,094
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends............................................            $   764,562(a)
 Interest.............................................                 93,774
                                                                  -----------
                                                                      858,336
EXPENSES
 Management fees......................................  $242,628
 Trustees' fees and expenses..........................    15,270
 Custodian............................................    59,894
 Audit and tax services...............................    11,400
 Legal................................................    10,326
 Printing.............................................    23,326
 Registration.........................................         7
 Miscellaneous........................................     5,506
                                                        --------
  Total expenses......................................   368,357
  Less expenses assumed by the investment adviser.....   (73,738)     294,619
                                                        --------  -----------
NET INVESTMENT INCOME.................................                563,717
REALIZED AND UNREALIZED GAIN ON INVESTMENTS,
 Realized gain on investments--net....................              2,941,365
 Unrealized appreciation on investments--net..........              6,907,865
                                                                  -----------
Net gain on investment transactions...................              9,849,230
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS............            $10,412,947
                                                                  ===========

(a) Net of foreign taxes of $4,644

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK VALUE GROWTH SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                       YEAR ENDED    YEAR ENDED
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1994          1995
                                                      ------------  ------------
FROM OPERATIONS
 Net investment income..............................  $   387,990   $   563,717
 Net realized gain (loss) on investments............     (633,620)    2,941,365
 Unrealized appreciation on investments.............      298,917     6,907,865
                                                      -----------   -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.............       53,287    10,412,947
                                                      -----------   -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income..............................     (387,990)     (549,852)
 Paid in capital....................................       (9,110)            0
 Net realized gain on investments...................            0    (1,825,459)
                                                      -----------   -----------
                                                         (397,100)   (2,375,311)
                                                      -----------   -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares.......................   23,191,269    22,945,280
 Net asset value of shares issued in connection with
  the reinvestment of:
 Distributions from net investment income...........      387,990       549,852
 Distributions from paid in capital.................        9,110
 Distributions from net realized gain...............            0     1,825,459
                                                      -----------   -----------
                                                       23,588,369    25,320,591
 Cost of shares redeemed............................   (9,392,660)   (8,163,352)
                                                      -----------   -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS......................................   14,195,709    17,157,239
                                                      -----------   -----------
 TOTAL INCREASE IN NET ASSETS.......................   13,851,696    25,194,875
NET ASSETS
 Beginning of the year..............................    9,082,266    22,934,162
                                                      -----------   -----------
 End of the year....................................  $22,934,162   $48,129,037
                                                      ===========   ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year..............................  $      (315)  $         0
                                                      ===========   ===========
 End of the year....................................  $         0   $    13,865
                                                      ===========   ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.....................      212,075       175,593
 Issued in connection with the reinvestment of:
 Distributions from net investment income...........        3,558         3,932
 Distributions from paid in capital.................           73             0
 Distributions from net realized gain...............            0        13,054
                                                      -----------   -----------
                                                          215,706       192,579
 Redeemed...........................................      (88,227)      (62,314)
                                                      -----------   -----------
 Net change.........................................      129,479       130,265
                                                      ===========   ===========

FINANCIAL HIGHLIGHTS

                                       APRIL 30, 1993*
                                           THROUGH      YEAR ENDED   YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31, DECEMBER 31,
                                            1993           1994         1995
                                       --------------- ------------ ------------
Net Asset Value, Beginning of Year...      $100.00       $112.32      $109.03
                                           -------       -------      -------
Income From Investment Operations
 Net Investment Income...............         0.92          1.90         1.77
 Net Realized and Unrealized Gain
  (Loss) on Investments..............        13.33         (3.25)       37.91
                                           -------       -------      -------
 Total From Investment Operations....        14.25         (1.35)       39.68
                                           -------       -------      -------
Less Distributions
 Distributions From Net Investment
  Income.............................        (0.92)        (1.92)       (1.71)
 Distributions From Net Realized Cap-
  ital Gains.........................        (1.00)         0.00        (5.69)
 Distributions In Excess of Net Real-
  ized Capital Gains.................        (0.01)         0.00         0.00
 Distributions From Paid-in Capital..         0.00         (0.02)        0.00
                                           -------       -------      -------
 Total Distributions.................        (1.93)        (1.94)       (7.40)
                                           -------       -------      -------
Net Asset Value, End of Year.........      $112.32       $109.03      $141.31
                                           =======       =======      =======
TOTAL RETURN (%).....................        14.24***      (1.21)       36.46
Ratio of Operating Expenses to Aver-
 age Net Assets (%)..................         0.85**        0.85         0.85
Ratio of Net Investment Income to Av-
 erage Net Assets (%)................         2.16**        2.30         1.63
Portfolio Turnover Rate (%)..........           49**         133           92
Net Assets, End of Year (000)........      $ 9,082       $22,934      $48,129
The ratios of expenses to average net
 assets without giving effect to the
 voluntary expense limitations
 described in Note 4 to the Financial
 Statements would have been (%)......         0.94**        0.86         1.06

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH WESTPEAK STOCK INDEX SERIES
PORTFOLIO MANAGERS: GERALD H. SCRIVER AND PHILIP J. COOPER; WESTPEAK INVESTMENT ADVISORS, L.P.

                                        MARKET REVIEW

 Photo Gerald    Photo Philip J. Cooper
  H. Scriver                             The Westpeak Stock Index Series
                                       returned 36.88% compared to the 37.44%
                                       posted by the S&P 500 Index/1//9/, for
                                       the twelve months ended December 31,
                                       1995.

                                         The Series is managed so as to track
                                       the performance of the S&P 500
                                       Index/1//9/. Westpeak's approach is to
                                       seek to emulate the S&P 500 Index by
                                       owning a majority of the
stocks in the Index in the same proportion as the Index. This process minimizes the tracking error (the difference between the performance of the Series and the Index). For example, during the third quarter of 1995, the Series returned 5.80% at net asset value while the S&P 500 Index returned 6.03%.

OUTLOOK AND STRATEGY

  The stock market has flourished in a climate of moderate growth, falling inflationary expectations and declining interest rates. However, this favorable set of circumstances could change during the next three to six months. We believe investors will be forced to reassess overly optimistic expectations about lower short-term rates. We do not expect a major bear market, but risks are high enough to warrant a somewhat cautious view of the market.

                                             FUND FACTS
                                             GOAL: investment results that
                                             correspond to the composite
                                             price and yield performance of
                                             United States publicly traded
                                             common stocks.
                                             START DATE: May 1, 1987.
                                             SIZE: $58.7 million as of
                                             December 31, 1995.
                                             MANAGERS: Gerald Scriver and
                                             Philip Cooper. Mr. Scriver and
                                             Mr. Cooper have managed the
                                             Series since 1993; they have
                                             also managed the Westpeak Value
                                             Growth Series since August 1993
                                             and New England Growth
                                             Opportunities Fund since May
                                             1995. Mr. Scriver founded
                                             Westpeak in May 1991 and Mr.
                                             Cooper joined Westpeak in
                                             December 1991.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Westpeak         Lipper Variable
              Stock Index      S&P 500 Fund Index

1 year           36.88%              36.81%

5 years          16.28%              16.09%

Since
Inception        12.18%                --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index



                                Westpeak
                              Stock Index
                                Series         S&P 500(19)
                             ---------------   -----------
4/30/87                      $10,000           $10,000
   1987                      $ 8,780           $ 8,750
   1988                      $10,215           $10,194
   1989                      $13,294           $13,414
   1990                      $12,744           $12,995
   1991                      $16,614           $16,938
   1992                      $17,827           $18,227
   1993                      $19,560           $20,061
   1994                      $19,785           $20,334
   1995                      $27,082           $27,947

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--99.1% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   3,100 Allied Signal, Inc. .....................................   $   147,250
   4,500 Boeing Co. ..............................................       352,687
     900 General Dynamics Corp. ..................................        53,213
   2,815 Lockheed Martin Corp. ...................................       222,385
   1,500 McDonnell Douglas Corp. .................................       138,000
     400 Northrop Grumman Corp. ..................................        25,600
   2,300 Rockwell International Corp. ............................       121,612
     900 Teledyne, Inc. ..........................................        23,062
   1,300 United Technologies Corp. ...............................       123,337
                                                                     -----------
                                                                       1,207,146
                                                                     -----------
         AGRICULTURE AND FOOD--3.1%
   6,596 Archer-Daniels-Midland Co. ..............................       118,728
   3,300 Campbell Soup Company....................................       198,000
   3,050 Conagra, Inc. ...........................................       125,812
   1,600 CPC International, Inc. .................................       109,800
   2,200 General Mills, Inc. .....................................       127,050
   4,800 H.J. Heinz Co. ..........................................       159,000
     700 Hershey Foods Corp. .....................................        45,500
   3,400 Kellogg Co. .............................................       262,650
     800 Pioneer Hi Bred International, Inc. .....................        44,500
   1,600 Quaker Oats Co. .........................................        55,200
   6,000 Sara Lee Corp. ..........................................       191,250
   2,200 Unilever N.V. ...........................................       309,650
   1,300 William Wrigley Jr. Co. .................................        68,250
                                                                     -----------
                                                                       1,815,390
                                                                     -----------
         AIR TRANSPORT--0.4%
     900 AMR Corp.(c).............................................        66,825
     900 Delta Airlines, Inc. ....................................        66,487
     700 Federal Express Corp.(c).................................        51,712
   1,600 Southwest Airlines Co. ..................................        37,200
     400 US Air Group, Inc.(c)....................................         5,300
                                                                     -----------
                                                                         227,524
                                                                     -----------
         ALUMINUM--0.4%
   2,400 Alcan Aluminum, Ltd. ....................................        74,700
   2,000 Aluminum Company of America..............................       105,750
     900 Reynolds Metals Co. .....................................        50,962
                                                                     -----------
                                                                         231,412
                                                                     -----------
         APPAREL--0.5%
     100 Brown Group, Inc. .......................................         1,425
     600 Liz Claiborne, Inc. .....................................        16,650
   2,400 Nike, Inc. ..............................................       167,100
   1,200 Reebok International Ltd. ...............................        33,900
     300 Russell Corp. ...........................................         8,325
     100 Springs Industries, Inc. ................................         4,137
     400 Stride Rite Corp. .......................................         3,000
   1,000 VF Corp. ................................................        52,750
                                                                     -----------
                                                                         287,287
                                                                     -----------

 SHARES                                                               VALUE (a)
         BANKS--6.5%
   4,978 Banc One Corp. ..........................................   $   187,920
   2,200 Bank of New York, Inc. ..................................       107,250
   1,800 Bank of Boston Corp. ....................................        83,250
   4,928 BankAmerica Corp. .......................................       319,088
     900 Bankers Trust New York Corp. ............................        59,850
   1,100 Barnett Banks of Florida, Inc. ..........................        64,900
   1,500 Boatmens Bancshares, Inc. ...............................        61,312
   2,200 Chase Manhattan Corp. ...................................       133,375
   3,282 Chemical Banking Corp. ..................................       192,817
   5,200 Citicorp(c)..............................................       349,700
   1,500 Comerica, Inc. ..........................................        60,187
   1,700 Core States Financial Corp. .............................        64,388
   1,700 First Bank Systems, Inc. ................................        84,362
   3,510 First Chicago Corp. .....................................       138,645
   1,000 First Fidelity Bancorporation............................        75,375
   1,100 First Interstate Bancorp.................................       150,150
   2,100 First U.N. Corp. ........................................       116,812
   4,462 Fleet Financial Group, Inc. .............................       181,827
   2,400 J.P. Morgan & Co., Inc. .................................       192,600
   3,100 Keycorp..................................................       112,375
   1,750 Mellon Bank Corp. .......................................        94,062
   1,800 National City Corp. .....................................        59,625
   3,816 Nationsbank Corp. .......................................       265,689
   3,700 Norwest Corp. ...........................................       122,100
   4,400 PNC Bank Corp. ..........................................       141,900
     700 Republic New York Corp. .................................        43,487
   1,100 Suntrust Banks, Inc. ....................................        75,350
   1,900 U.S. Bancorp.............................................        63,887
   1,900 Wachovia Corp. ..........................................        86,925
     600 Wells Fargo & Co. .......................................       129,600
                                                                     -----------
                                                                       3,818,808
                                                                     -----------
         BEVERAGES--3.1%
  16,100 Coca Cola Co. ...........................................     1,195,425
  10,100 PepsiCo, Inc. ...........................................       564,337
   1,300 Whitman Corp. ...........................................        30,225
                                                                     -----------
                                                                       1,789,987
                                                                     -----------
         BUSINESS MACHINES--4.0%
   1,400 Amdahl Corporation(c)....................................        11,900
   1,400 Apple Computer, Inc. ....................................        44,625
   1,000 Cabletron Systems, Inc.(c)...............................        81,000
   3,600 Cisco Systems, Inc. .....................................       268,650
   3,300 Compaq Computer Corp.(c).................................       158,400
     300 Cray Research, Inc.(c)...................................         7,425
     300 Data General Corp.(c)....................................         4,125
   1,800 Digital Equipment Corp.(c)...............................       115,425
   6,300 Hewlett-Packard Co. .....................................       527,625
   7,300 International Business Machines Corp. ...................       669,775
   1,700 Pitney Bowes, Inc. ......................................        79,900
   2,200 Silicon Graphics, Inc.(c)................................        60,500

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         BUSINESS MACHINES--(CONTINUED)
   2,300 Sun Microsystems, Inc.(c)................................   $   104,938
   1,800 Tandem Computers, Inc.(c)................................        19,125
   2,200 Unisystems, Corp.(c).....................................        12,375
   1,500 Xerox Corp. .............................................       205,500
                                                                     -----------
                                                                       2,371,288
                                                                     -----------
         CHEMICALS--3.1%
   1,000 Air Products and Chemicals, Inc. ........................        52,750
     900 Avery Dennison Corp. ....................................        45,113
     300 B.F. Goodrich Co. .......................................        20,437
   3,050 Dow Chemical Co. ........................................       214,644
   1,300 Eastman Chemical Co. ....................................        81,413
   7,000 E.I. Du Pont de Nemours & Co. ...........................       489,125
     300 FMC Corp.(c).............................................        20,288
     800 Great Lakes Chemical Corp. ..............................        57,600
   1,400 Hercules, Inc. ..........................................        78,925
   1,300 Monsanto Company.........................................       159,250
   2,100 Morton International, Inc. ..............................        75,337
   1,000 Nalco Chemical Co. ......................................        30,125
   3,300 Occidental Petroleum Corp. ..............................        70,537
   2,300 PPG Industries, Inc. ....................................       105,225
   2,000 Praxair, Inc. ...........................................        67,250
   1,000 Rohm & Haas Co. .........................................        64,375
   1,000 Sigma-Aldrich Corp. .....................................        49,500
   1,700 Union Carbide Corp. .....................................        63,750
   1,200 W.R. Grace & Co. ........................................        70,950
                                                                     -----------
                                                                       1,816,594
                                                                     -----------
         CONSTRUCTION--0.3%
     800 Armstrong World Industries, Inc. ........................        49,600
     700 Centex Corp. ............................................        24,325
     900 Fluor Corp. .............................................        59,400
     700 Sherwin Williams Co. ....................................        28,525
     100 Skyline Corp. ...........................................         2,075
     200 Zurn Industries, Inc. ...................................         4,275
                                                                     -----------
                                                                         168,200
                                                                     -----------
         CONSUMER DURABLES--0.3%
   1,000 Black & Decker Corp. ....................................        35,250
   2,000 Masco Corp. .............................................        62,750
     800 Maytag Corp. ............................................        16,200
   1,000 Whirlpool Corp. .........................................        53,250
                                                                     -----------
                                                                         167,450
                                                                     -----------
         CONTAINERS--0.2%
     200 Ball Corp. ..............................................         5,500
     400 Bemis, Inc. .............................................        10,250
   1,300 Crown Cork & Seal, Inc.(c)...............................        54,275
     900 Temple Inland, Inc. .....................................        39,713
                                                                     -----------
                                                                         109,738
                                                                     -----------

 SHARES                                                               VALUE (a)
         COSMETICS--2.6%
     200 Alberto Culver Co. ......................................   $     6,875
     800 Avon Products, Inc. .....................................        60,300
   8,100 Johnson & Johnson........................................       693,562
   9,060 Procter & Gamble Co. ....................................       751,980
                                                                     -----------
                                                                       1,512,717
                                                                     -----------
         DOMESTIC OIL RESERVES--0.8%
   2,000 Atlantic Richfield Co. ..................................       221,500
   1,600 Burlington Resources, Inc. ..............................        62,800
     700 Louisiana Land & Exploration.............................        30,013
     800 Pennzoil Company.........................................        33,800
   2,900 Phillips Petroleum Company...............................        98,962
   1,711 Santa Fe Energy Research, Inc.(c)........................        16,468
                                                                     -----------
                                                                         463,543
                                                                     -----------
         DRUGS & MEDICINE--6.2%
     700 Allergan, Inc. ..........................................        22,750
   1,600 Alza Corp.(c)............................................        39,600
   3,700 American Home Products Corp. ............................       358,900
   3,800 Amgen, Inc.(c)...........................................       225,625
   6,140 Bristol Myers & Squibb Co. ..............................       527,273
   7,200 Eli Lilly & Company......................................       405,000
  15,600 Merck & Co., Inc. .......................................     1,025,700
   8,000 Pfizer, Inc. ............................................       504,000
   6,680 Pharmacia & Upjohn, Inc. ................................       258,850
   4,600 Schering-Plough Corp. ...................................       251,850
                                                                     -----------
                                                                       3,619,548
                                                                     -----------
         ELECTRIC UTILITIES--3.7%
   2,500 American Electric Power Co., Inc. .......................       101,250
   1,600 Baltimore Gas & Electric Co. ............................        45,600
   1,700 Carolina Power & Light Co. ..............................        58,650
   2,500 Central & South West Corp. ..............................        69,688
   2,111 Cinergy Corp. ...........................................        64,649
   3,100 Consolidated Edison Co. of New York......................        99,200
   1,600 Detroit Edison Co. ......................................        55,200
   2,050 Dominion Resources, Inc. ................................        84,562
   2,800 Duke Power Co. ..........................................       132,650
   3,200 Entergy Corp. ...........................................        93,600
   2,300 FPL Group, Inc. .........................................       106,663
   1,500 General Public Utilities Corp. ..........................        51,000
   4,000 Houston Industries, Inc. ................................        97,000
   2,000 Niagara Mohawk Power Corp. ..............................        19,250
     500 Northern States Power Co. ...............................        24,563
   2,100 Ohio Edison Co. .........................................        49,350
   5,600 Pacific Gas & Electric Corp. ............................       158,900
   3,500 Pacificorp...............................................        74,375
   3,500 PECO Energy Co. .........................................       105,437
   2,000 P.P. & L Res, Inc. ......................................        50,000
   3,700 Public Service Enterprise Group..........................       113,312
   5,700 SCE Corp. ...............................................       101,175

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         ELECTRIC UTILITIES--(CONTINUED)
   8,800 Southern Co. ............................................   $   216,700
   2,500 Texas Utilities Company..................................       102,812
   2,700 Unicom Corp. ............................................        88,425
     800 Union Electric Co. ......................................        33,400
                                                                     -----------
                                                                       2,197,411
                                                                     -----------
         ELECTRONICS--3.6%
   1,600 Advanced Micro Devices, Inc.(c)..........................        26,400
   3,056 AMP, Inc. ...............................................       117,274
     225 Andrew Corp.(c)..........................................         8,606
   1,300 Cooper Industries, Inc. .................................        47,775
   1,800 DSC Communications Corp.(c)..............................        66,375
     300 Harris Corp. ............................................        16,388
   1,400 Honeywell, Inc. .........................................        68,075
  10,700 Intel Corp. .............................................       607,225
   1,800 Loral Corp. .............................................        63,675
   1,500 LSI Logic Corp.(c).......................................        49,125
   3,400 Micron Technology, Inc. .................................       134,725
   7,300 Motorola, Inc. ..........................................       416,100
   1,800 National Semiconductor Corp.(c)..........................        40,050
   3,100 Northern Telecom, Ltd. ..................................       133,300
     300 Raychem Corp. ...........................................        17,063
   2,600 Raytheon Co. ............................................       122,850
   1,100 Scientific Atlanta, Inc. ................................        16,500
     200 Tektronix, Inc. .........................................         9,825
   1,100 Tellabs, Inc.(c).........................................        40,700
   2,500 Texas Instruments, Inc. .................................       129,375
     100 Thomas & Betts Corp. ....................................         7,375
                                                                     -----------
                                                                       2,138,781
                                                                     -----------
         FINANCE--1.8%
   6,400 American Express Co. ....................................       264,800
     400 Beneficial Corp. ........................................        18,650
   2,402 Dean Witter Discover & Co. ..............................       112,894
   1,200 Household International, Inc. ...........................        70,950
   1,550 MBNA Corp. ..............................................        57,156
   2,300 Merrill Lynch & Co., Inc. ...............................       117,300
   1,000 Morgan Stanley Group, Inc. ..............................        80,625
   1,200 Salomon, Inc. ...........................................        42,600
   4,384 Travelers Group, Inc. ...................................       275,644
                                                                     -----------
                                                                       1,040,619
                                                                     -----------
         FOREIGN OIL RESERVES--0.1%
     900 Kerr McGee Corp. ........................................        57,150
                                                                     -----------
         FOREST PRODUCTS--0.1%
   1,300 Louisiana Pacific Corp. .................................        31,525
                                                                     -----------
         GAS UTILITIES--1.0%
     900 Columbia Gas System, Inc.(c).............................        39,488
   1,100 Consolidated Natural Gas Co. ............................        49,913

 SHARES                                                               VALUE (a)
     700 Eastern Enterprises......................................   $    24,675
   3,200 Enron Corp. .............................................       122,000
     700 Ensearch Corporation.....................................        11,375
     400 Nicor, Inc. .............................................        11,000
   1,300 Noram Energy Corp. ......................................        11,538
     200 Oneok, Inc. .............................................         4,575
   1,100 Pacific Enterprises, Ltd. ...............................        31,075
   1,829 Panhandle Eastern Corporation............................        50,983
     300 Peoples Energy Corp. ....................................         9,525
   1,000 Sonat, Inc. .............................................        35,625
   2,800 Tenneco, Inc. ...........................................       138,950
   1,600 Williams Companies, Inc. ................................        70,200
                                                                     -----------
                                                                         610,922
                                                                     -----------
         GOLD--0.7%
   4,300 Barrick Gold Corp. ......................................       113,412
   1,800 Echo Bay Mines, Ltd. ....................................        18,675
   1,425 Engelhard Corp. .........................................        30,994
   2,700 Freeport McMoran Copper & Gold...........................        75,937
   1,500 Homestake Mining Co. ....................................        23,438
   1,124 Newmont Mining Corp. ....................................        50,861
   3,000 Placer Dome, Inc. .......................................        72,375
   2,200 Santa Fe Pacific Gold Corp. .............................        26,675
                                                                     -----------
                                                                         412,367
                                                                     -----------
         HEALTH CARE--3.4%
   9,400 Abbott Laboratories, Inc. ...............................       392,450
     400 Bausch & Lomb, Inc. .....................................        15,850
   3,400 Baxter International, Inc. ..............................       142,375
     600 Becton Dickinson & Co. ..................................        45,000
   1,300 Beverly Enterprises, Inc.(c).............................        13,813
   1,300 Biomet, Inc.(c)..........................................        23,238
   2,100 Boston Scientific Corp.(c)...............................       102,900
   5,791 Columbia Healthcare Corp. ...............................       293,893
   1,300 Community Psychiatric Centers(c).........................        15,925
   3,300 Corning, Inc. ...........................................       105,600
     400 C.R. Bard, Inc. .........................................        12,900
   2,100 Humana, Inc.(c)..........................................        57,487
     400 Manor Care, Inc. ........................................        14,000
   3,600 Medtronics, Inc. ........................................       201,150
     400 Millipore Corp. .........................................        16,450
     600 St. Jude Medical, Inc.(c)................................        25,800
   3,000 Tenet Healthcare Corp.(c)................................        62,250
   2,600 U.S. Healthcare, Inc. ...................................       120,900
   2,300 United Healthcare Corp. .................................       150,650
     700 United States Surgical Corp. ............................        14,963
   1,900 Warner-Lambert Company...................................       184,537
                                                                     -----------
                                                                       2,012,131
                                                                     -----------
         HOTELS AND RESTAURANTS--1.1%
     600 Bally Entertainment Group(c).............................         8,400
   2,200 Darden Restaurants, Inc.(c)..............................        26,125
   1,750 Harrahs Entertainment, Inc. .............................        42,438

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         HOTELS AND RESTAURANTS--(CONTINUED)
     400 Hilton Hotels Corp. .....................................   $    24,600
     200 Luby's Cafeterias, Inc. .................................         4,450
   1,700 Marriott Corporation.....................................        65,025
   8,600 McDonald's Corp. ........................................       388,075
     875 Promus Companies, Inc. ..................................        19,469
     400 Ryans Family Steak Houses(c).............................         2,800
     800 Shoney's, Inc.(c)........................................         8,200
   1,400 Wendys International, Inc. ..............................        29,750
                                                                     -----------
                                                                         619,332
                                                                     -----------
         INTERNATIONAL OIL--4.3%
   8,300 Chevron Corporation......................................       435,750
  15,800 Exxon Corporation........................................     1,265,975
   5,400 Mobil Corporation........................................       604,800
   1,200 Oryx Energy Corp.(c).....................................        16,050
   2,700 Texaco, Inc. ............................................       211,950
                                                                     -----------
                                                                       2,534,525
                                                                     -----------
         LEISURE--0.3%
   1,200 Brunswick Corp. .........................................        28,800
   1,400 Hasbro, Inc. ............................................        43,400
   3,000 Mattel, Inc. ............................................        92,250
     100 Outboard Marine Corp. ...................................         2,038
                                                                     -----------
                                                                         166,488
                                                                     -----------
         LIFE INSURANCE--0.4%
   2,600 American General Corp. ..................................        90,675
     525 Jefferson Pilot Corp. ...................................        24,413
   1,400 Providian Corp. .........................................        57,050
     600 Transamerica Corp. ......................................        43,725
   1,050 USLife Corp. ............................................        31,369
                                                                     -----------
                                                                         247,232
                                                                     -----------
         LIQUOR--0.7%
     300 Adolph Coors Co. ........................................         6,638
   2,900 Anheuser-Busch Companies, Inc. ..........................       193,937
   1,100 Brown Forman Corp. "B"...................................        40,150
   5,100 Seagram Company, Ltd. ...................................       176,587
                                                                     -----------
                                                                         417,312
                                                                     -----------
         MEDIA--2.3%
   2,000 Capital Cities/ABC, Inc. ................................       246,750
   2,600 Comcast Corp. ...........................................        47,288
     200 Handleman Co. ...........................................         1,150
     250 King World Productions(c)................................         9,719
   8,500 Tele-Communications A(c).................................       168,937
   5,000 Time-Warner, Inc. .......................................       189,375
   1,000 Tribune Co. .............................................        61,125
   4,857 Viacom, Inc.(c)..........................................       230,100
   6,700 Walt Disney Co. .........................................       395,300
                                                                     -----------
                                                                       1,349,744
                                                                     -----------

 SHARES                                                               VALUE (a)
         METALS--0.3%
     800 Asarco, Inc. ............................................   $    25,600
   1,050 Cyprus Amax Minerals Co. ................................        27,431
   1,400 Inco, Ltd. ..............................................        46,550
   1,000 Phelps Dodge Corp. ......................................        62,250
                                                                     -----------
                                                                         161,831
                                                                     -----------
         MORTGAGE--1.1%
   2,400 Federal Home Loan Mortgage Corp. ........................       200,400
   3,500 Federal National Mortgage Association....................       434,437
                                                                     -----------
                                                                         634,837
                                                                     -----------
         MOTOR VEHICLES--2.2%
   4,800 Chrysler Corp. ..........................................       265,800
   1,300 Dana Corp. ..............................................        38,025
     400 Echlin, Inc. ............................................        14,600
     800 Fleetwood Enterprises, Inc. .............................        20,600
  13,500 Ford Motor Co. ..........................................       391,500
   9,600 General Motors Corp. ....................................       507,600
     100 Nacco Industries, Inc. ..................................         5,550
   1,220 Navistar International Corp., Inc.(c)....................        12,810
     345 Paccar, Inc. ............................................        14,533
     500 Varity Corp.(c)..........................................        18,563
                                                                     -----------
                                                                       1,289,581
                                                                     -----------
         OIL DISTRIBUTION--2.9%
   1,200 Amerada Hess Corp. ......................................        63,600
   6,400 Amoco Corp. .............................................       460,000
     800 Ashland Oil Co. .........................................        28,100
     800 Coastal Corp. ...........................................        29,800
   6,800 Royal Dutch Petroleum Co. ADR(d).........................       959,650
     800 Sun, Inc. ...............................................        21,900
   3,000 Unocal Corp. ............................................        87,375
   4,000 USX Marathon Group.......................................        78,000
                                                                     -----------
                                                                       1,728,425
                                                                     -----------
         OIL SERVICES--0.6%
   2,000 Baker Hughes, Inc. ......................................        48,750
   1,300 Halliburton Co. .........................................        65,812
     300 Helmerich & Payne, Inc. .................................         8,925
   1,100 Rowan Companies, Inc.(c).................................        10,863
   3,100 Schlumberger, Ltd. ......................................       214,675
     300 Western Atlas, Inc.(c)...................................        15,150
                                                                     -----------
                                                                         364,175
                                                                     -----------


         OTHER INSURANCE--2.7%
   1,200 Aetna Life and Casualty Company..........................        83,100
   5,686 Allstate Corp. ..........................................       233,837
   5,812 American International Group, Inc. ......................       537,610
     800 Chubb Corp. .............................................        77,400
   1,000 CIGNA Corp. .............................................       103,250

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         OTHER INSURANCE--(CONTINUED)
     800 General Reinsurance Corp.................................   $   124,000
   1,200 Lincoln National Corp., Inc. ............................        64,500
   1,400 Loews Corp. .............................................       109,725
   1,000 Safeco Corp..............................................        34,500
     600 St. Paul Companies, Inc. ................................        33,375
   1,450 Torchmark, Inc...........................................        65,612
   1,700 UNUM Corp................................................        93,500
   2,100 USF&G Corp. .............................................        35,438
                                                                     -----------
                                                                       1,595,847
                                                                     -----------
         PAPER--1.7%
   1,600 Alco Standard Corp.......................................        73,000
     633 Boise Cascade Corp.......................................        21,918
   1,100 Champion International Corp..............................        46,200
     800 Federal Paper Board, Inc.................................        41,500
   1,200 Georgia Pacific Corp. ...................................        82,350
   3,800 International Paper Co. .................................       143,925
     900 James River Corp.........................................        21,713
   3,806 Kimberly Clark Corp......................................       314,946
     900 Mead Corp. ..............................................        47,025
     200 Potlatch Corp. ..........................................         8,000
   1,100 Stone Container Corp.....................................        15,813
     500 Union Camp Corp..........................................        23,813
     675 Westvaco Corporation.....................................        18,731
   2,500 Weyerhaeuser Co. ........................................       108,125
     700 Willamette Industries, Inc...............................        39,375
                                                                     -----------
                                                                       1,006,434
                                                                     -----------
         PHOTOGRAPHY--0.5%
   4,050 Eastman Kodak Co. .......................................       271,350
     800 Polaroid Corp............................................        37,900
                                                                     -----------
                                                                         309,250
                                                                     -----------
         POLLUTION CONTROL--0.5%
   2,800 Browning-Ferris Industries, Inc..........................        82,600
   3,200 Laidlaw, Inc. ...........................................        32,800
     700 Safety Kleen Corp. ......................................        10,938
   6,300 WMX Technologies, Inc. ..................................       188,212
                                                                     -----------
                                                                         314,550
                                                                     -----------
         PRODUCER GOODS--6.4%
   2,600 American Brands, Inc.....................................       116,025
   2,000 Applied Materials, Inc.(c)...............................        78,750
     700 Briggs & Stratton Corp. .................................        30,363
   2,900 Caterpillar Tractor Co. .................................       170,375
     700 Cincinnati Milacron, Inc. ...............................        18,375
     200 Crane Co. ...............................................         7,375
     700 Cummins Engine, Inc. ....................................        25,900
   4,200 Deere & Co. .............................................       148,050
   2,000 Dover Corporation........................................        73,750

 SHARES                                                               VALUE (a)
   1,600 Dresser Industries, Inc..................................   $    39,000
   1,000 Eaton Corp...............................................        53,625
   3,100 Emerson Electric Co. ....................................       253,425
     300 Foster Wheeler Corp. ....................................        12,750
  21,900 General Electric Co......................................     1,576,800
     500 General Signal Corp. ....................................        16,188
   1,400 Genuine Parts Company....................................        57,400
     400 Giddings & Lewis, Inc....................................         6,600
     300 Harnischfeger Industries, Inc............................         9,975
   1,300 Illinois Tool Works, Inc. ...............................        76,700
   1,300 ITT Corp. ...............................................        68,900
   1,300 ITT Industries, Inc. ....................................        31,200
   1,200 Ingersoll Rand Co. ......................................        42,150
     300 Johnson Controls, Inc. ..................................        20,625
     600 Mallinckrodt Group, Inc. ................................        21,825
     600 McDermott International, Inc. ...........................        13,200
   5,300 Minnesota Mining & Mfg. Co...............................       351,125
     400 National Services Industries, Inc. ......................        12,950
     800 Owens Corning Fiberglas Co.(c)...........................        35,900
   1,400 Pall Corp................................................        37,625
     600 Parker Hannifin Corp. ...................................        20,550
     300 Perkin Elmer Corp. ......................................        11,325
     300 Snap-On Tools Corp. .....................................        13,575
     300 Stanley Works............................................        15,450
   1,000 Textron, Inc. ...........................................        67,500
     200 Timken Co. ..............................................         7,650
     700 Trinova Corp. ...........................................        20,038
   1,000 TRW, Inc.................................................        77,500
   2,000 TYCO International Ltd. .................................        71,250
     900 W.W. Grainger, Inc.......................................        59,625
                                                                     -----------
                                                                       3,771,389
                                                                     -----------
         PROPERTY--0.0%
     300 Kaufman & Broad Home Corp................................         4,463
     200 Pulte Corp. .............................................         6,725
                                                                     -----------
                                                                          11,188
                                                                     -----------
         PUBLISHING--0.9%
   1,100 American Greetings Corp. ................................        30,387
   2,100 Gannet Co., Inc. ........................................       128,887
     300 John H. Harland Co.......................................         6,263
     800 Jostens, Inc.............................................        19,400
     600 Knight-Ridder, Inc.......................................        37,500
     400 McGraw-Hill Companies, Inc. .............................        34,850
     200 Meredith Corp. ..........................................         8,375
   1,200 Moore Corp., Ltd.........................................        22,350
   1,000 New York Times Co........................................        29,625
   1,700 R.R. Donnelley & Sons Co. ...............................        66,937
   1,900 Time Mirror Co...........................................        64,363
   5,600 U.S. West Media Group, Inc.(c)...........................       106,400
                                                                     -----------
                                                                         555,337
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         RAILROADS--1.1%
   2,122 Burlington Northern, Inc.................................   $   165,516
     900 Conrail, Inc.............................................        63,000
   2,600 CSX Corporation..........................................       118,625
   1,500 Norfolk Southern Corp. ..................................       119,062
   2,300 Union Pacific Corp.......................................       151,800
                                                                     -----------
                                                                         618,003
                                                                     -----------
         RETAIL--FOOD--0.7%
   2,800 Albertson's, Inc. .......................................        92,050
   2,100 American Stores Co.......................................        56,175
     300 Fleming Companies, Inc. .................................         6,188
     600 Giant Foods, Inc. .......................................        18,900
     800 Great Atlantic & Pacific Tea Company, Inc. ..............        18,400
   1,400 Kroger Co.(c)............................................        52,500
   1,300 SuperValu Stores, Inc. ..................................        40,950
   2,700 Sysco Corp. .............................................        87,750
   1,200 Winn-Dixie Stores, Inc...................................        44,250
                                                                     -----------
                                                                         417,163
                                                                     -----------
         RETAIL--OTHER--4.0%
   1,400 Charming Shoppes, Inc.(c)................................         4,025
   1,200 Circuit City Stores, Inc.................................        33,150
     800 Dayton Hudson Corp. .....................................        60,000
   1,700 Dillard Department Stores, Inc...........................        48,450
   2,600 Federated Department Stores..............................        71,500
     600 Harcourt General, Inc....................................        25,125
   5,849 Home Depot, Inc..........................................       280,021
   2,500 J.C. Penney Company, Inc.................................       119,062
   5,900 K-Mart Corp.(c)..........................................        42,775
     200 Longs Drug Stores Corp. .................................         9,575
   2,400 Lowes Companies, Inc. ...................................        80,400
   2,700 May Department Stores Co. ...............................       114,075
   1,100 Melville Corporation.....................................        33,825
     250 Mercantile Stores Co., Inc. .............................        11,563
   1,400 Nordstrom, Inc. .........................................        56,700
     900 Pep Boys: Manny, Moe & Jack..............................        23,063
   2,239 Price Costco.(c).........................................        34,145
     900 Rite Aid Corp............................................        30,825
   5,300 Sears, Roebuck & Co......................................       206,700
   1,200 Tandy Corp. .............................................        49,800
   2,600 The Gap, Inc. ...........................................       109,200
   4,400 The Limited, Inc.........................................        76,450
   1,300 TJX Companies, Inc. .....................................        24,537
   3,475 Toys R Us, Inc.(c).......................................        75,581
   2,600 Walgreen Co. ............................................        77,675
  28,700 Wal-Mart Stores, Inc.....................................       642,162
   1,800 Woolworth Corp.(c).......................................        23,400
                                                                     -----------
                                                                       2,363,784
                                                                     -----------
         SERVICES--3.9%
     800 Alexander & Alexander Services...........................        15,200
     600 Autodesk, Inc. ..........................................        20,550

 SHARES                                                               VALUE (a)
   2,000 Automatic Data Processing, Inc...........................   $   148,500
     600 Ceridian Corp.(c)........................................        24,750
   3,000 Computer Associates International, Inc. .................       170,625
     700 Computer Sciences Corp.(c)...............................        49,175
   2,100 CUC International, Inc.(c)...............................        71,662
   1,000 De Luxe Corp. ...........................................        29,000
   1,200 Dow Jones & Co., Inc. ...................................        47,850
   2,320 Dun & Bradstreet Corp. ..................................       150,220
     400 EG & G, Inc..............................................         9,700
   2,600 First Data Corp..........................................       173,875
   1,200 H & R Block, Inc. .......................................        48,600
     400 Intergraph Corp.(c)......................................         6,300
     800 Interpublic Group Companies, Inc.........................        34,700
   1,000 Marsh & McLennan Companies...............................        88,750
   7,800 Microsoft Corp.(c).......................................       684,450
   4,500 Novell, Inc.(c)..........................................        64,125
     300 Ogden Corp...............................................         6,413
   5,750 Oracle Systems Corp.(c)..................................       243,656
     800 Pittston Service Group...................................        25,100
     800 Ryder Systems, Inc.......................................        19,800
   1,050 Service Corporation International........................        46,200
     200 Shared Medical System....................................        10,875
   4,400 Westinghouse Electric Corp...............................        72,600
                                                                     -----------
                                                                       2,262,676
                                                                     -----------
         SOAPS--1.5%
     400 Clorox Co. ..............................................        28,650
   1,700 Colgate Palmolive Co. ...................................       119,425
   1,100 Dial Corp. ..............................................        32,587
     700 Ecolab, Inc. ............................................        21,000
   6,600 Gillette Co. ............................................       344,025
   1,300 International Flavours & Fragrances, Inc. ...............        62,400
   1,900 Newell Co. ..............................................        49,163
     800 Premark International, Inc. .............................        40,500
   1,800 Ralston Purina Co. ......................................       112,275
   2,200 Rubbermaid, Inc. ........................................        56,100
                                                                     -----------
                                                                         866,125
                                                                     -----------
         STEEL & IRON--0.2%
   1,300 Armco, Inc.(c)...........................................         7,638
   1,200 Bethlehem Steel Corp.(c).................................        16,800
     300 Inland Steel Industries, Inc. ...........................         7,538
   1,000 Nucor Corp. .............................................        57,125
   1,020 USX US Steel Corp. ......................................        31,365
   1,200 Worthington Industries, Inc. ............................        24,975
                                                                     -----------
                                                                         145,441
                                                                     -----------
         TELEPHONE--8.4%
   6,400 Airtouch Communications..................................       180,800
   2,400 ALLTEL Corp. ............................................        70,800
   6,900 Ameritech Corp. .........................................       407,100
  20,535 AT & T Corp. ............................................     1,329,641

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
         TELEPHONE--(CONTINUED)
   5,600 Bell Atlantic Corp.......................................   $   374,500
  13,000 BellSouth Corp. .........................................       565,500
  12,500 GTE Corp. ...............................................       550,000
   8,400 MCI Communications Corp. ................................       219,450
   4,400 NYNEX Corp. .............................................       237,600
   5,100 Pacific Telesis Group....................................       171,487
   7,600 SBC Communications, Inc. ................................       437,000
   4,400 Sprint Corp. ............................................       175,450
   5,600 U.S. West, Inc.(c).......................................       200,200
                                                                     -----------
                                                                       4,919,528
                                                                     -----------
         THRIFT--0.3%
     700 Golden West Financial Corp. .............................        38,675
   1,450 Great Western Financial Corp. ...........................        36,975
   1,300 H.F. Ahmanson & Co.......................................        34,450
   1,300 ITT Hartford Group, Inc..................................        62,888
                                                                     -----------
                                                                         172,988
                                                                     -----------
         TIRES AND RUBBER GOODS--0.2%
     600 Cooper Tire & Rubber Co. ................................        14,775
   1,600 Goodyear Tire & Rubber Company...........................        72,600
                                                                     -----------
                                                                          87,375
                                                                     -----------
         TOBACCO--1.8%
  10,700 Philip Morris Companies, Inc. ...........................       968,350
   3,000 UST, Inc. ...............................................       100,125
                                                                     -----------
                                                                       1,068,475
                                                                     -----------
         TRUCKING AND FREIGHT--0.0%
     300 Consolidated Freightways, Inc. ..........................         7,950
     300 Roadway Services, Inc. ..................................        14,663
     300 Yellow Corp.(c)..........................................         3,713
                                                                     -----------
                                                                          26,326
                                                                     -----------
         Total Common Stocks
          (Identified cost $42,697,809)...........................    58,132,899
                                                                     -----------


SHORT-TERM INVESTMENT--0.8%

   FACE
  AMOUNT                                                            VALUE (a)
 $481,000 Repurchase Agreement with State Street Bank & Trust
           Co. dated 12/29/95 at 5.000% to be repurchased at
           $481,267 on 1/02/96 collateralized by $425,000, U.S.
           Treasury Notes 8.750% due 8/15/00, with a value of
           $496,185.............................................   $   481,000
                                                                   -----------
          Total Short Term Investment
           (Identified Cost $481,000)...........................       481,000
                                                                   -----------
          Total Investments---99.9%
           (Identified Cost $43,178,809)(b).....................    58,613,899
          Cash and Receivables..................................       164,890
          Liabilities...........................................      (108,167)
                                                                   -----------
          TOTAL NET ASSETS--100%................................   $58,670,622
                                                                   ===========
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31,1995 the net unrealized appreciation on investments based on cost of $43,311,699 for federal income tax purposes was as follows:
          Aggregate gross unrealized appreciation for all
           investments in which there is an excess of value over
           tax cost.............................................   $16,007,152
          Aggregate gross unrealized depreciation for all
           investments in which there is an excess of tax cost
           over value...........................................      (704,952)
                                                                   -----------
          Net unrealized appreciation...........................   $15,302,200
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADR's are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................          $58,613,899
 Cash....................................................                  201
 Receivable for:
 Fund shares sold........................................               47,719
 Dividends and interest..................................              116,412
 Foreign taxes...........................................                  206
 Due from advisor........................................                  352
                                                                   -----------
LIABILITIES                                                         58,778,789
 Payable for:
 Fund shares redeemed....................................  $28,583
 Accrued expenses:
 Management fees.........................................    4,953
 Deferred trustees' fees.................................   33,492
 Other expenses..........................................   41,139
                                                           -------
                                                                       108,167
                                                                   -----------
                                                                   $58,670,622
                                                                   ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................          $43,247,821
 Undistributed net investment income.....................               20,255
 Accumulated net realized losses.........................              (32,544)
 Unrealized appreciation on investments..................           15,435,090
                                                                   -----------
NET ASSETS...............................................          $58,670,622
                                                                   ===========
Computation of offering price:
Net asset value and redemption price per share
 ($58,670,622 divided by 586,173 shares of beneficial in-
 terest).................................................          $    100.09
                                                                   ===========
Identified cost of investments...........................          $43,178,809
                                                                   ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends............................................            $ 1,212,104(a)
 Interest.............................................                 54,033
                                                                  -----------
                                                                    1,266,137
EXPENSES
 Management fees......................................  $122,359
 Trustees' fees and expenses..........................    24,480
 Custodian............................................    67,024
 Audit and tax services...............................    11,400
 Legal................................................     7,727
 Printing.............................................    27,426
 Registration.........................................         7
 Miscellaneous........................................     3,933
                                                        --------
  Total expenses......................................   264,356
  Less expenses assumed by the investment adviser.....   (68,581)     195,775
                                                        --------  -----------
NET INVESTMENT INCOME.................................              1,070,362
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net....................                775,273
 Unrealized appreciation on investments--net..........             13,212,050
                                                                  -----------
Net gain on investment transactions...................             13,987,323
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS............            $15,057,685
                                                                  ===========

(a) Net of foreign taxes of: $7,954

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(WESTPEAK STOCK INDEX SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $    861,746  $  1,070,362
 Net realized gain on investments..................        85,627       775,273
 Unrealized appreciation (depreciation) on
  investments......................................     (489,644)    13,212,050
                                                     ------------  ------------
 INCREASE IN NET ASSETS FROM OPERATIONS............       457,729    15,057,685
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................      (861,687)   (1,050,107)
 Net realized gain on investments..................       (74,418)     (673,888)
 Paid in capital...................................       (28,861)            0
                                                     ------------  ------------
                                                         (964,966)   (1,723,995)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    18,433,352    17,851,781
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........       861,687     1,050,107
 Distributions from net realized gain..............        74,418       673,888
 Distributions from paid in capital................        28,861             0
                                                     ------------  ------------
                                                       19,398,318    19,575,776
 Cost of shares redeemed...........................   (10,543,643)  (11,403,132)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................     8,854,675     8,172,644
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................     8,347,438    21,506,334
NET ASSETS
 Beginning of the year.............................    28,816,850    37,164,288
                                                     ------------  ------------
 End of the year...................................  $ 37,164,288  $ 58,670,622
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $     (2,244) $          0
                                                     ============  ============
 End of the year...................................  $          0  $     20,255
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       241,694       202,803
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        11,363        10,562
 Distributions from net realized gain..............           983         6,778
 Distributions from Paid-in Capital................           421
                                                     ------------  ------------
                                                          254,461       220,143
 Redeemed..........................................      (138,029)     (127,215)
                                                     ------------  ------------
 Net change........................................       116,432        92,928
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1991     1992     1993     1994     1995
                                   -------  -------  -------  -------  -------
Net Asset Value, Beginning of
 Year............................. $108.49  $137.39  $ 72.00  $ 76.48  $ 75.35
                                   -------  -------  -------  -------  -------
INCOME FROM INVESTMENT OPERATIONS
 Net Investment Income............    3.56     8.35     1.54     1.80     1.88
 Net Realized and Unrealized Gain
  (Loss) on Investments...........   29.29     2.02     5.18    (0.92)   25.89
                                   -------  -------  -------  -------  -------
 Total From Investment Operations.   32.85    10.37     6.72     0.88    27.77
                                   -------  -------  -------  -------  -------
LESS DISTRIBUTIONS
 Distributions From Net Investment
  Income..........................   (3.56)   (8.35)   (1.36)   (1.82)   (1.85)
 Distributions in Excess of Net
  Investment Income...............    0.00     0.00    (0.18)    0.00     0.00
 Distributions From Net Realized
  Capital Gains...................   (0.39)  (67.41)   (0.55)   (0.16)   (1.18)
 Distributions in Excess of Net
  Realized Capital Gains..........    0.00     0.00    (0.15)    0.00     0.00
 Distributions From Paid-in
  Capital.........................    0.00     0.00     0.00    (0.03)    0.00
                                   -------  -------  -------  -------  -------
 Total Distributions..............   (3.95)  (75.76)   (2.24)   (2.01)   (3.03)
                                   -------  -------  -------  -------  -------
Net Asset Value, End of Year...... $137.39  $ 72.00  $ 76.48  $ 75.35  $100.09
                                   =======  =======  =======  =======  =======
TOTAL RETURN (%)..................   30.37     7.30     9.72     1.14    36.88
Ratio of Operating Expenses to
 Average Net Assets (%)...........    0.36     0.35     0.34     0.33     0.40
Ratio of Net Investment Income to
 Average Net Assets (%)...........    2.86     2.63     2.52     2.59     2.20
Portfolio Turnover Rate (%).......       2       17       12        2        5
Net Assets, End of Year (000)..... $20,496  $10,172  $28,817  $37,164  $58,671
The ratios of expenses to average
 net assets without giving effect
 to the voluntary expense
 limitations described in Note 4
 to the Financial Statements would
 have been (%)....................     --       --       --       --      0.54


                See accompanying notes to financial statements.

ZENITH LOOMIS SAYLES BALANCED SERIES
PORTFOLIO MANAGERS: MERI ANNE BECK AND DOUGLAS D. RAMOS; LOOMIS, SAYLES &
COMPANY
                                        MARKET REVIEW

  Photo Meri     Photo Douglas D. Ramos
   Anne Beck                             In a dramatic turnaround from 1994,
                                       1995 proved to be an excellent year
                                       for both stocks and bonds. Both
                                       markets recorded their best
                                       performance of the decade as measured
                                       by the major indices. Driven by lower
                                       interest rates, bonds produced a 19%
                                       total rate of return as measured by
                                       the Lehman Brothers
                                       Government/Corporate Bond Index/4/.
                                       Stocks benefited from both lower
                                       interest rates and solid corporate
earnings growth, and produced a 37.6% total rate of return as measured by the Standard & Poor's 500 Stock Index./1//9/

  Against this backdrop, your Series delivered a 24.79% for the twelve months ended December 31, 1995. This performance compared favorably to the return posted by Lipper Variable Balanced Index/8/ of 24.29%.

  The bond market put in its best yearly performance since 1985. The market's psychology turned decidedly bullish early in the year as it became apparent that the magnitude of interest rate increases experienced in 1994 would result in slower economic growth during 1995. Slowing economic growth with benign inflationary pressures and the lowering of interest rates twice by the Federal Reserve contributed to the explosive 1995 bond market rally. Sectors that contributed positively to performance included not only U.S. Treasuries, but the airlines, media, travel, Yankee bonds (U.S. dollar obligations of foreign issuers) and brokerage. Avalon Properties, Carnival Cruise and Columbia Health Care were among the more positive individual contributors to performance. During the second half of 1995, mortgage securities were purchased as corporate spreads continued to narrow and became overvalued.

  As highlighted above, stocks had an outstanding year, and one of the primary drivers of performance in the year was the interest-rate sensitive sector of the market. Lower interest rates help boost the performance of insurance and financial service stocks, while bank stocks enjoyed a boost from the ongoing consolidation in the banking industry. Holdings such as Ace Ltd., American International Group, Fannie Mae, Freddie Mac, MBNA Corp., Chemical Bank and First Interstate are prime examples of these developments. Other noteworthy sectors include: industrials, helped by AMR Corp., Allied-Signal, and ITT Corp.; capital goods, propelled by Case Corp., Lockheed Martin, Raytheon and General Electric; and technology, aided by Intel Corp., Texas Instruments, Hewlett Packard and Xerox. The drag on the portfolio during the year was the energy sector with most of the Series' holdings concentrated in natural gas (including El Paso Natural Gas and Mapco) and refining and marketing (companies such as Sun Company and Ultramar).

OUTLOOK AND STRATEGY

  Looking ahead to 1996, we expect a gradual increase in gross domestic product, good news on the inflation front and a solid chance for lower interest rates. One other factor that could have a positive influence on the economy and the financial markets is the upcoming presidential election in November. The one blemish which keeps us at a 60% equity weighting, slightly below our long-term target of 65%, is the expected slowdown in corporate earnings growth and the increased chance for earnings disappointments. This could add to the volatility of the stock market in the first half of the year.

                                              FUND FACTS

                                              GOAL: reasonable long-term
                                              investment return from a
                                              combination of long-term capital
                                              appreciation and moderate current
                                              income.

                                              START DATE: October 31, 1994

                                              SIZE: $18.8 million as of
                                              December 31, 1995

                                              MANAGERS: Douglas Ramos and Meri
                                              Anne Beck have managed the Series
                                              since its inception. Mr. Ramos
                                              serves as a portfolio manager of
                                              New England Balanced Fund and New
                                              England Value Fund. Ms. Beck also
                                              serves as portfolio manager of
                                              New England Balanced Fund. Mr.
                                              Ramos joined Loomis Sayles in
                                              1985 and Ms. Beck joined Loomis
                                              Sayles in 1986.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Loomis Sayles    Lipper Variable
              Balanced         Balanced Fund Average

1995             24.79%               24.29%

Since
Inception        20.79%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                              Loomis Sayles                      Lehman
                             Balanced Series    S&P 500(19)     Gov't/Corp(4)
                             ----------------   ------------    -------------
10/31/94                       $10,000            $10,000         $10,000
    1994                       $ 9,990            $ 9,794         $10,048
    1995                       $12,457            $13,461         $11,981

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--54.1% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
         AEROSPACE--2.2%
   3,700 Lockheed Martin Corp. ...................................   $   292,300
   2,600 Raytheon Co. ............................................       122,850
                                                                     -----------
                                                                         415,150
                                                                     -----------
         AUTOMOBILES--2.4%
   3,800 Chrysler Corp. ..........................................       210,425
   4,500 General Motors Corp. ....................................       237,937
                                                                     -----------
                                                                         448,362
                                                                     -----------
         BANKS/SAVINGS & LOAN--2.8%
   3,900 Chemical Banking Corp. ..................................       229,125
     700 First Interstate Bancorp. ...............................        95,550
   5,100 Fleet Financial Group, Inc. .............................       207,825
                                                                     -----------
                                                                         532,500
                                                                     -----------
         CHEMICALS--3.9%
   3,100 E.I. Du Pont de Nemours & Co. ...........................       216,613
   2,000 Georgia Gulf Corp(c).....................................        61,500
   4,400 PPG Industries, Inc. ....................................       201,300
   7,800 Praxair, Inc. ...........................................       262,275
                                                                     -----------
                                                                         741,688
                                                                     -----------
         ELECTRONIC COMPONENTS--2.7%
   3,300 Intel Corp. .............................................       187,275
   3,200 Micron Technology, Inc. .................................       126,800
   3,700 Texas Instruments, Inc. .................................       191,475
                                                                     -----------
                                                                         505,550
                                                                     -----------
         ELECTRICAL EQUIPMENT--1.5%
   2,100 General Electric Co. ....................................       151,200
   2,600 Honeywell, Inc. .........................................       126,425
                                                                     -----------
                                                                         277,625
                                                                     -----------
         ENGINEERING & CONSTRUCTION--0.6%
   4,800 McDermott International, Inc. ...........................       105,600
                                                                     -----------
         FINANCIAL SERVICES--2.7%
   2,900 Federal Home Loan Mortgage Corp. ........................       242,150
   1,900 Federal National Mortgage Association....................       235,837
     700 MBNA Corp ...............................................        25,813
                                                                     -----------
                                                                         503,800
                                                                     -----------
         FREIGHT--TRANSPORTATION--3.3%
  12,100 Canadian Pacific Ltd. ...................................       219,312
   5,900 Consolidated Freightways, Inc. ..........................       156,350
   3,400 Federal Express Corp.(c).................................       251,175
                                                                     -----------
                                                                         626,837
                                                                     -----------
         HEALTH CARE--MEDICAL TECHNOLOGY--1.3%
   7,400 C.R. Bard, Inc. .........................................       238,650
                                                                     -----------

 SHARES                                                               VALUE (a)
        HEALTH CARE--SERVICES--0.8%
 14,100 Beverly Enterprises, Inc.(c)..............................   $   149,813
                                                                     -----------
        HOME PRODUCTS--1.2%
  4,600 Premark International, Inc. ..............................       232,875
                                                                     -----------
        HOUSING & BUILDING MATERIALS--2.3%
  3,400 Armstrong World Industries, Inc. .........................       210,800
  7,300 Masco Corp. ..............................................       229,038
                                                                     -----------
                                                                         439,838
                                                                     -----------
        INSURANCE--4.8%
  5,900 Ace Ltd. .................................................       234,525
  1,650 American International Group Inc. ........................       152,625
  1,700 Chubb Corp. ..............................................       164,475
  5,800 Providian Corp. ..........................................       236,350
  4,700 Prudential Reinsurance Hldgs., Inc. ......................       109,862
                                                                     -----------
                                                                         897,837
                                                                     -----------
        LEISURE--1.9%
  4,800 American Greetings Corp. .................................       132,600
  9,600 Carnival Corp. ...........................................       234,000
                                                                     -----------
                                                                         366,600
                                                                     -----------
        MACHINERY--0.2%
    900 Case Corp. ...............................................        41,175
                                                                     -----------
        MULTI-INDUSTRY--2.4%
  4,700 Allied Signal, Inc. ......................................       223,250
  6,500 Philips Electronics NV....................................       233,188
                                                                     -----------
                                                                         456,438
                                                                     -----------
        NATURAL GAS--PIPELINES--0.6%
    900 El Paso Natural Gas Co. ..................................        25,538
  1,600 Mapco Inc. ...............................................        87,400
                                                                     -----------
                                                                         112,938
                                                                     -----------
        OFFICE EQUIPMENT--2.7%
 10,500 EMC Corp. ................................................       161,437
  1,400 International Business Machines...........................       128,450
  1,600 Xerox Corp. ..............................................       219,200
                                                                     -----------
                                                                         509,087
                                                                     -----------
        OIL--MAJOR INTEGRATED--1.9%
  7,100 Repsol S.A., ADR(d).......................................       233,412
    600 Sun, Inc. ................................................        16,425
  4,300 Ultramar Corp. ...........................................       110,725
                                                                     -----------
                                                                         360,562
                                                                     -----------
        PAPER PRODUCTS--1.5%
  5,800 Crown Cork and Seal Co., Inc.(c) .........................       242,150
    800 Mead Corp. ...............................................        41,800
                                                                     -----------
                                                                         283,950
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

  SHARES                                                              VALUE (a)
          REAL ESTATE INVESTMENT TRUST--1.3%
    6,800 Meditrust SBI...........................................   $   237,150
                                                                     -----------
          RETAIL--FOOD & DRUG--1.3%
    5,400 Eckerd Corp.............................................       240,975
                                                                     -----------
          TELECOMMUNICATIONS--1.9%
    5,200 GTE Corp................................................       228,800
    4,100 Telefonos de Mexico SA..................................       130,687
                                                                     -----------
                                                                         359,487
                                                                     -----------
          TOBACCO--3.5%
    2,900 Loews Corp..............................................       227,288
    2,200 Philip Morris Companies, Inc............................       199,100
    7,000 UST, Inc................................................       233,625
                                                                     -----------
                                                                         660,013
                                                                     -----------
          UTILITIES--ELECTRIC--2.4%
    7,800 Pacific Gas & Electric Co...............................       221,325
   12,700 SCE Corp................................................       225,425
                                                                     -----------
                                                                         446,750
                                                                     -----------
          Total Common Stocks
           (Identified Cost $9,404,472)...........................    10,191,250
                                                                     -----------

PREFERRED STOCK--0.5%

          TOBACCO--0.4%
   10,600 RJR Nabisco Holdings Corp...............................        67,575
                                                                     -----------
          OIL--MAJOR INTEGRATED--0.1%
      300 Sun, Inc................................................         8,325
                                                                     -----------
          Total Preferred Stock
           (Identified Cost $73,537)..............................        75,900
                                                                     -----------

MEDIUM & LONG TERM BONDS & NOTES--39.2%

   FACE
  AMOUNT
          BANKS--1.1%
 $100,000 Bankers Trust, NY Corp. 8.125%, 4/01/02.................       109,769
   50,000 Chase Manhattan Corp. 9.050%, 2/01/02...................        51,556
   50,000 Norwest Corp. 7.650%, 3/15/05...........................        55,374
                                                                     -----------
                                                                         216,699
                                                                     -----------
          CABLE & MEDIA--1.4%
  250,000 TCI Communications, Inc.
           7.390%, 8/28/01........................................       261,913
                                                                     -----------
          ENERGY--0.9%
  125,000 Coastal Corp. 8.125% 9/15/02............................       136,721
   25,000 Standard Oil Co. 9.000%, 6/01/19........................        28,062
                                                                     -----------
                                                                         164,783
                                                                     -----------

   FACE
  AMOUNT                                                             VALUE (a)
          FINANCE--5.5%
 $125,000 Associates Corp. NA 8.350%, 12/22/98...................   $   134,219
  115,000 Avalon Propertys, Inc. 7.375%, 9/15/02.................       118,620
  200,000 Ford Motor Credit Corp. 6.850%, 8/15/00................       207,152
  244,000 General Motors Acceptance Corp.
           5.500%, 12/15/01......................................       235,643
  100,000 General Motors Corp. 9.125%, 7/15/01...................       114,008
   50,000 International Lease Finance Corp.
           8.040%, 12/01/97......................................        52,096
  100,000 Secured Finance Investment, Inc.
           9.05%, 12/15/04.......................................       118,026
   50,000 Standard Credit Card 8.625%, 1/07/02...................        52,736
                                                                    -----------
                                                                      1,032,500
                                                                    -----------
          GOVERNMENT--6.0%
  200,000 U.S. Treasury Notes 5.875%, 5/31/96....................       200,500
  300,000 U.S. Treasury Notes 5.125%, 3/31/98....................       299,484
   25,000 U.S. Treasury Notes 8.250%, 7/15/98....................        26,758
  300,000 U.S. Treasury Notes 6.875%, 8/31/99....................       315,282
  100,000 U.S. Treasury Notes 7.500%, 10/31/99...................       107,359
  175,000 U.S. Treasury Bonds 5.500%, 4/15/00....................       176,449
                                                                    -----------
                                                                      1,125,832
                                                                    -----------
          GOVERNMENT AGENCY--2.3%
   50,000 Federal Home Loan Banks 8.150%, 2/24/99................        50,126
  350,000 Federal Home Loan Banks 7.151%, 9/12/05................       355,358
   30,000 Federal National Mortgage Association Zero Coupon
           10/10/01..............................................        28,781
                                                                    -----------
                                                                        434,265
                                                                    -----------
          HEALTH CARE--0.3%
   50,000 Columbia/HCA Healthcare Corp.
           8.020%, 8/5/02........................................        54,836
                                                                    -----------
          INDUSTRIAL--4.6%
  175,000 Anheuser Busch Companies, Inc.
           8.500%, 3/01/17.......................................       182,875
  250,000 Coca Cola Enterprises, Inc.
           8.750%, 4/01/17.......................................       262,375
  200,000 Martin Marietta Corp. 6.500%, 4/15/03..................       206,488
  200,000 Tektronix, Inc. 7.625%, 8/15/02........................       209,732
                                                                    -----------
                                                                        861,470
                                                                    -----------
          LEISURE & LODGING--1.1%
  100,000 Carnival Corp. 7.050%, 5/15/05.........................       104,698
  100,000 La Quinta Inns, Inc. 7.400%, 9/15/05...................       103,000
                                                                    -----------
                                                                        207,698
                                                                    -----------



                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

MEDIUM & LONG TERM BONDS & NOTES--(CONTINUED)


   FACE
  AMOUNT                                                             VALUE (a)
          MORTGAGED BACKED--3.4%
 $200,000 Federal Home Loan Mortgage
           8.000%, 7/15/21.......................................   $   211,624
   50,000 G.E. Capital Mortgage Inc.
           10.000%, 3/25/24......................................        52,453
   75,000 Paine Webber CMO Tr. 9.000%, 10/20/03..................        77,344
   75,000 Westam Mortgage Financial Corp.
           8.950%, 8/01/18.......................................        80,555
  200,000 Westam Mortgage Financial Corp.
           9.400%, 12/01/18......................................       213,312
                                                                    -----------
                                                                        635,288
                                                                    -----------
          RETAIL STORES--1.9%
  170,000 Sears Overseas Finance Zero Coupon 7/12/98.............       147,368
  200,000 Toys R US, Inc. 8.250%, 2/01/17........................       209,956
                                                                    -----------
                                                                        357,324
                                                                    -----------
          SECURITIES--6.5%
  200,000 Donaldson Lufkin & Jennrette
           6.875%, 11/01/05......................................       205,002
  100,000 Lehman Bros. Inc. 5.750% 11/15/98 .....................        99,108
  200,000 Lehman Bros. Inc. 7.375% 5/15/07.......................       209,874
  100,000 Merrill Lynch & Co. 8.375%, 2/09/00....................       108,824
  250,000 Paine Webber Group, Inc.
           7.750%, 9/01/02.......................................       261,430
  145,000 Salomon, Inc. 7.500%, 2/01/03..........................       149,447
  200,000 Smith Barney Holdings, Inc.
           5.500%, 1/15/99.......................................       198,316
                                                                    -----------
                                                                      1,232,001
                                                                    -----------
          TELECOMMUNICATIONS--1.1%
  200,000 Southern Bell Telephone & Telegraph Co. 7.625%,
           3/15/13...............................................       205,664
                                                                    -----------
          TRANSPORTATION--0.8%
   25,000 American Airlines 10.180%, 1/02/13.....................        29,944
  100,000 AMR Corp 10.290%, 3/08/21..............................       127,911
                                                                    -----------
                                                                        157,855
                                                                    -----------
          UTILITIES--2.0%
  250,000 Cincinnati Gas & Electric Co.
           7.375%, 11/01/01......................................       253,780
  130,000 General Telephone of California
           7.125%, 12/01/98......................................       130,720
                                                                    -----------
                                                                        384,500
                                                                    -----------
          YANKEE/SUPRANATIONAL--0.3%
   50,000 SKF Aktiebolaget AB 7.625% 7/15/03 ....................        53,232
                                                                    -----------
          Total Bonds & Notes
           (Identified Cost $7,147,215)..........................     7,385,860
                                                                    -----------


SHORT-TERM INVESTMENTS--6.4%

  FACE
 AMOUNT                                                             VALUE (a)
 413,000 American General Finance Corp.
          5.550%, 1/02/96.......................................   $   413,000
 800,000 Associates Corp. of North America
          5.950%, 1/02/96.......................................       800,000
                                                                   -----------
         Total Short-Term Investments
          (Identified Cost $1,213,000)..........................     1,213,000
                                                                   -----------
         Total Investments--100.2%
          (Identified Cost $17,838,224)(b)......................    18,866,010
         Cash and Receivables...................................       410,926
         Liabilities............................................      (454,260)
                                                                   -----------
         TOTAL NET ASSETS--100%.................................   $18,822,676
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $17,838,224 for federal income tax purposes was as follows:
         Aggregate gross unrealized appreciation for all
          investments in which there is an excess of value over
          tax cost..............................................   $ 1,278,891
         Aggregate gross unrealized depreciation for all
          investments in which there is an excess of tax cost
          over value............................................      (251,105)
                                                                   -----------
         Net unrealized appreciation............................   $ 1,027,786
                                                                   ===========

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not located in the United States or Canada.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $18,866,010
 Cash.....................................................                   865
 Receivable for:
 Fund shares sold.........................................                67,963
 Securities sold..........................................               165,257
 Dividends and interest...................................               152,428
 Foreign taxes............................................                   275
 Due from advisor.........................................                16,433
 Unamortized organization expense.........................                 7,705
                                                                     -----------
                                                                      19,276,936
LIABILITIES
 Payable for:
 Securities purchased.....................................  $415,763
 Fund shares redeemed.....................................       593
 Withholding Taxes........................................       126
 Accrued expenses:
 Management fees..........................................     7,628
 Other expenses...........................................    30,150
                                                            --------
                                                                         454,260
                                                                     -----------
                                                                     $18,822,676
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $17,655,390
 Undistributed net investment income......................                 1,050
 Accumulated net realized gains...........................               138,450
 Unrealized appreciation on investments...................             1,027,786
                                                                     -----------
NET ASSETS................................................           $18,822,676
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($18,822,676 divided by 1,575,093 shares of beneficial
 interest)................................................           $     11.95
                                                                     ===========
Identified cost of investments............................           $17,838,224
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..............................................           $  124,041(a)
 Interest...............................................              338,426
                                                                   ----------
                                                                      462,467
EXPENSES
 Management fees........................................  $65,752
 Trustees' fees and expenses............................   15,049
 Custodian..............................................   56,354
 Audit and tax services.................................   20,694
 Legal..................................................   10,821
 Printing...............................................    2,299
 Registration...........................................        7
 Amortization of organization expenses..................    2,347
 Miscellaneous..........................................    2,604
                                                          -------
  Total expenses........................................  175,927
  Less expenses assumed by the investment adviser.......  (96,085)     79,842
                                                          -------  ----------
NET INVESTMENT INCOME...................................              382,625
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments---net.....................              426,765
 Unrealized appreciation on investments--net............            1,029,622
                                                                   ----------
Net gain on investment transactions.....................            1,456,387
                                                                   ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS .............           $1,839,012
                                                                   ==========

(a)Net of foreign taxes of: $735

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(LOOMIS SAYLES BALANCED SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................       $   12,585      $   382,625
 Net realized gain on investments                           0          426,765
 Unrealized appreciation (depreciation) on
  investments...............................           (1,836)       1,029,622
                                                   ----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           10,749        1,839,012
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (12,334)        (382,625)
 In excess of net investment income.........                0           (1,297)
 Net realized gain on investments...........                0         (288,315)
                                                   ----------      -----------
                                                      (12,334)        (672,237)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        2,157,989       18,594,352
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           12,335          383,922
 Distributions from net realized gain.......                0          288,315
                                                   ----------      -----------
                                                    2,170,324       19,266,589
 Cost of shares redeemed....................         (446,397)      (4,333,030)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................        1,723,927       14,933,559
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS...............        1,722,342       16,100,334
NET ASSETS
 Beginning of the year......................        1,000,000        2,722,342
                                                   ----------      -----------
 End of the year............................       $2,722,342      $18,822,676
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................       $        0      $       251
                                                   ==========      ===========
 End of the year............................       $      251      $     1,050
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          217,577        1,626,505
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            1,242           32,426
 Distributions from net realized gain.......                0           24,351
                                                   ----------      -----------
                                                      218,819        1,683,282
 Redeemed...................................          (44,926)        (382,082)
                                                   ----------      -----------
 Net change.................................          173,893        1,301,200
                                                   ==========      ===========
(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........       $    10.00      $      9.94
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.05             0.26
 Net Realized and Unrealized Gain
 (Loss) on Investments......................            (0.06)            2.20
                                                   ----------      -----------
 Total From Investment Operations...........            (0.01)            2.46
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.05)           (0.26)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.19)
                                                   ----------      -----------
 Total Distributions........................            (0.05)           (0.45)
                                                   ----------      -----------
Net Asset Value, End of Year................       $     9.94      $     11.95
                                                   ==========      ===========
TOTAL RETURN (%)............................            (0.10)***        24.79
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.85**           0.84
Ratio of Net Investment Income to Average
 Net Assets (%).............................             4.16**           4.03
Portfolio Turnover Rate (%).................                0**             72
Net Assets, End of Year (000)...............       $    2,722      $    18,823
The ratios of expenses to average net assets
 without giving effect to the voluntary
 expense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             3.73**           1.85

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH BACK BAY ADVISORS MANAGED SERIES
PORTFOLIO MANAGER: PETER PALFREY; BACK BAY ADVISORS, L.P.(R)

                    MARKET REVIEW

  Photo Peter
    Palfrey          I am very pleased to report that the Back Bay Advisors
                   Managed Series ended 1995 significantly ahead of its peer group, with a total return of 31.26% versus 24.22% for the Lipper Variable Product Flexible Portfolio Funds/9/, an outperformance of 7.04%. The Series ranked six out of sixty-eight funds in its Lipper peer group in 1995, and now ranks among the top ten such funds for one, two and three year returns.

                     1995 proved to be an exceptionally strong year in U.S.
                   financial markets, rewarding patient investors after a tumultuous year in 1994. Stocks, as represented by the S&P 500/1//9/ (with dividends reinvested), were up 37.44%--the best total return in over three decades.
Bonds, as represented by the Lehman Government/Corporate Index/4/, were up 19.24%--the best total return in a decade, and among the best years ever in U.S. investment grade fixed income market. Not surprisingly, 1995 ranks as the best year ever for a hypothetical 55% stock, 35% bond and 10% cash balanced portfolio (based on data Ibbotson Associates covering the period since 1926).

  Overall portfolio strategy during calendar 1995 was best summarized by the phrase: "remain fully invested." We began to position the Series more aggressively late in 1994 as financial markets showed early signs of bottoming. The Series' cash position, which had been run as high as 15-20% of total assets during much of the bear market of 1994, was reduced to less than 3% by early in 1995. The effective duration of the bond portfolio was increased from 5.5 years in late 1994 to as much as 7.1 years early in 1995, and was managed with an effective duration of 6.0-7.5 years throughout the remainder of the year. With inflationary pressures remaining subdued, economic growth slowing to a more sustainable pace and the Federal Reserve moving to a less restrictive monetary stance, interest rates declined 200-250 basis points across the yield curve during 1995. The long duration of the Series' bond portfolio had a significant positive impact on the Series' strong relative performance, given the sharp drop in interest rates during the year. In addition, the Series was also overweight in corporate and Yankee paper (U.S. dollar obligations of foreign issuers), two of the best performing bond sectors during 1995.

  The Series' allocation to stocks was increased from approximately 62% late in 1994 to almost 80% going into the first quarter of 1995. With stocks rallying nearly 10% during just the first three months of 1995, we elected to lock-in a portion of the incremental gains from the overweight position in stocks, bringing the Series closer to the normal "target" split of 65% stocks and 35% bonds. With solid corporate earnings, coupled with lower interest rates continuing to underpin the stock market's advance in subsequent quarters, we maintained a slightly overweight allocation to stocks of 65-68% for the remainder of the year. The Series' concentration in larger capitalization, higher quality growth stocks helped its relative performance in 1995, as investor preference continued to shift away from the small and mid-capitalization, lower quality stocks favored in the earlier stages of the U.S. economic recovery.

OUTLOOK AND STRATEGY

  While market returns this year are unlikely to match those experienced in 1995, our outlook for both stocks and bonds in 1996 remains constructive-- although this will likely be accompanied by considerably more volatility, particularly in stocks. Growth in GDP is expected to decline from approximately 3% in 1995 to a more tepid pace of 1.5-2% in 1996, in a lagged response to tighter monetary policy orchestrated by the Federal Reserve during 1994 and early 1995. Corporate profitability growth, which advanced more than 11% in 1995, will likely slow to a more modest 5% in 1996. Stocks may need to do some "backing and filling" over the near term, to allow for earnings to catch up to current high valuations, but should reward longer term investors for their patience. We remain slightly overweighted in stocks at 67% of total assets versus our long-term benchmark allocation of 65% stock/35% bond.

  Bonds, which have benefited from moderating inflationary pressures, a deceleration in the pace of economic growth and a less restrictive Fed monetary policy, may also come under some near-term pressure over stalled Federal budget negotiations and heavy new Treasury refunding supply early in 1996. Accordingly, We modestly reduced the Series' bond portfolio duration going into 1996, with the expectation that there will likely be some near-term upward pressure on interest rates, particularly in longer maturities. However, with our longer term rate outlook still positive, we would view any significant backup in rates from current levels as a buying opportunity.

                                              FUND FACTS

                                              GOAL: a favorable total return
                                              through investment in diversified
                                              portfolio. The Series' portfolio
                                              is expected to include a mix of
                                              (1) common stocks, (2) notes and
                                              bonds and (3) money market
                                              instruments.

                                              START DATE: May 1, 1987

                                              SIZE: $147.5 million as of
                                              December 31, 1995

                                              MANAGER: Peter Palfrey has
                                              managed the Series since January
                                              1994 and joined Back Bay Advisors
                                              in June 1993.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Back Bay         Lipper Variable Flexible
              Managed          Portfolio Fund Average

1 year           31.26%               24.22%

5 years          12.99%               13.13%

Since
Inception        10.95%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                 Back Bay                          Lehman
                              Managed Series    S&P 500(19)     Gov't/Corp(4)
                             ----------------   ------------    -------------
5/1/87                         $10,000            $10,000         $10,000
  1987                         $ 9,930            $ 8,750         $10,357
  1988                         $10,873            $10,194         $11,142
  1989                         $12,950            $13,414         $12,729
  1990                         $13,365            $12,995         $13,781
  1991                         $16,064            $16,938         $16,000
  1992                         $17,141            $18,227         $17,213
  1993                         $18,966            $20,061         $19,117
  1994                         $18,755            $20,334         $18,448
  1995                         $24,618            $27,947         $21,997

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--67.2% OF TOTAL NET ASSETS

 SHARES                                                               VALUE (a)
        AEROSPACE--1.0%
  5,025 Boeing Co. ...............................................   $   393,834
 14,600 Rockwell International Corp. .............................       771,975
  2,500 United Technologies Corp. ................................       237,187
                                                                     -----------
                                                                       1,402,996
                                                                     -----------
        AIR TRANSPORT--0.0%
    255 UAL, Inc.(c)..............................................        45,518
                                                                     -----------
        APPAREL--0.2%
  7,400 Melville Corp. ...........................................       227,550
                                                                     -----------
        AUTOMOBILE & RELATED--1.3%
 15,432 Chrysler Corp. ...........................................       854,547
  4,600 Ford Motor Co. ...........................................       133,400
 12,500 General Motors Corp. .....................................       660,937
  6,750 Genuine Parts Co. ........................................       276,750
                                                                     -----------
                                                                       1,925,634
                                                                     -----------
        BANKS--3.2%
 29,260 Banc One Corp. ...........................................     1,104,565
 10,144 Bank America Corp. .......................................       656,824
  5,400 Bankers Trust New York Corp. .............................       359,100
 19,000 Citicorp..................................................     1,277,750
 10,900 J.P. Morgan & Co., Inc. ..................................       874,725
  7,200 Nations Bank Corp. .......................................       501,300
                                                                     -----------
                                                                       4,774,264
                                                                     -----------
        BUSINESS MACHINES--1.8%
  8,500 Apple Computer............................................       270,938
 28,400 Digital Equipment Corp.(c)................................     1,821,150
  5,900 International Business Machines Corp. ....................       541,325
                                                                     -----------
                                                                       2,633,413
                                                                     -----------
        BUSINESS SERVICES--1.5%
 28,500 Browing Ferris Industries, Inc. ..........................       840,750
 10,000 Dun & Bradstreet Corp. ...................................       647,500
  9,200 H & R Block, Inc. ........................................       372,600
 39,200 Rollins Environmental Services............................       112,700
  9,500 WMX Technologies..........................................       283,812
                                                                     -----------
                                                                       2,257,362
                                                                     -----------
        CHEMICALS--2.9%
 14,200 Allied-Signals, Inc. .....................................       674,500
  8,200 Dow Chemical Co. .........................................       577,075
 13,700 E.I. Du Pont de Nemours & Co. ............................       957,288
 11,200 Monsanto Co. .............................................     1,372,000
 15,600 PPG Industries, Inc. .....................................       713,700
                                                                     -----------
                                                                       4,294,563
                                                                     -----------

 SHARES                                                               VALUE (a)
        COMMUNICATION--5.8%
 15,000 Airtouch Communications...................................   $   437,875
 35,200 Ameritech Corp. ..........................................     2,076,800
 27,261 AT&T Co. .................................................     1,765,150
 12,200 Bell Atlantic Corp. ......................................       815,875
 16,200 Bellsouth Corp. ..........................................       704,700
 10,600 GTE Corp. ................................................       466,400
 14,600 NYNEX Corp. ..............................................       788,400
 15,500 Pacific Telesis Group.....................................       521,188
  7,200 SBC Comunications, Inc. ..................................       414,000
  9,700 U.S. West, Inc. ..........................................       346,775
  9,700 U.S. West, Inc. ..........................................       184,300
                                                                     -----------
                                                                       8,521,463
                                                                     -----------
        CONGLOMERATES--0.7%
  2,200 ITT Corp. New.............................................       116,600
 13,800 Minnesota Mining & Mfg. Co. ..............................       914,250
                                                                     -----------
                                                                       1,030,850
                                                                     -----------
        CONSTRUCTION--1.2%
 28,600 Home Depot................................................     1,369,225
 14,900 Masco Corp. ..............................................       467,487
                                                                     -----------
                                                                       1,836,712
                                                                     -----------
        CONSUMER DURABLES--0.0%
    800 Whirlpool Corp. ..........................................        42,600
                                                                     -----------
        DOMESTIC OIL--1.5%
  2,400 Amoco Corp. ..............................................       172,500
  2,700 Atlantic Richfield Co. ...................................       299,025
  3,600 Halliburton Co. ..........................................       182,250
 69,300 Oryx Energy Co. ..........................................       926,887
    934 Santa Fe Energy, Inc.(c)..................................         8,990
  3,601 Sun Company...............................................        98,577
    800 Tenneco, Inc. ............................................        39,700
 15,600 Unocal Corp. .............................................       454,350
                                                                     -----------
                                                                       2,182,279
                                                                     -----------
        DRUGS & MEDICINE--6.0%
  8,800 Abbott Laboratories.......................................       367,400
 11,000 American Home Products Corp. .............................     1,067,000
 37,100 Baxter International, Inc. ...............................     1,553,563
 15,200 Eli Lilly & Co. ..........................................       855,000
  5,200 Johnson & Johnson.........................................       445,250
 31,500 Merck & Co., Inc. ........................................     2,071,125
 19,200 Pfizer, Inc. .............................................     1,209,600
 18,705 Pharmacia & Upjohn, Inc. .................................       724,819
 10,800 Schering Plough Corp. ....................................       591,300
                                                                     -----------
                                                                       8,885,057
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)

 SHARES                                                               VALUE (a)
        ELECTRONICS--3.7%
 43,200 AMP, Inc. ................................................   $ 1,657,800
  9,400 Emerson Electric Co. .....................................       768,450
 22,400 Hewlett-Packard...........................................     1,876,000
  6,400 Motorola, Inc. ...........................................       364,800
 15,400 Raytheon Co. .............................................       727,650
                                                                     -----------
                                                                       5,394,700
                                                                     -----------
        ENERGY & UTILITIES--3.1%
 18,300 American Electric Power, Inc. ............................       741,150
 11,700 Consolidated Edison Co. ..................................       374,400
 45,700 Pacific Gas & Electric Co. ...............................     1,296,738
  7,700 Public Service Enterprise Group...........................       235,812
 40,200 SCE Corp. ................................................       713,550
 10,200 Southern Co. .............................................       251,175
  8,900 Texas Utilities Co. ......................................       366,013
 17,300 Unicom Corp. .............................................       566,575
                                                                     -----------
                                                                       4,545,413
                                                                     -----------
        ENERGY RAW MATERIALS--1.0%
 58,800 Occidental Petroleum Corp. ...............................     1,256,850
  3,200 Schlumberger Ltd. ........................................       221,600
                                                                     -----------
                                                                       1,478,450
                                                                     -----------
        ENTERTAINMENT--0.0%
  2,200 ITT Industry, Inc. .......................................        52,800
                                                                     -----------
        FINANCE--0.7%
 11,600 Federal Home Loan Mortgage Corp. .........................       968,600
                                                                     -----------
        FOOD & AGRICULTURE--4.6%
 19,900 Coca Cola Co. ............................................     1,477,575
  5,000 General Mills, Inc. ......................................       288,750
 41,850 H. J. Heinz Co. ..........................................     1,386,281
 24,600 Kellogg Co. ..............................................     1,900,350
  8,100 Pepsico, Inc. ............................................       452,587
 13,300 Ralston Purina Co. .......................................       829,587
 16,000 Sara Lee Corp. ...........................................       510,000
                                                                     -----------
                                                                       6,845,130
                                                                     -----------
        GOLD--0.2%
 18,434 Santa Fe Pac Gold Corp. ..................................       223,512
                                                                     -----------
        INSURANCE--2.3%
 11,500 Aetna Life & Casualty Co. ................................       796,375
 10,568 Allstate Corp. ...........................................       434,609
 14,400 American General Corp. ...................................       502,200
  6,468 American International Group, Inc. .......................       598,290
  2,700 CIGNA Corp. ..............................................       278,775
  4,300 General Reinsurance Corp. ................................       666,500
  2,200 ITT Hartford Group........................................       106,425
                                                                     -----------
                                                                       3,383,174
                                                                     -----------

 SHARES                                                               VALUE (a)
        INTERNATIONAL OIL--4.7%
 11,000 Chevron Corp. ............................................   $   577,500
  9,400 Cooper Industries, Inc. ..................................       345,450
 25,100 Exxon Corp. ..............................................     2,011,138
  7,800 Mobil Corp. ..............................................       873,600
  9,800 Royal Dutch Petroleum Co. ADR(d)..........................     1,383,025
 21,200 Texaco, Inc. .............................................     1,664,200
                                                                     -----------
                                                                       6,854,913
                                                                     -----------
        LIQUOR--0.4%
  3,300 Anheuser-Busch Companies, Inc. ...........................       220,687
 11,700 Seagram, Ltd. ............................................       405,113
                                                                     -----------
                                                                         625,800
                                                                     -----------
        MEDIA--2.3%
 21,000 Capital Cities/ABC, Inc. .................................     2,590,875
  3,000 Gannett Co., Inc. ........................................       184,125
 15,200 Tele Communications Inc., NE..............................       302,100
  3,800 Telecommunications Inc., NE...............................       102,125
  7,200 Time Warner, Inc. ........................................       272,700
                                                                     -----------
                                                                       3,451,925
                                                                     -----------
        MISCELLANEOUS FINANCE--1.3%
 25,000 American Express Co. .....................................     1,034,375
  4,449 Dean Witter Discover & Co. ...............................       209,103
  5,000 Lehman Brothers Holdings, Inc. ...........................       106,250
 16,900 Salomon, Inc. ............................................       599,950
                                                                     -----------
                                                                       1,949,678
                                                                     -----------
        NON-FERROUS METALS--0.7%
  8,075 Alcan Aluminum Ltd. ......................................       251,334
 14,000 Aluminum Co. of America...................................       740,250
    220 USX U.S. Steel Corp. .....................................         6,765
                                                                     -----------
                                                                         998,349
                                                                     -----------
        OFFICE EQUIPMENT--1.6%
 16,900 Xerox Corp. ..............................................     2,315,300
                                                                     -----------
        OPTICAL PHOTO, EQUIPMENT--0.2%
  3,600 Eastman Kodak Co. ........................................       241,200
                                                                     -----------
        PAPER & FOREST PRODUCTS--1.3%
 12,640 Burlington Northern Santa Fe..............................       985,920
  3,600 Georgia-Pacific Corp. ....................................       247,050
 11,800 International Paper Co. ..................................       446,925
  1,400 Kimberly Clark Corp. .....................................       115,850
  4,050 Weyerhaeuser Co. .........................................       175,162
                                                                     -----------
                                                                       1,970,907
                                                                     -----------
        PRODUCER OF GOODS--2.5%
  5,600 Caterpillar, Inc. ........................................       329,000
 24,000 Deere & Co. ..............................................       846,000
 34,400 General Electric Co. .....................................     2,476,800
  4,200 Westinghouse Electric Corp. ..............................        69,300
                                                                     -----------
                                                                       3,721,100
                                                                     -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

COMMON STOCKS--(CONTINUED)



   SHARES                                                             VALUE (a)
          RAILROADS & SHIPPING--0.4%
   4,500  Norfolk Southern Corp. .................................   $   357,187
   4,200  Union Pacific Corp. ....................................       277,200
                                                                     -----------
                                                                         634,387
                                                                     -----------
          RESTAURANTS--0.3%
   5,000  Darden Restaurants, Inc. ...............................        59,375
   9,200  McDonald's Corp. .......................................       415,150
                                                                     -----------
                                                                         474,525
                                                                     -----------
          RETAIL--2.7%
  19,000  Albertsons, Inc. .......................................       624,625
   8,000  Dayton Hudson Corp. ....................................       600,000
  15,600  J.C. Penney Company, Inc. ..............................       742,950
  38,900  K-Mart Corp.(c).........................................       282,025
   5,400  Limited, Inc. ..........................................        93,825
   7,800  May Department Stores Co. ..............................       329,550
  11,400  Sears Roebuck and Co. ..................................       444,600
  11,625  Toys R US(c)............................................       252,844
  29,200  Wal-Mart Stores, Inc. ..................................       653,350
                                                                     -----------
                                                                       4,023,769
                                                                     -----------
          SOAPS & COSMETICS--2.8%
   6,260  Bristol-Myers Squibb Co. ...............................       537,577
  18,400  Gillette Co. ...........................................       959,100
  10,300  Procter & Gamble Co. ...................................       854,900
  12,400  Unilever, N.V. .........................................     1,745,300
                                                                     -----------
                                                                       4,096,877
                                                                     -----------
          STEEL--0.9%
  64,700  USX Marathon Group......................................     1,261,650
                                                                     -----------
          TOBACCO--1.1%
   8,500  American Brands, Inc. ..................................       379,313
  13,600  Philip Morris Companies, Inc. ..........................     1,230,800
     140  Schweitzer Mauduit International, Inc. .................         3,238
                                                                     -----------
                                                                       1,613,351
                                                                     -----------
          TRAVEL & RECREATION--1.3%
  33,700  Walt Disney Productions.................................     1,988,300
                                                                     -----------
          Total Common Stock
           (Identified cost $67,482,155)..........................    99,174,071
                                                                     -----------


MEDIUM & LONG TERM BONDS & NOTES--31.6%

    FACE
   AMOUNT                                                            VALUE (a)
             CORPORATE BONDS--16.8%
 $ 2,000,000 Appalachian Power Co.
              8.750%, 2/01/22....................................   $ 2,065,000
   2,500,000 Banco de Comercio Exterior,
              8.625%, 6/02/00....................................     2,587,500
   1,000,000 Boston Edison Co.
              7.800%, 5/15/10....................................     1,083,510
   2,000,000 Cemex SA
              8.875%, 6/10/98....................................     1,928,750
   2,000,000 Lehman Brothers Holdings, Inc.
              8.500%, 5/01/07....................................     2,244,240
   1,730,000 Lehman Brothers Holdings, Inc.
              8.800%, 3/01/15....................................     2,005,485
   1,000,000 Maxus Energy Corp.
              9.375% 11/01/03....................................       980,000
   1,000,000 Paramount Communications, Inc.
              8.250%, 8/01/22....................................     1,033,130
   1,485,000 Public Service Electric & Gas Co.
              8.750%, 11/01/21...................................     1,592,455
   2,100,000 Salomon, Inc.
              6.700%, 12/01/98...................................     2,109,765
   3,000,000 Tele Communications, Inc.
              9.800%, 2/1/12.....................................     3,597,510
  10,000,000 Time Warner Inc., Zero Coupon,
              12/17/12...........................................     3,512,500
      30,000 Viacom, Inc.
              8.000%, 7/07/06....................................        30,525
                                                                    -----------
                                                                     24,770,370
                                                                    -----------
             FOREIGN--4.4%
   8,500,000 Government of Canada,
              8.000%, 06/01/23(e)................................     6,526,544
                                                                    -----------
             YANKEE--9.5%
   3,000,000 Hydro Quebec,
              9.400%, 2/01/21....................................     3,807,690
   2,000,000 Hydro Quebec,
              8.050%, 7/07/24....................................     2,283,520
   5,000,000 News America Holdings, Inc.
              9.250%, 2/01/13....................................     5,889,200
   1,500,000 Province of Manitoba,
              9.125%, 1/15/18....................................     1,943,310
                                                                    -----------
                                                                     13,923,720
                                                                    -----------
             U.S. GOVERNMENT BONDS--0.9%
     564,805 Government National Mortgage Association,10.000%,
              9/15/18............................................       624,833
     644,823 Government National Mortgage Association,11.500%
              with various maturities to 2013....................       736,674
                                                                    -----------
                                                                      1,361,507
                                                                    -----------
             Total Medium & Long Term Bonds & Notes
              (Identified Cost $43,505,501)......................    46,582,141
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

SHORT-TERM INVESTMENT--0.5%

  FACE
 AMOUNT                                                            VALUE (a)
 755,000 Household Finance Corp.
          5.650%, 1/02/96......................................   $    754,882
                                                                  ------------
         Short-Term Investments
          (Identified Cost $754,882)...........................        754,882
                                                                  ------------
         Total Investments--99.3%
          (Identified Cost $111,742,538)(b)....................    146,511,094
         Cash and Receivables..................................      1,297,345
         Liabilities...........................................       (272,703)
                                                                  ------------
         TOTAL NET ASSETS--100%................................   $147,535,736
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $111,742,538 for federal income tax purposes was as follows:
         Aggregate gross unrealized appreciation for all
          investments in which there is an excess of value over
          tax cost.............................................   $ 37,122,196
         Aggregate gross unrealized depreciation for all
          investments in which there is an excess of tax cost
          over value...........................................     (2,353,640)
                                                                  ------------
         Net unrealized appreciation...........................   $ 34,768,556
                                                                  ============

(c) Non-income producing security.
(d) An American Depository Receipt (ADR) is a certificate issued by a U.S. bank representing the right to receive securities of the foreign issuer described. The values of ADRs are significantly influenced by trading on exchanges not located in the United States or Canada.
(e) Denominated in Canadian dollars.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................           $146,511,094
 Cash....................................................                135,411
 Receivable for:
 Fund shares sold........................................                 51,543
 Dividends and interest..................................              1,109,230
 Foreign taxes...........................................                  1,161
                                                                    ------------
                                                                     147,808,439
LIABILITIES
 Payable for:
 Fund shares redeemed....................................  $117,533
 Withholding taxes.......................................       263
 Dividends declared......................................        14
 Accrued expenses:
 Management fees.........................................    62,259
 Deferred trustees' fees.................................    30,097
 Other expenses..........................................    62,537
                                                           --------
                                                                         272,703
                                                                    ------------
                                                                    $147,535,736
                                                                    ============
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................           $112,364,892
 Undistributed net investment income.....................                 45,930
 Accumulated net realized gains..........................                356,254
 Unrealized appreciation on investments and foreign
  currency...............................................             34,768,660
                                                                    ------------
NET ASSETS...............................................           $147,535,736
                                                                    ============
Computation of offering price:
Net asset value and redemption price per share
 ($147,535,736 divided by 902,267 shares of beneficial
 interest)...............................................           $     163.52
                                                                    ============
Identified cost of investments...........................           $111,742,538
                                                                    ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Dividends..........................................              $ 2,472,077(a)
 Interest...........................................                3,879,528
                                                                  -----------
                                                                    6,351,605
EXPENSES
 Management fees....................................  $   675,739
 Trustees' fees and expenses........................       34,040
 Custodian..........................................       63,948
 Audit and tax services.............................       15,400
 Legal..............................................       12,300
 Printing...........................................       58,064
 Registration.......................................            7
 Miscellaneous......................................        4,504
                                                      -----------
  Total expenses....................................      864,002
                                                                      864,002
                                                                  -----------
NET INVESTMENT INCOME...............................                5,487,603
REALIZED AND UNREALIZED GAIN ON INVESTMENTS, FUTURES
 CONTRACTS AND FOREIGN CURRENCY TRANSACTIONS
 Realized gain on:
 Investments--net...................................    2,204,391
 Futures contracts closed--net......................       84,750
 Foreign currency transactions--net.................      277,284
                                                      -----------
  Total realized gain on investments and foreign
   currency transactions............................    2,566,425
                                                      -----------
 Unrealized appreciation on:
 Investments--net...................................   28,568,142
 Foreign currency transactions--net                           105
                                                      -----------
  Total unrealized appreciation on investments and
   foreign currency transactions....................   28,568,247
                                                      -----------
Net gain on investment transactions.................               31,134,672
                                                                  -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS..........              $36,622,275
                                                                  ===========

(a) Net of foreign taxes of: $17,070

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MANAGED SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $  4,885,826  $  5,487,603
 Net realized gain (loss) on investments and for-
  eign currency transactions.......................    (1,227,890)    2,566,425
 Unrealized appreciation (depreciation) on invest-
  ments, and foreign currency transactions.........    (4,971,428)   28,568,247
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS.    (1,313,492)   36,622,275
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................    (4,847,688)   (5,487,603)
 In excess of net investment income................             0      (212,274)
 Net realized gain on investments..................             0      (764,206)
                                                     ------------  ------------
                                                       (4,847,688)   (6,464,083)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    38,433,190    22,221,525
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........     4,847,688     5,699,877
 Distributions from net realized gain..............             0       764,206
                                                     ------------  ------------
                                                       43,280,878    28,685,608
 Cost of shares redeemed...........................   (36,581,093)  (33,185,396)
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS DERIVED FROM
  CAPITAL SHARE TRANSACTIONS.......................     6,699,785    (4,499,788)
                                                     ------------  ------------
 TOTAL INCREASE IN NET ASSETS......................       538,605    25,658,404
NET ASSETS
 Beginning of the year.............................   121,338,727   121,877,332
                                                     ------------  ------------
 End of the year...................................  $121,877,332  $147,535,736
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $      6,388  $         85
                                                     ============  ============
 End of the year...................................  $         85  $     45,930
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       285,556       150,563
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        37,014        35,150
 Distributions from net realized gain..............             0         4,713
                                                     ------------  ------------
                                                          322,570       190,426
 Redeemed..........................................      (271,720)     (223,554)
                                                     ------------  ------------
 Net change........................................        50,850       (33,128)
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1991     1992      1993      1994      1995
                                -------  -------  --------  --------  --------
Net Asset Value, Beginning of
 Year.......................... $112.79  $127.87  $ 130.26  $ 137.18  $ 130.30
                                -------  -------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.........    6.41     5.14      4.35      5.42      6.34
 Net Realized and Unrealized
  Gain (Loss) on Investments...   16.23     3.45      9.58     (6.92)    34.33
                                -------  -------  --------  --------  --------
 Total From Investment Opera-
  tions........................   22.64     8.59     13.93     (1.50)    40.67
                                -------  -------  --------  --------  --------
Less Distributions
 Distributions From Net Invest-
  ment Income..................   (6.41)   (5.13)    (4.36)    (5.38)    (6.34)
 Distributions in Excess of Net
  Investment Income............    0.00     0.00      0.00      0.00     (0.23)
 Distributions From Net Real-
  ized Capital Gains...........   (1.15)   (1.07)    (2.65)     0.00     (0.88)
                                -------  -------  --------  --------  --------
 Total Distributions...........   (7.56)   (6.20)    (7.01)    (5.38)    (7.45)
                                -------  -------  --------  --------  --------
Net Asset Value, End of Year... $127.87  $130.26  $ 137.18  $ 130.30  $ 163.52
                                =======  =======  ========  ========  ========
TOTAL RETURN (%)...............   20.17     6.70     10.65     (1.11)    31.26
Ratio of Operating Expenses to
 Average Net Assets (%)........    0.55     0.54      0.53      0.54      0.64
Ratio of Net Investment Income
 to Average Net Assets (%).....    5.45     5.32      3.65      3.98      4.06
Portfolio Turnover Rate (%)....      36       36        22        76        51
Net Assets, End of Year (000).. $49,995  $77,575  $121,339  $121,877  $147,536

                See accompanying notes to financial statements.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES
PORTFOLIO MANAGERS: STEVEN GUTERMAN, PETER J. WILBY AND DAVID SCOTT; SALOMON BROTHERS ASSET MANAGEMENT INC

                                        MARKET REVIEW

 Photo Steven     Photo Peter J. Wilby   The U.S. fixed income markets staged
   Guterman an impressive rally during 1995, supported by signs of economic weakness and an overall shift in investor sentiment that the Federal Reserve Board's next move would be to ease short term rates. During the year, the Series allocated its assets among U.S. investment grade,
                                       International Government, U.S. high
                                       yield and emerging markets debt
                                       sectors. The heaviest weighting was
                                       given to the U.S. high yield sector,
                                       as improvement in credit fundamentals
                   and near record cash flows into mutual funds continued to provide strong support for this sector. The Series also maintained about a 22% allocation to the emerging debt market sector for most of the year. The emerging debt markets did trade off in the early part of the year due to the reaction to the Mexican peso devaluation. However, the market rebounded as the outlook for sovereign risk improved and better technical factors ensued. During the year, Poland was awarded an investment grade rating, marking a positive contribution to the Series. We continue to believe that this sector offers attractive long term total return opportunities.


  Photo David
     Scott

                     On the international government side, the Series
                   maintained an underweighting in
Japanese government bonds and an overweighting in German government bonds. The non- dollar positions continued to be hedged to minimize currency risk. We believe that prospects for growth for both Japan and Europe will be below trend over the next six months. In addition, we expect the Bundesbank to ease its discount rate in the next several months.

  Finally, the U.S. investment grade sector made a positive contribution to the Series as Treasuries rallied through out the year. Low inflation and declining interest rates contributed to the overall positive returns for the fixed income markets.

  On a net asset value basis, the Series posted a 19.38% total return for the one year period versus 18.47% for the Lehman Brothers Aggregate Index./3/

OUTLOOK AND STRATEGY

  During the fourth quarter, yield spreads widened in the high yield sector. We expect the market to snap back as credit fundamentals remain favorable and spreads continue to look attractive. Improving credit quality from favorable earnings and debt reduction as well as near-record flows into mutual funds may continue to provide strong support to the high yield market. The emerging markets sector continues to be viewed positively, as it appears problems in Latin America will eventually be resolved and that governments will continue to make significant progress in restoring investor confidence. The outlook for the investment grade sector remains positive as well. We continue to be sanguine about the prospects for a budget deal out of Washington, moderate economic growth and continued low inflation that will allow the Federal Reserve to lower short-term interest rates further. We anticipate bond yields to remain stable under an environment of gradual Federal Reserve easing of short-term rates and economic growth that will be positive but lackluster.

                                              FUND FACTS
                                              GOAL: a high level of total
                                              return consistent with the
                                              preservation of capital.
                                              START DATE: October 31, 1994
                                              SIZE: $9.5 million as of December
                                              31, 1995
                                              MANAGERS: Steven Guterman, Peter
                                              Wilby and David Scott have
                                              managed the Series since its
                                              inception in October of 1994. Mr.
                                              Guterman, Mr. Wilby and Mr. Scott
                                              also have managed the Salomon
                                              Brothers Investment Series--
                                              Strategic Bond Fund since March
                                              1995. They have also managed the
                                              North American Funds--Strategic
                                              Income Fund since March 1993. Mr.
                                              Wilby also manages the Salomon
                                              Brothers Investment Series--High
                                              Yield Bond Fund.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Salomon Brothers   Lipper Variable General
              Strategic Bond     Bond Fund Average
              Opportunities

1995             19.38%               17.92%

Since
Inception        14.99%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                             Salomon Brothers      Lehman
                                Strategic         Brothers
                                Bond Opp.         Aggregate
                                 Series          Bond Index(3)
                             ---------------     -------------
10/31/94                     $10,000             $10,000
    1994                     $ 9,860             $ 9,898
    1995                     $11,771             $11,835

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--80.4% OF TOTAL NET ASSETS

    FACE
   AMOUNT                                                            VALUE (a)
             CORPORATE BONDS--31.6%
 $   150,000 American Safety Razor Co. 9.875%, 8/01/05...........   $   153,000
     150,000 Bally's Park Place Funding 9.250%, 3/15/04..........       151,875
     100,000 Berry Plastics 12.250%, 4/15/04.....................       105,750
     150,000 Borg Warner Sec. Corp.
              9.125%, 5/01/03....................................       135,187
     150,000 Cole National Group, Inc. 11.250%, 10/01/01.........       150,750
     100,000 Crown Paper Co. 11.000%, 9/01/05....................        87,750
     100,000 Empress River Casino Financial Corp. 10.750%,
              4/01/02............................................       103,250
     150,000 Grand Casino, Inc.
              10.125%, 12/01/03..................................       156,750
     150,000 Harris Chemical of North America, Inc. Zero Coupon,
              7/15/01 (n)........................................       144,000
     100,000 Herff Jones, Inc. 11.000%, 8/15/05..................       107,250
     200,000 In Flight Phone Corp.
              zero coupon, 5/15/02(j) (n)........................        74,000
     150,000 Jordan Industries, Inc.
              10.375%, 8/01/03...................................       133,500
     150,000 Katz Corp. 12.750%, 11/15/02 .......................       158,063
     250,000 Marcus Cable Co.
              Zero Coupon, 12/15/05 (n)..........................       170,000
     150,000 Pathmark Stores, Inc. 9.625%, 5/01/03...............       145,313
     150,000 RBX Corp. 11.250%, 10/15/05.........................       148,125
     150,000 Renco Metals, Inc. 12.000%, 7/15/00.................       151,500
     150,000 Selmer, Inc. 11.000%, 5/15/05.......................       148,875
     150,000 Sinclair Broadcast Group, Inc. 10.000%, 9/30/05.....       153,750
     100,000 Specialty Retailers, Inc. 11.000%, 8/15/03..........        91,000
     150,000 Telex Communications, Inc. 12.000%, 7/15/04.........       154,875
     100,000 United States Leasing International 8.450%, 1/25/05.       114,291
      50,000 Waters Corp. 12.750%, 9/30/04.......................        56,625
                                                                    -----------
                                                                      2,995,479
                                                                    -----------
             FOREIGN CORPORATE BONDS--1.7%
     300,000 International Semi Tech. Zero Coupon, 8/15/03 (n)...       163,500
                                                                    -----------
             FOREIGN GOVERNMENT BONDS--29.6%
     400,000 Argentina (Republic of)
              6.5000%, 3/31/05...................................       285,000
   1,000,000 Belgium (Kingdom of) 6.500%, 3/31/05(c).............        33,530
     583,665 Brazil (Federal Republic of) C Bonds 4.000%,
              4/15/14............................................       334,878
     190,000 Brazil (Federal Republic of) 6.6875%, 1/01/01.......       169,290
     250,000 Brazil (Federal Republic of) 4.250%, 4/15/24........       132,813

    FACE
   AMOUNT                                                            VALUE (a)
 $   500,000 Bulgaria (National Republic of) 2.000%, 7/28/12.....   $   132,500
      14,000 Canada (Government of) 6.250%, 2/01/98(d)...........        10,304
      28,000 Canada (Government of) 9.000%, 12/01/04(d)..........        23,110
      30,000 Denmark (Kingdom of) 7.000%, 12/15/04(e)............         5,381
      60,000 Denmark (Kingdom of) 9.000%, 11/15/98(e)............        11,771
      50,000 Dutch (Government of) 6.250%, 7/15/98(f)............        32,639
      45,000 Dutch (Government of) 7.000%, 6/15/05(f)............        29,992
     500,000 Ecuador (Republic of) 3.000%, 2/28/25...............       181,563
     210,000 Germany (Federal Republic of) 6.000%, 2/20/98(g)....       152,540
     290,000 Germany (Federal Republic of) 8.375%, 5/21/01(g)....       231,413
     120,000 Germany (Federal Republic of) 7.375%, 1/03/05(g)....        91,416
  75,000,000 Italy (Republic of) 9.500%, 12/01/97(h).............        46,730
  30,000,000 Italy (Republic of) 9.500%, 1/01/05(h)..............        17,693
      50,000 Indah Kiat International Finance Co.
              12.500%, 6/15/06 ..................................        52,188
   9,000,000 Japan 4.200%, 9/21/15(i)............................        93,138
     250,000 Mexico Par Series B 6.250%, 12/31/19(j).............       163,750
     700,000 Poland (Republic of) 3.750%, 10/27/14...............       451,500
     430,000 Spain (Government of) 10.000%, 2/28/05(k)...........         3,595
   2,320,000 Spain (Government of) 11.450%, 8/30/98(k)...........        20,098
      65,000 UK Treasury 7.000%, 11/06/01(l).....................       101,073
                                                                    -----------
                                                                      2,807,905
                                                                    -----------
             U.S. GOVERNMENT BONDS--17.5%
     500,000 Federal Home Loan Bank 6.490%, 9/08/97..............       509,735
     375,000 Federal National Mortgage Association 7.520%,
              8/26/05............................................       381,900
     300,000 Federal National Mortgage Association 6.500%,
              1/01/99............................................       296,343
      90,000 United States Treasury Bond 6.125%, 5/31/97.........        91,139
     100,000 United States Treasury Bond 5.625%, 11/30/00........       100,996
     100,000 United States Treasury Bond 6.500%, 8/15/05.........       106,615
     150,000 United States Treasury Bond 6.875%, 8/15/25.........       169,171
                                                                    -----------
                                                                      1,655,899
                                                                    -----------
             Total Bonds & Notes
              (Identified Cost $7,433,037).......................     7,622,783
                                                                    -----------


                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

SHORT-TERM INVESTMENTS--19.7%

    FACE
   AMOUNT                                                           VALUE (a)
 $ 1,869,000 Repurchase agreement with State Street Bank & Trust
              Company dated 12/29/95 at 5.750% to be repurchased
              at $1,870,194 on 1/2/96 collateralized by
              $1,900,000. U.S. Treasury Note 5.125% due 4/30/98
              with a value of $1,911,039........................   $ 1,869,000
                                                                   -----------
             Total Short-Term Investment
              (Identified Cost $1,869,000)......................     1,869,000
                                                                   -----------
             Total Investments--100.1%
              (Identified Cost $9,302,037)(b)...................     9,491,783
             Cash and Receivables(m)............................     2,155,052
             Liabilities........................................    (2,162,711)
                                                                   -----------
             TOTAL NET ASSETS--100%.............................   $ 9,484,124
                                                                   ===========
(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $9,303,178 for federal income tax purposes was as follows:
             Aggregate gross unrealized appreciation for all
              investments in which there is an excess of value
              over tax cost.....................................   $   283,052
             Aggregate gross unrealized depreciation for all
              investments in which there is an excess of tax
              cost over value...................................       (94,447)
                                                                   -----------
             Net unrealized appreciation........................   $   188,605
                                                                   ===========

(c) Denominated in Belgium francs.
(d) Denominated in Canadian dollars.
(e) Denominated in Danish kroner.
(f) Denominated in Netherland guilden.
(g) Denominated in German marks.
(h) Denominated in Italian lire.
(i) Denominated in Japanese yen.
(j) Rights attached.
(k) Denominated in Spanish pesetas.
(l) Denominated in Great British pound sterling.
(m) Including deposits in foreign denominated currencies with a value of $21,814 and a cost of $21,724.
(n) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
Investments at value:
 Securities.............................................             $ 7,622,783
 Repurchase agreements..................................               1,869,000
                                                                     -----------
  Total investments.....................................               9,491,783
 Cash...................................................                     145
 Foreign cash at value..................................                  21,814
 Receivable for:
 Fund shares sold.......................................                 120,471
 Open forward currency contracts........................               1,800,807
 Accrued interest.......................................                 187,837
 Foreign taxes..........................................                     271
 Due from advisor.......................................                  16,000
 Unamortized organization expense.......................                   7,707
                                                                     -----------
                                                                      11,646,835
LIABILITIES
 Payable for:
 Securities purchased...................................  $  295,750
 Open forward currency contracts........................   1,837,293
 Fund shares redeemed...................................         450
 Withholding Taxes......................................         288
 Accrued expenses:
 Management fees........................................       2,288
 Other expenses.........................................      26,642
                                                          ----------
                                                                       2,162,711
                                                                     -----------
                                                                     $ 9,484,124
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in........................................             $ 9,260,335
 Undistributed net investment income....................                  50,354
 Accumulated net realized gains.........................                  19,941
 Unrealized appreciation on investments, forward
  contracts and foreign currency........................                 153,494
                                                                     -----------
NET ASSETS..............................................             $ 9,484,124
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($9,484,124 divided by 874,477 shares of beneficial
 interest)..............................................             $     10.85
                                                                     ===========
Identified cost of investments..........................             $ 9,302,037
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest................................................            $506,785(a)
                                                                     --------
                                                                      506,785
EXPENSES
 Management fees.........................................  $ 35,085
 Trustees' fees and expenses.............................    15,052
 Custodian...............................................    47,259
 Audit and tax services..................................    19,800
 Legal...................................................    10,821
 Printing................................................     1,550
 Registration............................................         7
 Insurance...............................................        49
 Amortization of organization expenses...................     2,345
 Miscellaneous...........................................     2,033
                                                           --------
  Total expenses.........................................   134,001
  Less expenses assumed by the investment adviser........   (88,120)   45,881
                                                           --------  --------
NET INVESTMENT INCOME....................................             460,904
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS,
 FORWARD CURRENCY CONTRACTS AND FOREIGN CURRENCY
 TRANSACTIONS
 Realized gain on:
 Investments--net........................................   238,818
 Foreign currency transactions--net......................     9,623
                                                           --------
  Total realized gain on investments and foreign currency
   transactions..........................................   248,441
                                                           --------
 Unrealized appreciation (depreciation) on:
 Investments--net........................................   222,618
 Foreign currency transactions--net......................   (14,528)
                                                           --------
  Total unrealized appreciation on investments, forwards
   contracts and foreign currency transactions...........   208,090
                                                           --------
Net gain on investment transactions......................             456,531
                                                                     --------
NET INCREASE IN NET ASSETS FROM OPERATIONS...............            $917,435
                                                                     ========

(a) Net of foreign taxes of: $889

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)  YEAR ENDED
                                                    THROUGH        DECEMBER 31,
                                               DECEMBER 31, 1994       1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................      $    40,922      $   460,904
 Net realized gain (loss) on investments and
  foreign currency transactions.............          (36,161)         248,441
 Unrealized appreciation (depreciation) on
  investments, and foreign currency transac-
  tions.....................................          (54,596)         208,090
                                                  -----------      -----------
 INCREASE (DECREASE) IN NET ASSETS FROM OP-
  ERATIONS..................................          (49,835)         917,435
                                                  -----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (40,922)        (435,233)
 In excess of investment income.............           (1,078)               0
 Net realized gain on investments...........                0         (170,001)
                                                  -----------      -----------
                                                      (42,000)        (605,234)
                                                  -----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        1,060,215        9,873,846
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           42,000          435,233
 Distributions from net realized gain.......                0          170,001
                                                  -----------      -----------
                                                    1,102,215       10,479,080
 Cost of shares redeemed....................       (1,060,215)      (4,757,322)
                                                  -----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................           42,000        5,721,758
                                                  -----------      -----------
 TOTAL INCREASE (DECREASE) IN NET ASSETS....          (49,835)       6,033,959
NET ASSETS
 Beginning of the year......................        3,500,000        3,450,165
                                                  -----------      -----------
 End of the year............................      $ 3,450,165      $ 9,484,124
                                                  ===========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................      $         0      $         0
                                                  ===========      ===========
 End of the year............................      $         0      $    50,354
                                                  ===========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          106,727          919,222
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            4,325           40,562
 Distributions from net realized gain.......                0           15,844
                                                  -----------      -----------
                                                      111,052          975,628
 Redeemed...................................         (106,727)        (455,476)
                                                  -----------      -----------
 Net change.................................            4,325          520,152
                                                  ===========      ===========

(a) Commencement of Operations

FINANCIAL HIGHLIGHTS

                                                 OCTOBER 31, 1994 *  YEAR ENDED
                                                      THROUGH       DECEMBER 31,
                                                 DECEMBER 31, 1994      1995
                                                 ------------------ ------------
Net Asset Value, Beginning of Year.............        $10.00          $ 9.74
                                                       ------          ------
INCOME FROM INVESTMENT OPERATIONS
 Net Investment Income.........................          0.12            0.58
 Net Realized and Unrealized Gain (Loss) on
  Investments..................................         (0.26)           1.30
                                                       ------          ------
 Total From Investment Operations..............         (0.14)           1.88
                                                       ------          ------
LESS DISTRIBUTIONS
 Distributions From Net Investment Income......         (0.12)          (0.55)
 Distributions From Net Realized Capital Gains.          0.00           (0.22)
                                                       ------          ------
 Total Distributions...........................         (0.12)          (0.77)
                                                       ------          ------
Net Asset Value, End of Year...................        $ 9.74          $10.85
                                                       ======          ======
TOTAL RETURN (%)...............................         (1.40)***       19.38
Ratio of Operating Expenses to Average Net
 Assets (%)....................................          0.85 **         0.84
Ratio of Net Investment Income to Average Net
 Assets (%)....................................          7.05 **         8.39
Portfolio Turnover Rate (%)....................           403             202
Net Assets, End of Year (000)..................        $3,450          $9,484
The ratios of expenses to average net assets
 without giving effect to the voluntary expense
 limitations described in Note 4 to the
 Financial Statements would have been (%)......          2.01 **         2.44

* Commencement of Operations
** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

BACK BAY ADVISORS BOND INCOME SERIES
PORTFOLIO MANAGER: CATHY BUNTING; BACK BAY ADVISORS, L.P.(R)

                        MARKET REVIEW

  Photo Cathy
    Bunting               The bond market staged a strong rally in 1995,
                        bouncing back from a disappointing 1994. Early in the year it was clear that investors were optimistic about the outlook for fixed-income securities. That optimism was justified, as the Federal Reserve Board reversed course and lowered rates in July and December.

                          Essentially, it was a year of slow but steady
                        economic growth and a low inflationary environment. Combined with the actions of the Federal Reserve, all conditions were right for an extremely robust bond market.

  Most fixed-income securities benefited. Corporate bonds fared particularly well, outperforming both U.S. government securities and mortgage-backed securities due in large part to rising corporate profits.

  With its emphasis on corporate issues, Back Bay Advisors Bond Income Series turned in a strong performance in 1995. For the year ending December 31, 1995, the Series had a total return of 21.20%. This compares favorably with a return of 15.31% for the Lehman Brothers Intermediate Government/Corporate Bond Index/6/, and 19.31% for the Lipper Variable A-Rated Corporate Bond Fund Average/7/ for the same period. We are pleased to report that your Series ranked 5 out of 26 funds in its Lipper category, for the one-year period ended December 31, 1995.

  Many sectors of the corporate bond market contributed to the Series' positive results. Several were star performers, especially the cable/media industry, where we committed a considerable percentage of the portfolio's assets. This sector profited from an improving corporate financial picture and an overall ratings upgrade that took place over the course of the year.

  Another strong portfolio performer was our investment in Canadian dollar-denominated bonds. These bonds benefited both from currency appreciation and the Canadian market's outperformance of the U.S. government market. The Series' U.S. dollar-denominated Canadian bonds also fared well due to the resolution of the Quebec secession issue in October.

  Approximately 10% of the Series' assets were invested in oil, gas and paper. Coastal Corp. and Oryx Energy offered especially good returns. Both have improved their balance sheets and are potential upgrade candidates in 1996.

  A significant portion of the portfolio was and continues to be invested in utilities, including telephone companies. As a sector, utilities held their own throughout 1995. Today they remain attractively priced, especially when compared to bank obligations, industrials and financials. As utilities go through a period of transition, selecting specific issues on a geographic basis will be critical to success.

  From a credit quality standpoint, we started the year by emphasizing BB and BBB grade bonds, which outperformed higher rated corporate securities. For the first half of 1995, we were well compensated for assuming the additional credit risk associated with these bonds. During the early summer, we grew more conservative and upgraded the portfolio's overall quality to the lower AA range.

  Duration also contributed to the Series' positive results. Duration measures the sensitivity of a bond or bond fund to interest rate moves, taking into account the amount and timing of interest payments as well as "maturity," or how much time remains before return of principal is due. The longer the duration, the more the holding will fluctuate in response to interest rate moves. Low inflation prompted us to be bullish and to push the average out to between 5.5 and 5.7 years--a year longer than the Lehman Aggregate Bond Index/3/. The portfolio was intentionally structured toward the long end of the yield curve, with emphasis on 10- to 30-year maturities. This positioning worked to our advantage, as prices of long-term securities moved up significantly.

OUTLOOK AND STRATEGY

  We still foresee a declining interest rate picture in 1996, with low inflation and slow growth. A recession in late 1996 or early 1997 is possible, but the chances seem remote. As a result, we are emphasizing credit quality and concentrating on sectors such as utilities, telephones, cable/media and oil and gas which are less likely to be adversely affected if a recession does occur.

  Corporate bonds closed out the year at historically tight spreads when compared to U.S. Treasuries securities. That means that investors were not picking up enough of a yield advantage in the corporate sector. This situation led us to upgrade our overall credit quality. As spread gaps narrow further, we will emphasize corporates in the A or AA category.

  We still see further declines in interest rates ahead, which makes us optimistic about the bond market in general. Accordingly, we intend to maintain a duration of about 5.7 years: one year longer than our peer group as measured by the Lehman Brothers Aggregate Bond Index/3/.

  In conclusion, we do not expect to see a repeat of 1995's bond market rally, but we do believe fixed-income investors will enjoy positive returns over the course of the next year. As is our custom, we will continue to actively manage the Series in pursuit of attractive income with reasonable risk to our shareholders.



                                              FUND FACTS
                                              GOAL: a high level of current
                                              income consistent with the
                                              protection of capital and
                                              moderate investment risk.
                                              START DATE: August 26, 1983
                                              SIZE: $162.7 Million as of
                                              December 31, 1995
                                              MANAGER: Catherine Bunting, since
                                              1989. Also portfolio manager of
                                              New England Bond Income Fund
                                              since 1989, she joined Back Bay
                                              Advisors in April 1987.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Back Bay         Lipper Variable
              Bond Income      A-Rated Corporate
                               Bond Fund Average

1 year           21.20%             19.31%

5 years          10.97%              9.62%

10 years         10.03%              9.23%


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                 Back Bay           Lehman
                               Bond Income       Intermediate       Cost of
                                  Series        Gov't/Corp.(6)     Living(1)
                             ----------------   --------------    -------------
12/31/85                       $10,000            $10,000          $10,000
    1986                       $11,580            $11,312          $10,110
    1987                       $11,742            $11,727          $10,558
    1988                       $12,728            $12,522          $11,025
    1989                       $14,294            $14,120          $11,537
    1990                       $15,452            $15,415          $12,242
    1991                       $18,233            $17,670          $12,617
    1992                       $19,728            $18,937          $12,983
    1993                       $22,216            $20,602          $13,340
    1994                       $21,470            $20,204          $13,697
    1995                       $26,021            $23,297          $14,055

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--92.7% OF TOTAL NET ASSETS

    FACE
   AMOUNT                                                            VALUE (a)
            CORPORATE BONDS AND NOTES--66.3%
            BROADCASTING--1.0%
 $1,500,000 Viacom Inc. 7.625%, 1/15/16..........................   $  1,517,655
                                                                    ------------
            CHEMICALS--3.5%
  4,850,000 Dow Chemical Co.
             8.550%, 10/15/09....................................      5,745,260
                                                                    ------------
            FINANCIAL--6.8%
  4,000,000 American General Financing, 8.450%, 10/15/09.........      4,734,680
  4,160,000 Associates Corp. of North America, 8.550%, 7/15/09...      4,995,203
  1,275,000 Toronto Dominion Bank Ontario, 7.875%, 8/15/04.......      1,394,391
                                                                    ------------
                                                                      11,124,274
                                                                    ------------
            FOREIGN--4.1%
  3,000,000 British Columbia Province Canada,
             7.750%, 06/16/03....................................      2,276,265
  2,000,000 Government of Canada, 9.000%, 12/1/04(c).............      1,650,751
  2,250,000 Government of Canada, 7.500%, 09/01/00(c)............      1,709,555
  1,300,000 Ontario Hydro, 8.875%, 10/25/05(c)...................      1,025,815
                                                                    ------------
                                                                       6,662,386
                                                                    ------------
            LEISURE--2.5%
  1,250,000 ITT Corp. 7.750%, 11/15/25...........................      1,281,250
  2,500,000 Time Warner Inc. 9.150%, 2/01/23.....................      2,865,350
                                                                    ------------
                                                                       4,146,600
                                                                    ------------
            OIL AND GAS--4.7%
  1,050,000 Coastal Corp. 10.000%, 2/01/01.......................      1,217,906
    800,000 Oryx Energy Co. 10.000%, 6/15/99.....................        870,288
  3,290,000 Oryx Energy Co. 10.000%, 4/01/01.....................      3,653,874
    500,000 Oryx Energy Co. 8.000%, 10/15/03.....................        511,200
  1,250,000 USX Marathon Group, 9.125%, 1/15/13..................      1,437,175
                                                                    ------------
                                                                       7,690,443
                                                                    ------------
            PUBLISHING--4.0%
  4,000,000 News America Holdings Inc. 9.500%, 7/15/24...........      4,952,680
  2,150,000 Western Publishing Group, Inc. 7.650%, 9/15/02.......      1,526,500
                                                                    ------------
                                                                       6,479,180
                                                                    ------------

    FACE
   AMOUNT                                                            VALUE (a)
            TELECOMMUNICATIONS--7.7%
 $3,250,000 AT&T Corp. 8.350%, 1/15/25...........................   $  3,706,723
  3,335,000 Tele-Communications Inc. 9.250%, 1/15/23.............      3,643,387
  4,500,000 US West Communication, 8.875%, 6/01/31...............      5,244,525
                                                                    ------------
                                                                      12,594,635
                                                                    ------------
            UTILITIES--(DIVERSIFIED)--10.2%
  1,250,000 Arizona Public Service Co. 10.250%, 5/15/20..........      1,448,950
  1,950,000 Long Island Lighting Co. 8.900%, 7/15/19.............      1,998,555
  1,250,000 New York State Electric & Gas Co. 9.875%, 2/01/20....      1,326,250
  4,250,000 New York State Electric & Gas Co. 8.875%, 11/01/21...      4,662,633
  7,000,000 Tennessee Valley Authority, 6.125%, 7/15/03..........      7,077,490
                                                                    ------------
                                                                      16,513,878
                                                                    ------------
            UTILITIES--(ELECTRIC)--8.9%
  1,500,000 Alabama Power Co.
             8.750%, 12/01/21....................................      1,599,975
  4,200,000 Arizona Public Service Co. 8.000%, 12/30/15..........      4,512,186
  3,244,000 Ohio Edison, 9.120%, 5/30/16.........................      3,331,750
    300,000 Texas Utilities Electric Co. 10.150%, 3/01/99........        335,748
  1,700,000 Texas Utilities Electric Co. 8.875%, 2/01/22.........      2,016,829
  2,400,000 Texas Utilities Electric Co. 8.500%, 8/01/24.........      2,711,784
                                                                    ------------
                                                                      14,508,272
                                                                    ------------
            UTILITIES--(GAS)--3.7%
  3,000,000 ANR Pipeline Co. 7.000% 6/01/25......................      3,179,880
  2,400,000 Southern California Gas Co. 8.750%, 10/01/21.........      2,813,520
                                                                    ------------
                                                                       5,993,400
                                                                    ------------
            YANKEE--9.2%
    900,000 British Columbia Hydro & Power, 12.500%, 9/01/13.....      1,082,088
  1,750,000 Canadian Pac. Limited,
             8.850%, 06/01/22(c).................................      2,031,488
  4,000,000 Hydro Quebec, 8.050%, 7/07/24........................      4,585,160
    600,000 Maxus Energy Corp. 10.190%, 5/09/96..................        603,000
  1,500,000 Maxus Energy Corp. 11.500%, 11/15/15.................      1,560,000

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--(CONTINUED)

    FACE
   AMOUNT                                                           VALUE (a)
            YANKEE--(CONTINUED)
 $1,125,000 Mexico (United Mexican State) 6.250%, 12/31/19(d)...   $    736,875
    450,000 Petroleos Mexicanos,
             7.988%, 4/07/97....................................        451,125
  3,100,000 Petroleos Mexicanos,
             8.625%, 12/01/23...................................      2,297,875
  1,500,000 Republic of Coumbia
             8.750%, 10/06/99(c)................................      1,586,625
                                                                   ------------
                                                                     14,934,236
                                                                   ------------
            Total Corporate Bonds and Notes (Identified Cost
             $101,828,372)......................................    107,910,219
                                                                   ------------
            U.S. GOVERNMENT AND AGENCIES--26.4%
     58,620 Federal Home Loan Bank, 9.000%, 5/01/01.............         61,222
     22,724 Federal Home Loan Bank, 9.000%, 9/01/01.............         23,732
  6,000,000 Federal National Mortgage Association, 7.850%,
             9/10/04............................................      6,369,780
  8,512,707 Government National Mortgage Association,
             7.000% with various maturities to 2025.............      8,621,754
  7,031,415 Government National Mortgage Association,
             7.500% with various maturities to 2025.............      7,237,998
  2,361,666 Government National Mortgage Association,
             8.5000% with various maturities to 2022............      2,481,237
    256,441 Government National Mortgage Association,
             9.000%, 10/15/16...................................        271,907
  2,500,000 Student Loan Marketing Association, 7.820%,
             10/14/99...........................................      2,541,050
  1,500,000 U.S. Treasury Notes,
             6.375%, 7/15/99....................................      1,551,810
  2,500,000 U.S. Treasury Notes, 8.500%, 11/15/00...............      2,831,125
  3,500,000 U.S. Treasury Notes,
             8.000%, 5/15/01....................................      3,920,665
  7,000,000 U.S. Treasury Notes,
             5.750%, 8/15/03....................................      7,094,150
                                                                   ------------
            Total U.S. Government and Agencies (Identified Cost
             $42,534,087).......................................     43,006,430
                                                                   ------------
            Total Bonds and Notes
             (Identified Cost $144,362,459).....................    150,916,649
                                                                   ------------


SHORT-TERM INVESTMENTS--5.5%

    FACE
   AMOUNT                                                          VALUE (a)
            COMMERCIAL PAPER--5.5%
 $2,930,000 American Express Credit Corp. 5.000%, 1/02/96......   $  2,929,593
  6,000,000 Household Finance Corp. 5.65%, 1/02/96.............      5,999,058
                                                                  ------------
                                                                     8,928,651
                                                                  ------------
            Total Short-Term Investments (Identified Cost
             $8,928,651).......................................      8,928,651
                                                                  ------------
            Total Investments--98.2%
             (Identified Cost $153,291,110)(b).................    159,845,300
            Cash and Receivables...............................      3,181,792
            Liabilities........................................       (315,142)
                                                                  ------------
            TOTAL NET ASSETS--100%.............................   $162,711,950
                                                                  ============
(a) See Note 1A.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $153,322,185 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all
             investments in which there is an excess of value
             over tax cost.....................................   $  7,425,469
            Aggregate gross unrealized depreciation for all
             investments in which there is an excess of tax
             cost over value...................................       (902,354)
                                                                  ------------
            Net unrealized appreciation........................   $  6,523,115
                                                                  ============
  As of December 1995, the Series had a net tax basis capital loss carryforward as follows:
            Expiring December 31, 2002.........................   $    362,321

(c) Denominated in Canadian dollars.
(d) Rights attached.

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value....................................          $159,845,300
 Cash....................................................                 7,615
 Receivable for:
 Fund shares sold........................................               168,756
 Accrued interest........................................             3,005,421
                                                                   ------------
                                                                    163,027,092
LIABILITIES
 Payable for:
 Fund shares redeemed....................................  155,010
 Withholding Taxes.......................................      157
 Accrued expenses:
 Management fees.........................................   54,164
 Deferred trustees' fees.................................   33,695
 Other expenses..........................................   72,116
                                                           -------
                                                                        315,142
                                                                   ------------
                                                                   $162,711,950
                                                                   ============
NET ASSETS
 Net Assets consist of:
 Capital paid in.........................................          $156,446,786
 Undistributed net investment income.....................                53,292
 Accumulated net realized losses.........................              (341,858)
 Unrealized appreciation on investments and foreign
  currency...............................................             6,553,730
                                                                   ------------
NET ASSETS...............................................          $162,711,950
                                                                   ============
Computation of offering price:
Net asset value and redemption price per share
 ($162,711,950 divided by 1,497,241 shares of beneficial
 interest)...............................................          $     108.67
                                                                   ============
Identified cost of investments...........................          $153,291,110
                                                                   ============


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest..............................................              $11,118,852
                                                                     -----------
                                                                      11,118,852
EXPENSES
 Management fees.......................................  $  572,279
 Trustees' fees and expenses...........................      32,681
 Custodian.............................................      77,692
 Audit and tax services................................      15,100
 Legal.................................................      10,175
 Printing..............................................      69,031
 Registration..........................................           7
 Miscellaneous.........................................       6,494
                                                         ----------
  Total expenses.......................................                  783,459
                                                                     -----------
NET INVESTMENT INCOME..................................               10,335,393
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, AND
 FOREIGN CURRENCY TRANSACTIONS
 Realized gain (loss) on:
 Investments--net......................................   1,968,574
 Foreign currency transactions--net                        (408,762)
                                                         ----------
  Total realized gain on
   investments and foreign currency transactions.......   1,559,812
                                                         ----------
 Unrealized appreciation on:
 Investments--net......................................  15,388,967
 Foreign currency transactions--net....................       3,212
                                                         ----------
  Total unrealized appreciation on investments and
   foreign currency transactions.......................  15,392,179
                                                         ----------
Net gain on investment transactions....................               16,951,991
                                                                     -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS.............              $27,287,384
                                                                     ===========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS BOND INCOME SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                      YEAR ENDED    YEAR ENDED
                                                     DECEMBER 31,  DECEMBER 31,
                                                         1994          1995
                                                     ------------  ------------
FROM OPERATIONS
 Net investment income.............................  $  8,708,335  $ 10,335,393
 Net realized gain (loss) on investments and for-
  eign currency transactions.......................    (2,245,611)    1,559,812
 Unrealized appreciation (depreciation) on invest-
  ments, and foreign currency transactions.........   (10,925,944)   15,392,179
                                                     ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS.    (4,463,220)   27,287,384
                                                     ------------  ------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income.............................    (8,697,370)   (9,888,438)
 In excess of net investment income................        (6,472)            0
                                                     ------------  ------------
                                                       (8,703,842)   (9,888,438)
                                                     ------------  ------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares......................    50,909,294    46,886,957
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income..........     8,703,842     9,888,437
                                                     ------------  ------------
                                                       59,613,136    56,775,394
 Cost of shares redeemed...........................   (51,454,492)  (37,696,007)
                                                     ------------  ------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL SHARE
  TRANSACTIONS.....................................     8,158,644    19,079,387
                                                     ------------  ------------
 TOTAL INCREASE (DECREASE) IN NET ASSETS...........    (5,008,418)   36,478,333
NET ASSETS
 Beginning of the year.............................   131,242,035   126,233,617
                                                     ------------  ------------
 End of the year...................................  $126,233,617  $162,711,950
                                                     ============  ============
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year.............................  $          0  $          0
                                                     ============  ============
 End of the year...................................  $          0  $     53,292
                                                     ============  ============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares....................       493,361       440,564
 Issued in connection with the reinvestment of:
 Distributions from net investment income..........        90,987        91,832
                                                     ------------  ------------
                                                          584,348       532,396
 Redeemed..........................................      (499,476)     (356,518)
                                                     ------------  ------------
 Net change........................................        84,872       175,878
                                                     ============  ============

FINANCIAL HIGHLIGHTS

                                         YEAR ENDED DECEMBER 31,
                                ----------------------------------------------
                                 1991     1992      1993      1994      1995
                                -------  -------  --------  --------  --------
Net Asset Value, Beginning of
 Year.......................... $ 97.61  $103.44  $ 103.47  $ 106.14  $  95.53
                                -------  -------  --------  --------  --------
Income From Investment Opera-
 tions
 Net Investment Income.........    8.53     7.96      5.70      7.05      7.34
 Net Realized and Unrealized
  Gain (Loss) on Investments...    8.90     0.51      7.38    (10.61)    12.85
                                -------  -------  --------  --------  --------
 Total From Investment Opera-
  tions........................   17.43     8.47     13.08     (3.56)    20.19
                                -------  -------  --------  --------  --------
Less Distributions
 Distributions From Net Invest-
  ment Income..................   (9.47)   (6.87)    (6.20)    (7.05)    (7.05)
 Distributions In Excess of Net
  Investment Income............    0.00     0.00     (0.05)     0.00      0.00
 Distributions From Net Real-
  ized Capital Gains...........   (2.13)   (1.57)    (4.16)     0.00      0.00
                                -------  -------  --------  --------  --------
 Total Distributions...........  (11.60)   (8.44)   (10.41)    (7.05)    (7.05)
                                -------  -------  --------  --------  --------
Net Asset Value, End of Year... $103.44  $103.47  $ 106.14  $  95.53  $ 108.67
                                =======  =======  ========  ========  ========
TOTAL RETURN (%)...............   17.96     8.18     12.61     (3.36)    21.20
Ratio of Operating Expenses to
 Average Net Assets (%)........    0.45     0.44      0.43      0.44      0.55
Ratio of Net Investment Income
 to Average Net Assets (%).....    8.27     7.70      6.47      6.75      7.22
Portfolio Turnover Rate (%)....     193       71       177        82        73
Net Assets, End of Year (000).. $49,369  $83,057  $131,242  $126,234  $162,712

As of January 1, 1993, the Bond Income Series discontinued the use of equalization accounting.

                See accompanying notes to financial statements.

SALOMON BROTHERS U.S. GOVERNMENT SERIES
PORTFOLIO MANAGERS: STEVEN GUTERMAN AND ROGER LAVAN; SALOMON BROTHERS ASSET MANAGEMENT INC

                                        MARKET REVIEW

  Photo Steven      Photo Roger Lavan
    Guterman                              The U.S. fixed income markets staged
                                        an impressive rally during 1995,
                                        supported by signs of economic weakness
                                        and an overall shift in investor
                                        sentiment that the Federal Reserve
                                        Board's next move would be to ease
                                        short term rates. As the year began, we
                                        lengthened the Series' average duration
                                        and concentrated investment in the
                                        intermediate portion of the yield curve
                                        to participate in the rally. We also
                                        reduced the exposure to mortgage
                                        securities to protect the Series from
prepayments resulting from increased refinancing activity. Moving into the second half of the year, we shifted to a neutral duration position as economic indicators revealed that a recession threat was subsiding. The Series decreased its holdings of collateralized mortgage obligations and government agency debentures as yield spreads on those securities (relative to U.S. Treasury obligations) tightened. Proceeds from the liquidations were invested into Treasuries and discount 15 year mortgage pass-through securities.

  On a net asset value basis, the Series posted a 15.02% return for the one year period. This compares favorably with the 14.43% return for the Lehman Brothers Intermediate Government Bond Index./5/

OUTLOOK AND STRATEGY

  We expect some steepening of the yield curve over the next several months and continue to favor a bullet structure for the Fund to take advantage of this. We continue to look for an economic environment characterized by slow growth and low inflation.

                                              FUND FACTS

                                              GOAL: a high level of current
                                              income consistent with the
                                              preservation of capital and
                                              maintenance of liquidity.

                                              START DATE: October 31, 1994

                                              SIZE: $7.5 million

                                              MANAGERS: Steven Guterman and
                                              Roger Lavan have managed the
                                              Series since its inception in
                                              1994. Mr. Guterman and Mr. Lavan
                                              have also managed the Salomon
                                              Brothers Investment Series--U.S.
                                              Government Income Fund since
                                              March 1995 and the North American
                                              Funds--U.S. Government Securities
                                              Fund since 1992. They both joined
                                              Salomon Brothers Asset Management
                                              Inc in 1990.


     A $10,000 Investment Compared to an Index

     Average Annual Total Return


              Salomon Brothers   Lipper Variable
              U.S. Govt.         US Mortgage and GNMA
                                 Fund Average

1995             15.02%               15.03%

Since
Inception        13.32%                 --


[A graph representing the following:]
      A $10,000 Investment Compared to an Index


                                                 Lehman
                                Salomon         Brothers
                                 Bros.         Intermediate
                                US Gov't       Government(5)
                             ---------------   -------------
10/31/94                     $10,000             $10,000
    1994                     $10,060             $10,047
    1995                     $11,571             $11,497

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

  This information represents past performance and is not indicative of future results. Investment return and principal value will fluctuate so that shares, upon redemption, may be worth more or less than original cost.

NEW ENGLAND ZENITH FUND
(SALOMON BROS. U.S. GOVERNMENT SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

BONDS & NOTES--92.0% OF TOTAL NET ASSETS

   FACE
  AMOUNT                                                              VALUE (a)
           FEDERAL AGENCY--60.9%
 $ 250,000 Federal Home Loan Banks
            6.49%, 9/08/97..........................................  $  254,867
   300,000 Federal Home Loan Banks
            5.94%, 6/13/00..........................................     304,188
   391,841 Federal Home Loan Mortgage
            6.00%, 10/01/10.........................................     388,291
   363,770 Federal Home Loan Mortgage
            6.00%, 2/15/13..........................................     362,977
 1,999,998 Federal National Mortgage Association
            6.50%, 12/01/10.........................................   2,012,498
   132,095 Federal National Mortgage Association
            11.50%, 02/01/20........................................     148,648
   450,000 Federal National Mortgage Association
            Pool TBA
            6.50%, 10/01/25.........................................     444,515
   350,000 Government National Mortgage Association TBA
            7.00%, 12/15/24.........................................     353,937
   300,000 Student Loan Marketing Association
            7.50%, 3/08/00..........................................     321,537
                                                                      ----------
                                                                       4,591,458
                                                                      ----------
           U.S. TREASURY--31.1%
   350,000 U.S. Treasury Bond
            8.875%, 8/15/17.........................................     468,857
   600,000 U.S. Treasury Notes
            7.75%, 1/31/00..........................................     652,350
   200,000 U.S. Treasury Notes
            6.75%, 4/30/00..........................................     210,590
 1,000,000 U.S. Treasury Notes
            5.75%, 10/31/00.........................................   1,015,470
                                                                      ----------
                                                                       2,347,267
                                                                      ----------
           Total Bonds & Notes
            (Identified Cost $6,744,361)............................   6,938,725
                                                                      ----------

SHORT-TERM INVESTMENTS--17.4%

    FACE
   AMOUNT                                                           VALUE (a)
 $1,314,000 Repurchase agreement with State Street Bank & Trust
             Company dated 12/29/95 at 5.75% to be repurchased at
             $1,314,840 on 1/2/96 collateralized by 1,335,000
             U.S. Treasury Note 5.125% due 4/30/98 with a value
             of $1,324,854.......................................   $1,314,000
                                                                    ----------
            Total Short-Term Investments
             (Identified Cost $1,314,000)........................    1,314,000
                                                                    ----------
            Total Investments--109.4%
             (Identified Cost $8,058,361)(b).....................    8,252,725
            Cash and Receivables.................................      110,456
            Liabilities..........................................     (821,145)
                                                                    ----------
            TOTAL NET ASSETS--100%...............................   $7,542,036
                                                                    ==========

(a) See Note 1a.
(b) Federal Tax Information:
  At December 31, 1995 the net unrealized appreciation on investments based on cost of $8,059,236 for federal income tax purposes was as follows:
            Aggregate gross unrealized appreciation for all in-
             vestments in which there is an excess of value over
             tax cost............................................   $  194,439
            Aggregate gross unrealized depreciation for all in-
             vestments in which there is an excess of tax cost
             over value..........................................         (950)
                                                                    ----------
            Net unrealized appreciation..........................   $  193,489
                                                                    ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS U.S. GOVERNMENT SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
Investments at value:
 Securities................................................           $6,938,725
 Repurchase Agreements.....................................            1,314,000
                                                                      ----------
  Total Investments........................................            8,252,725
 Cash......................................................                  343
 Receivable for:
 Fund shares sold..........................................               12,653
 Accrued interest..........................................               74,392
 Due from advisor..........................................               15,361
 Unamortized organization expense..........................                7,707
                                                                      ----------
                                                                       8,363,181
LIABILITIES
 Payable for:
 Securities purchased......................................  $795,977
 Fund shares redeemed......................................        54
 Accrued expenses:
 Management fees...........................................     1,365
 Other expenses............................................    23,749
                                                             --------
                                                                         821,145
                                                                      ----------
                                                                      $7,542,036
                                                                      ==========
NET ASSETS
 Net Assets consist of:
 Capital paid in...........................................           $7,332,248
 Undistributed net investment income.......................                  735
 Accumulated net realized gains............................               14,689
 Unrealized appreciation on
  investments..............................................              194,364
                                                                      ----------
NET ASSETS.................................................           $7,542,036
                                                                      ==========
Computation of offering price:
Net asset value and redemption price per share ($7,542,036
 divided by 683,462 shares of beneficial interest).........           $    11.04
                                                                      ==========
Identified cost of investments.............................           $8,058,361
                                                                      ==========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest...................................................            $240,412
                                                                        --------
                                                                         240,412
EXPENSES
 Management fees............................................  $ 20,446
 Trustees' fees and expenses................................    15,049
 Custodian..................................................    39,052
 Audit and tax services.....................................    19,700
 Legal......................................................    10,824
 Printing...................................................       843
 Registration...............................................         7
 Insurance..................................................        29
 Amortization of organization expenses......................     2,345
 Miscellaneous..............................................     2,351
                                                              --------
  Total expenses............................................   110,646
  Less expenses assumed by the investment adviser...........   (84,623)   26,023
                                                              --------  --------
NET INVESTMENT INCOME.......................................             214,389
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
 Realized gain on investments--net..........................              71,273
 Unrealized appreciation on investments--net................             195,460
                                                                        --------
Net gain on investment transactions.........................             266,733
                                                                        --------
NET INCREASE IN NET ASSETS FROM OPERATIONS..................            $481,122
                                                                        ========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(SALOMON BROTHERS U.S. GOVERNMENT SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                 FOR THE PERIOD
                                              OCTOBER 31, 1994 (a)
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
FROM OPERATIONS
 Net investment income......................       $   19,034      $   214,389
 Net realized gain (loss) on investments....           (6,247)          71,273
 Unrealized appreciation (depreciation) on
  investments...............................           (1,096)         195,460
                                                   ----------      -----------
 INCREASE IN NET ASSETS FROM OPERATIONS.....           11,691          481,122
                                                   ----------      -----------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income......................          (19,034)        (214,389)
 In excess of net investment income.........             (966)          (1,001)
 Net realized gain on investments...........                0          (50,946)
                                                   ----------      -----------
                                                      (20,000)        (266,336)
                                                   ----------      -----------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares...............        1,051,370        7,348,256
 Net asset value of shares issued in connec-
  tion with the reinvestment of:
 Distributions from net investment income...           20,000          215,390
 Distributions from net realized gain.......                0           50,946
                                                   ----------      -----------
                                                    1,071,370        7,614,592
 Cost of shares redeemed....................       (1,051,370)      (2,299,033)
                                                   ----------      -----------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS........................           20,000        5,315,559
                                                   ----------      -----------
 TOTAL INCREASE IN NET ASSETS...............           11,691        5,530,345
NET ASSETS
 Beginning of the year......................        2,000,000        2,011,691
                                                   ----------      -----------
 End of the year............................       $2,011,691      $ 7,542,036
                                                   ==========      ===========
UNDISTRIBUTED NET INVESTMENT INCOME
 Beginning of the year......................       $        0      $         0
                                                   ==========      ===========
 End of the year............................       $        0      $       735
                                                   ==========      ===========
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares.............          111,982          671,863
 Issued in connection with the reinvestment
  of:
 Distributions from net investment income...            2,008           19,652
 Distributions from net realized gain.......                0            4,648
                                                   ----------      -----------
                                                      113,990          696,163
 Redeemed...................................         (111,982)        (214,709)
                                                   ----------      -----------
 Net change.................................            2,008          481,454
                                                   ==========      ===========
(a) Commencement of Operations
FINANCIAL HIGHLIGHTS

                                               OCTOBER 31, 1994*
                                                    THROUGH         YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,
                                                      1994             1995
                                              -------------------- ------------
Net Asset Value, Beginning of Year..........       $    10.00      $      9.96
                                                   ----------      -----------
Income From Investment Operations
 Net Investment Income......................             0.10             0.33
 Net Realized and Unrealized Gain (Loss) on
  Investments...............................            (0.04)            1.16
                                                   ----------      -----------
 Total From Investment Operations...........             0.06             1.49
                                                   ----------      -----------
Less Distributions
 Distributions From Net Investment Income...            (0.10)           (0.33)
 Distributions From Net Realized Capital
  Gains.....................................             0.00            (0.08)
                                                   ----------      -----------
 Total Distributions........................            (0.10)           (0.41)
                                                   ----------      -----------
Net Asset Value, End of Year................       $     9.96      $     11.04
                                                   ==========      ===========
TOTAL RETURN (%)............................             0.60***         15.02
Ratio of Operating Expenses to Average Net
 Assets (%).................................             0.70**           0.70
Ratio of Net Investment Income to Average
 Net Assets (%).............................             5.70**           5.62
Portfolio Turnover Rate (%).................            1,409**            415
Net Assets, End of Year (000)...............       $    2,012      $     7,542
The ratios of expenses to average net assets
 without giving effect to the voluntary ex-
 pense limitations described in Note 4 to
 the Financial Statements would have been
 (%)........................................             2.54**           2.90

  * Commencement of operations.
 ** Computed on an annualized basis.
*** Not computed on an annualized basis.

                See accompanying notes to financial statements.

ZENITH BACK BAY ADVISORS MONEY MARKET SERIES
PORTFOLIO MANAGER: JOHN DONOVAN; BACK BAY ADVISORS, L.P.(R)

                    MARKET REVIEW

  Photo John
    Donovan          In 1995 money market yields stabilized, after sharply
                   rising throughout 1994 as short term rates headed upward. In 1994, the Federal Reserve Board hiked short term rates seven times in an effort to slow down the economy. But by mid 1995, economic growth had tapered off, easing inflationary pressures and leading the markets to anticipate possible interest rate cuts by the Fed. Long term rates, which are market driven, dipped dramatically throughout the first half of 1995, in anticipation of imminent Fed easing. Finally, in July and then again in December, the Fed moved to lower short term rates by one-quarter of a percentage point, signaling a reversal in its interest rate policy.

  During the year, money market yields, which tend to lag short-term rates, stabilized in a narrow range. Meanwhile, total assets in money market funds continued to increase as investors sought out the safety and liquidity which money market funds offer.

  The 1995 return of the Series reflects the overall drop in interest rates throughout the year. As of December 31, 1995, the yield for the Series was 5.64%. This yield compares favorably with the average money market deposit accounts (MMDAs), which were yielding 3.23% at year end. (Source: Wall Street Journal, 1/4/96).*

  Throughout the year we correctly anticipated a prolonged period of low inflation and declining interest rates. Consequently, we lengthened considerably the average maturities of the Series to allow us to lock in the higher yields for as long as possible. At year end, the average maturity of the Series was about 76 days compared to 26 days at the end of 1994.

OUTLOOK AND STRATEGY

  We believe that the combination of slow economic growth and benign inflation will continue over the next several months, and that most likely the Federal Reserve will engineer another interest rate cut early in 1996, to sustain the current rate of growth. The balanced budget agreement, if achieved, should lead to reduced growth in federal spending, helping to reduce inflationary pressures. With this outlook, we will continue to run the portfolio at a longer average maturity, to help sustain current income and minimize the impact of declining interest rates.

  No matter what the economic climate and portfolio maturity, we manage the Series conservatively at all times, following strict investment guidelines to seek high current income and stability.*

* Money Market Funds are not insured or guaranteed by the U.S. Government. There can be no assurance that the Series will maintain a stable net asset value of $100.00 per share. MMDAs are insured bank accounts. All performance information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than original cost.

  Performance numbers are net of all fund operating expenses but do not include any insurance, sales or administrative charges of the variable contracts; if included, the returns would be lower.

FUND FACTS

GOAL: the highest possible level of current income consistent with the preservation of capital.

START DATE: August 1, 1983

SIZE: $90.1 million as of December 31, 1995

MANAGER: John Donovan has served as portfolio manager since January 1995. Mr.
       Donovan joined Back Bay Advisors in 1992.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISERS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--98.7% OF TOTAL NET ASSETS

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            BANKERS ACCEPTANCE--1.1%
 $1,000,000 Bank of Montreal...................    5.500%  04/18/96 $   983,500
                                                                    -----------
            Total Bankers Acceptance
            ($983,500).........................                         983,500
                                                                    -----------
            CERTIFICATE OF DEPOSIT--11.1%
  1,000,000 Societe Generale New York..........    5.730%  01/16/96     999,966
  1,000,000 Societe Generale New York..........    5.670%  01/31/96     999,902
  1,000,000 Banque Nationale de Paris..........    5.780%  02/05/96   1,000,025
  1,000,000 Banque Nationale de Paris..........    5.840%  02/26/96   1,000,127
  1,000,000 Radobank Nederland.................    6.660%  02/27/96     999,701
  1,000,000 Royal Bank of Canada...............    5.735%  03/13/96   1,000,068
  1,000,000 Radobank Nederland.................    5.780%  04/05/96   1,000,058
  2,000,000 Union Bank of Switzerland..........    5.530%  06/17/96   2,000,068
  1,000,000 CIBC Yankee CD.....................    5.595%  10/23/96   1,000,000
                                                                    -----------
                                                                      9,999,915
                                                                    -----------
            Total Certificate of Deposit
            ($9,999,915).......................                       9,999,915
                                                                    -----------
            CERTIFICATE OF DEPOSIT-EURO
            DOLLAR--1.1%
  1,000,000 ABN Amro Euro......................    5.630%  05/14/96   1,000,063
                                                                    -----------
            Total Certificate of Deposit Euro-
            Dollar ($1,000,063)................                       1,000,063
                                                                    -----------
            COMMERCIAL PAPER--85.4%
            AUTOMOTIVE--8.6%
  1,000,000 General Motors Acceptance Corp.....    5.750%  01/03/96     999,681
  1,400,000 General Motors Acceptance Corp.....    5.750%  01/09/96   1,398,211
  1,300,000 Ford Motor Credit Corp.............    5.690%  01/12/96   1,297,740
  1,000,000 Ford Motor Credit Corp.............    6.050%  01/12/96     998,151
    500,000 General Motors Acceptance Corp.....    5.800%  01/22/96     498,308
  1,100,000 General Motors Acceptance Corp.....    5.790%  01/25/96   1,095,754
  1,445,000 Ford Motor Credit Corp. ...........    5.600%  03/06/96   1,430,389
                                                                    -----------
                                                                      7,718,234
                                                                    -----------
            BANKING--14.4%
  1,000,000 UBS Finance Delaware, Inc..........    5.850%  01/02/96     999,837
  1,000,000 Dredsner US Finance................    5.820%  01/04/96     999,515
    600,000 Commerzbank US Finance.............    5.950%  01/08/96     599,306
  1,500,000 Commerzbank US Finance.............    5.800%  01/11/96   1,497,583
  1,000,000 Commerzbank US Finance.............    5.700%  01/12/96     998,258
  1,045,000 Toronto Dominion Holdings..........    5.690%  01/23/96   1,041,366
  1,000,000 Morgan Stanley Securities..........    5.700%  02/12/96     993,350
  1,000,000 Norwest Corp.......................    5.670%  02/23/96     991,652
  1,000,000 J.P Morgan Securities..............    5.580%  03/05/96     990,080
    900,000 Commerzbank US Finance.............    5.570%  03/15/96     889,695
  1,000,000 ABN Amro North.....................    5.550%  04/29/96     981,654
  1,000,000 Dredsner US Finance................    5.440%  05/16/96     979,449
  1,000,000 Morgan Guaranty Trust..............    6.050%  08/21/96   1,000,000
                                                                    -----------
                                                                     12,961,745
                                                                    -----------
            DRUGS--2.2%
  1,000,000 American Home Products Corp........    5.720%  02/02/96     994,916
  1,000,000 American Home Products Corp........    5.720%  02/08/96     993,962
                                                                    -----------
                                                                      1,988,878
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--(CONTINUED)

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            FINANCE--26.5%
 $1,000,000 Transamerica Finance Group.........    5.700%  01/05/96 $   999,367
    500,000 Transamerica Finance Group.........    5.640%  01/12/96     499,138
  1,000,000 General Electric Capital Corp......    5.600%  01/16/96     997,667
  1,000,000 Household Finance..................    5.720%  01/19/96     997,140
    900,000 Avco Financial Services............    5.700%  01/22/96     897,007
  1,230,000 Beneficial Corp....................    5.620%  01/23/96   1,225,776
  1,180,000 Avco Financial Services............    5.730%  01/25/96   1,175,492
  1,000,000 CIT Group Holdings.................    5.700%  01/30/96     995,408
  1,415,000 Beneficial Corp....................    5.620%  02/01/96   1,408,152
  1,500,000 Transamerica Finance Group.........    5.570%  02/15/96   1,489,556
            Associates Corporation North
  1,250,000 America............................    5.650%  02/16/96   1,240,976
  1,000,000 Avco Financial Services............    5.670%  02/20/96     992,125
            Associates Corporation North
  1,000,000 America............................    5.690%  02/28/96     990,833
  1,000,000 General Electric Capital Corp......    5.560%  03/08/96     989,652
  1,000,000 American Express...................    5.640%  03/13/96     988,720
  1,100,000 Beneficial Corporation.............    5.550%  03/18/96   1,086,942
  1,615,000 International Lease Finance........    5.550%  03/29/96   1,593,090
    700,000 American Express...................    5.550%  04/03/96     689,964
    975,000 Transamerica Finance Group.........    5.530%  04/04/96     960,922
  1,110,000 CIT Group Holdings.................    5.560%  04/12/96   1,092,514
    400,000 American Express...................    5.550%  04/26/96     392,847
  1,000,000 American Express...................    5.590%  05/06/96     980,435
  1,100,000 General Electric Capital Corp......    5.550%  06/28/96   1,069,645
    150,000 American Express...................    5.360%  07/02/96     145,913
                                                                    -----------
                                                                     23,899,281
                                                                    -----------
            FOOD & TOBACCO--3.3%
    500,000 Philip Morris Companies, Inc.......    5.850%  01/03/96     499,837
  1,000,000 Pepsico, Inc.......................    5.280%  09/03/96     963,920
    500,000 Coca Cola Co. .....................    6.050%  01/11/96     499,160
  1,000,000 Coca Cola Co. .....................    6.100%  01/11/96     998,306
                                                                    -----------
                                                                      2,961,223
                                                                    -----------
            FORESTRY--0.5%
    490,000 Weyerhaeuser NTG...................    5.800%  01/08/96     489,447
                                                                    -----------
            INSURANCE--4.1%
    500,000 Prudential Funding Corp............    5.920%  01/02/96     499,918
    780,000 Prudential Funding Corp. ..........    5.750%  01/04/96     779,626
  1,225,000 Prudential Funding Corp............    5.780%  01/08/96   1,223,623
  1,160,000 Prudential Funding Corp. ..........    5.790%  01/18/96   1,156,828
                                                                    -----------
                                                                      3,659,995
                                                                    -----------
            MANAGEMENT SERVICE--1.1%
  1,000,000 PHH Corp...........................    5.740%  01/19/96     997,130
                                                                    -----------
            MULTI-SERVICE--1.1%
  1,000,000 Hanson Finance.....................    5.640%  02/23/96     991,697
                                                                    -----------

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

INVESTMENTS AS OF DECEMBER 31, 1995

INVESTMENTS--(CONTINUED)

    FACE                                          INTEREST MATURITY
   VALUE    DESCRIPTION                             RATE     DATE    VALUE (a)
            POLLUTION CONTROL--3.7%
 $1,100,000 WMX Technologies, Inc. ............    5.700%  02/27/96 $ 1,090,072
  1,000,000 WMX Technologies, Inc. ............    5.500%  06/04/96     976,319
  1,270,000 WMX Technologies, Inc. ............    5.340%  08/16/96   1,227,049
                                                                    -----------
                                                                      3,293,440
                                                                    -----------
            RETAIL--4.3%
    370,000 Sears Roebuck Acceptance Corp. ....    5.780%  01/17/96     369,050
    760,000 Sears Roebuck Acceptance Corp. ....    5.680%  01/18/96     757,962
  1,000,000 Sears Roebuck Acceptance Corp. ....    5.770%  01/24/96     996,314
  1,785,000 Sears Roebuck Acceptance Corp. ....    5.810%  01/29/96   1,776,934
                                                                    -----------
                                                                      3,900,260
                                                                    -----------
            SECURITIES--11.8%
  1,180,000 Smith Barney, Inc..................    5.800%  01/09/96   1,178,479
  1,385,000 Merrill Lynch, Inc.................    5.720%  01/10/96   1,383,019
  1,030,000 Merrill Lynch, Inc.................    5.720%  01/17/96   1,027,382
    520,000 Smith Barney, Inc..................    5.750%  01/24/96     518,090
  1,000,000 Smith Barney, Inc..................    5.720%  01/26/96     996,028
    600,000 Merrill Lynch, Inc.................    5.710%  02/09/96     596,288
  1,000,000 Merrill Lynch, Inc.................    5.600%  02/23/96     991,756
  1,200,000 Goldman Sachs Group................    5.550%  03/22/96   1,185,015
  2,000,000 Goldman Sachs Group................    5.600%  04/09/96   1,969,200
    800,000 Goldman Sachs Group................    5.500%  05/07/96     784,478
                                                                    -----------
                                                                     10,629,735
                                                                    -----------
            UTILITY--3.8%
  3,000,000 Michigan Consolidated Gas..........    5.680%  02/06/96   2,982,960
    485,000 Michigan Consolidated Gas..........    5.650%  02/07/96     482,184
                                                                    -----------
                                                                      3,465,144
                                                                    -----------
            Total Commercial Paper
             (Cost $76,956,209)................                      76,956,209
                                                                    -----------
            Total Investments--98.7%
             (Cost $88,939,687)(b).............                      88,939,687
            Cash and Receivables...............                       1,999,602
            Liabilities........................                        (791,130)
                                                                    -----------
            TOTAL NET ASSETS--100%.............                     $90,148,159
                                                                    ===========

(a) See Note 1A.
(b) The aggregate cost for federal income tax purposes was $88,939,687

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

STATEMENT OF ASSETS & LIABILITIES
DECEMBER 31, 1995

ASSETS
 Investments at value.....................................           $88,939,687
 Cash.....................................................                 5,185
 Receivable for:
 Fund shares sold.........................................             1,786,132
 Accrued interest.........................................               208,285
                                                                     -----------
                                                                      90,939,289
LIABILITIES
 Payable for:
 Fund shares redeemed.....................................  $285,178
 Dividends declared.......................................   384,224
 Accrued expenses:
 Management fees..........................................    56,834
 Deferred trustees' fees..................................    28,188
 Other expenses...........................................    36,706
                                                            --------
                                                                         791,130
                                                                     -----------
                                                                     $90,148,159
                                                                     ===========
NET ASSETS
 Net Assets consist of:
 Capital paid in..........................................           $90,148,159
                                                                     -----------
NET ASSETS................................................           $90,148,159
                                                                     ===========
Computation of offering price:
Net asset value and redemption price per share
 ($90,148,159 divided by 901,482 shares of beneficial
 interest)................................................           $    100.00
                                                                     ===========
Cost of investments.......................................           $88,939,687
                                                                     ===========


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1995

INVESTMENT INCOME
 Interest.................................................            $4,800,248
                                                                      ----------
                                                                       4,800,248
EXPENSES
 Management fees..........................................  $278,007
 Trustees' fees and expenses..............................    25,255
 Custodian................................................    49,932
 Audit and tax services...................................    10,400
 Legal....................................................     7,727
 Printing.................................................    27,004
 Registration.............................................         7
 Miscellaneous............................................     7,353
                                                            --------
 Total expenses...........................................   405,685
 Less expenses assumed by the
  investment adviser......................................    (8,532)    397,153
                                                            --------  ----------
NET INVESTMENT INCOME.....................................             4,403,095
                                                                      ----------
NET INCREASE IN NET ASSETS FROM OPERATIONS................            $4,403,095
                                                                      ==========

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND
(BACK BAY ADVISORS MONEY MARKET SERIES)

STATEMENT OF CHANGES IN NET ASSETS

                                                    YEAR ENDED     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1995
                                                   -------------  -------------
FROM OPERATIONS
 Net investment income...........................  $   2,614,216  $   4,403,095
                                                   -------------  -------------
 Increase in net assets from operations..........      2,614,216      4,403,095
                                                   -------------  -------------
FROM DISTRIBUTIONS TO SHAREHOLDERS
 Net investment income...........................     (2,614,206)    (4,403,095)
                                                   -------------  -------------
                                                      (2,614,206)    (4,403,095)
                                                   -------------  -------------
FROM CAPITAL SHARES TRANSACTIONS
 Proceeds from sale of shares....................    149,478,320    141,012,985
 Net asset value of shares issued in connection
  with the reinvestment of:
 Distributions from net investment income........      2,445,979      4,331,085
                                                   -------------  -------------
                                                     151,924,299    145,344,070
 Cost of shares redeemed.........................   (137,007,701)  (129,156,304)
                                                   -------------  -------------
 INCREASE IN NET ASSETS DERIVED FROM CAPITAL
  SHARE TRANSACTIONS.............................     14,916,598     16,187,766
                                                   -------------  -------------
 TOTAL INCREASE IN NET ASSETS....................     14,916,598     16,187,766
NET ASSETS
 Beginning of the year...........................     59,043,795     73,960,393
                                                   -------------  -------------
 End of the year.................................  $  73,960,393  $  90,148,159
                                                   =============  =============
NUMBER OF SHARES OF THE FUND:
 Issued from the sale of shares..................      1,494,783      1,410,130
 Issued in connection with the reinvestment of:
 Distributions from net investment income........         24,460         43,311
                                                   -------------  -------------
                                                       1,519,243      1,453,441
 Redeemed........................................     (1,370,077)    (1,291,563)
                                                   -------------  -------------
 Net change......................................        149,166        161,878
                                                   =============  =============

FINANCIAL HIGHLIGHTS


                                            YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                     1991     1992     1993     1994     1995
                                    -------  -------  -------  -------  -------
Net asset value at beginning of
 year.............................  $100.00  $100.00  $100.00  $100.00  $100.00
                                    -------  -------  -------  -------  -------
Income From Investment Operations
 Net investment income............     6.03     3.73     2.93     3.89     5.50
                                    -------  -------  -------  -------  -------
 Total from Investment Operations.     6.03     3.73     2.93     3.89     5.50
 Distributions from net investment
  income..........................    (6.03)   (3.73)   (2.93)   (3.89)   (5.50)
                                    -------  -------  -------  -------  -------
 Total Distribution...............    (6.03)   (3.73)   (2.93)   (3.89)   (5.50)
                                    -------  -------  -------  -------  -------
Net asset value at end of year....  $100.00  $100.00  $100.00  $100.00  $100.00
                                    =======  =======  =======  =======  =======
TOTAL RETURN (%)..................     6.20     3.79     2.97     4.01     5.64
Ratio of operating expenses to av-
 erage net assets (%).............     0.38     0.38     0.38     0.40     0.50
Ratio of net investment income to
 average net assets (%)...........     6.01     3.71     2.93     3.89     5.50
Net Assets, End of Year (000).....  $58,614  $61,607  $59,044  $73,960  $90,148
The ratios of expenses to average
 net assets without giving effect
 to the voluntary expense
 limitations described in Note 4
 to the Financial Statements would
 have been (%)....................      --       --       --       --      0.51

                See accompanying notes to financial statements.

NEW ENGLAND ZENITH FUND

NOTES TO FINANCIAL STATEMENTS--DECEMBER 31, 1995
1. New England Zenith Fund (the "Fund") is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated December 16, 1986. The Fund succeeded to the operations of The New England Zenith Fund, Inc. on February 27, 1987. The Fund is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

Shares in the Fund are not offered directly to the general public and, currently, are available only to separate accounts established by New England Variable Life Insurance Company ("NEVLICO"), New England Mutual Life Insurance Company ("The New England") or its subsidiaries as an investment vehicle for variable life insurance or variable annuity products, although not all Series may be available to all separate accounts. In the future, however, such shares may be offered to separate accounts of insurance companies unaffiliated with NEVLICO or The New England.

The Fund's Agreement and Declaration of Trust permits the issuance of an unlimited number of shares of beneficial interest, no par value, in separate Series, with shares of each Series representing interests in a separate portfolio of assets. Each Series is separately managed and has its own investment objective and policies. The Fund (or its predecessor) began offering shares of the Series on the dates set forth below:

Bond Income............. August 26, 1983
Capital Growth.......... August 26, 1983
Money Market............ August 26, 1983
Stock Index............. March 30, 1987
Managed................. May 1, 1987
Avanti Growth........... April 30, 1993
Value Growth............ April 30, 1993

Small Cap................  May 1, 1994
Balanced Series..........  October 31, 1994
International Equity Se-
 ries....................  October 31, 1994
U.S. Government Series...  October 31, 1994
Strategic Bond Opportuni-
 ties Series.............  October 31, 1994
Venture Value Series.....  October 31, 1994
Equity Growth Series.....  October 31, 1994

The following is a summary of significant accounting policies followed by the Fund in the preparation of the Financial Statements of the Series. The policies are in conformity with generally accepted accounting principles for investment companies. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A. SECURITY VALUATION

  MONEY MARKET SERIES--The Money Market Series employs the amortized cost method of security valuation which, in the opinion of the Board of Trustees, represents the fair market value of the particular security. The Board monitors the deviations between the Series' net asset value per share, as determined by using available market quotations, and its amortized cost price per share. If the deviation exceeds 1/2 of 1%, the board will consider what action, if any, should be initiated to provide fair valuation of the Series.

  BOND INCOME, MANAGED, BALANCED, U.S. GOVERNMENT AND STRATEGIC BOND OPPORTUNITIES SERIES--Debt securities (other than short-term obligations) are valued on the basis of valuations furnished by a pricing service, authorized by the Board of Trustees, which service determines valuations for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term notes are stated at amortized cost which approximates market value.

  CAPITAL GROWTH, MANAGED, STOCK INDEX, AVANTI GROWTH, VALUE GROWTH, SMALL CAP, BALANCED, INTERNATIONAL EQUITY, VENTURE VALUE AND EQUITY GROWTH SERIES--Equity securities are valued on the basis of market valuations furnished by a pricing service, authorized by the Board of Trustees. The pricing service provides the last reported sale price for securities listed on a national securities exchange or on the NASDAQ National Market System, or if there is no reported sale during the day, and in the case of over-the-counter securities not so listed, the last bid price. Securities for which current market quotations are not readily available are taken at fair value as determined in good faith by the Board of

NEW ENGLAND ZENITH FUND

  Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Board. Short-term notes are stated at amortized cost which approximates market value.

B. FOREIGN CURRENCY TRANSLATION--The books and records of the funds are maintained in U.S. dollars. The value of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the period. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions.

  Since the values of investment securities are presented at the foreign exchange rates prevailing at the end of the period, it is not practical to isolate that portion of the results of operations arising from changes in exchange rates from fluctuations arising from changes in market prices of the investment securities.

  Net realized and unrealized gains and losses on foreign currency transactions represent foreign exchange gains from the sale of short-term securities and holdings of foreign currencies, foreign currency gains and losses between trade dates and settlement dates on investment securities transactions, and the difference between the amounts of daily interest accruals on the books of the fund and the amounts actually received resulting from changes in exchange rates on the payable date.

  FORWARD FOREIGN CURRENCY CONTRACTS. The Fund may use foreign currency contracts to facilitate transactions in foreign securities and to manage the Fund's currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell are used to hedge the Fund's investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. These contracts involve market risk in excess of the unrealized gain or loss reflected in the Fund's Statement of Assets and Liabilities. The U.S. dollar value of the currencies the Fund has committed to buy or sell is shown in the schedule of investments under the caption "Forward Foreign Currency Contracts." This amount represents the aggregate exposure to each currency the Fund has acquired or hedged through currency contracts at period end. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts terms. The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service.

C. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME--Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In determining gain or loss on securities sold, the cost of securities has been determined on the identified cost basis.

D. FUTURES CONTRACTS--The Value Growth, Stock Index, Managed, Balanced, International Equity, U.S. Government, Strategic Bond Opportunities and Venture Value Series may enter into futures contracts on the S&P 500 Index or on interest-bearing securities or indices thereof, or on indices of stock prices to hedge against changes in the values of securities the Series owns or expects to purchase. Upon entering into a futures contract, the Series is required to deposit with a broker an amount ("initial margin") equal to a certain percentage of the purchase price indicated in the futures contract. Subsequent payments ("variation margin") are made or received by the Series each day, dependent on the daily fluctuations in the value of the underlying security, and are recorded for financial reporting purposes as unrealized gains or losses by the Series. When entering into a closing transaction, the Series will realize, for book purposes, a gain or loss equal to the difference between the value of the futures contract to sell and the futures contract to buy. Futures contracts are valued at the most recent settlement price, unless such price does not reflect the fair market value of the contract, in which case the position will be valued by or under the direction of the Trustees. Certain risks may arise upon entering into futures contracts from the contingency of imperfect market conditions. The potential risk to the fund is that the change in value of futures contracts primarily corresponds with the value of underlying instruments which may not correspond to the change in the value of the hedged instruments. In addition, there is a risk that the fund may not be able to close out its futures positions due to an illiquid secondary market.

E. REPURCHASE AGREEMENTS--The Series, through their custodian, receive delivery of the underlying securities collateralizing repurchase agreements. It is the Series' policy that the market value of the collateral be at least equal to 100% of the repurchase price. The adviser is responsible for determining that the value of the collateral is at all times at least equal to the repurchase price. In connection with transactions in repurchase agreements, if the seller defaults and the value of the collateral declines or if the seller enters an insolvency proceeding, realization of the collateral by the Series may be delayed or limited.

NEW ENGLAND ZENITH FUND

F. SHORT SALES AGAINST THE BOX--The Equity Growth Series may hedge the investments against changes in value by engaging in short sales against the box. In a short sale against the box, the fund sells a borrowed security, while at the same time either owning an identical security or having the right to obtain such a security. By selling short against the box the equity underlying one of its convertible holdings, the fund would seek to offset the effect that a decline in the underlying equity might have on the value of the convertible security. While the short sale is outstanding, the fund will not dispose of the security hedged by the short sale. The fund is required to establish a margin account with the broker lending the security sold short. While the short sale is outstanding, the broker retains the proceeds of the short sale and the fund instructs the custodian to maintain in a separate account securities having a value at least equal to the amount of the securities sold short. The Fund had no such transaction during the year ended.

G. FEDERAL TAXES--Each Series, which is a separate taxable entity, intends to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income and any net realized capital gains at least annually. Accordingly, no provision for federal income tax has been made.

H. DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS--Money Market Series dividends are declared daily to shareholders of record at the time and are paid monthly. Dividends and distributions are recorded by all other Series on the ex-dividend date. Net realized gains from security transactions are distributed at least annually to shareholders. The timing and characterization of certain income and capital gains distributions are determined in accordance with federal tax regulations which may differ from generally accepted accounting principles. Permanent book and tax basis differences relating to shareholder distributions will result in reclassification to paid in capital. These differences primarily relate to tax equalization, investments in mortgage back securities and investments in foreign securities.

I. OTHER--The Money Market Series invests primarily in a portfolio of money market instruments maturing in 397 days or less whose ratings are within the two highest ratings categories by a nationally recognized rating agency or, if not rated, are believed to be of comparable quality. The weighted average maturity of the Series is less than ninety days. The ability of the issuers of the securities held by the Series to meet their obligations may be affected by foreign economic, political and legal developments in the case of foreign banks or of foreign branches or subsidiaries of U.S. banks or domestic economic developments in a specific industry, state or region.

2. At December 31, 1995, The New England owned an aggregate of 11 shares of the fourteen Series and held 12,567,940 shares in separate investment accounts for annuity contracts offered by The New England. NEVLICO, a life insurance subsidiary of The New England, held the remaining 5,382,165 shares then outstanding in separate investment accounts for life insurance and annuity contracts offered by NEVLICO.

As long as The New England owns (directly or through NEVLICO) more than 25% of the Fund's outstanding shares, it will be presumed to be in control (as that term is defined by the Investment Company Act of 1940, as amended) of the Fund.

3. For the period ended December 31, 1995, purchases and sales of securities (excluding short-term investments) for each of the Series were as follows:

                                   PURCHASES                        SALES
                         ------------------------------ ------------------------------
         SERIES              OTHER      U.S. GOVERNMENT     OTHER      U.S. GOVERNMENT
         ------          -------------- --------------- -------------- ---------------
Bond Income............. $   94,309,538   $18,399,214   $   86,754,106   $ 6,825,139
Capital Growth..........  1,948,934,590           --     1,953,524,593           --
Stock Index.............     10,053,729           --         2,412,819           --
Managed.................     60,871,228     7,288,867       54,355,580    18,598,516
Avanti Growth...........     35,078,791           --        20,289,545           --
Value Growth............     44,182,753           --        30,305,881           --
Small Cap...............     28,278,054           --        11,596,456           --
Balanced................     16,060,167     3,485,704        3,652,680     2,550,154
International Equity....     20,003,237           --         7,565,727           --
U.S. Government.........            --     18,429,008              --     12,951,464
Strategic Bond
 Opportunities..........      9,387,057     4,710,948        5,441,051     4,045,648
Venture Value...........     27,240,060           --         3,308,605           --
Equity Growth...........     55,032,452           --        21,154,236           --

NEW ENGLAND ZENITH FUND

Purchases and sales of corporate short-term obligations for the Money Market Series aggregated $569,077,546 and $557,178,427, respectively.

Transactions in index futures contracts for the Managed Series for the year ended December 31, 1995 are summarized as follows:

                                                          PURCHASES OF FUTURES
                                                               CONTRACTS
                                                         ----------------------
                                                                    AGGREGATE
                                                         NUMBER OF  FACE VALUE
                                                         CONTRACTS OF CONTRACTS
                                                         --------- ------------
Contracts opened........................................     20    $ 5,329,000
Contracts closed........................................    (20)    (5,329,000)
                                                            ---    -----------
Open at December 31, 1995...............................      0    $         0
                                                            ===    ===========

4. During the four months ended April 30, 1995, the Fund incurred management fees payable to the Fund's investment advisers for that period, Back Bay Advisors, L.P., Capital Growth Management Limited Partnership, Loomis Sayles & Company, L.P. and Westpeak Investment Advisors, L.P., certain officers and directors of which are also officers and Trustees of the Fund. Back Bay Advisors, L.P. and Westpeak Investment Advisors, L.P. are wholly owned subsidiaries, Loomis Sayles & Company, L.P. is a majority-owned subsidiary and Capital Growth Management Limited Partnership is a partially owned subsidiary of New England Investment Companies, L.P., which is a subsidiary of The New England. Effective May 1, 1995, TNE Advisers, Inc. became the adviser for all series except Capital Growth with the aforementioned advisers being retained as the sub-adviser for the respective series. Separate management agreements for each Series provide for fees as set forth below:

                                                              MANAGEMENT
                                                                 FEES
                                                                ANNUAL                AVERAGE
                            FEES           SUBADVISER/        PERCENTAGE             NET ASSET
         SERIES          EARNED(A)           ADVISER             RATE              VALUE LEVELS
         ------          ---------         -----------        ----------           ------------
Money Market............ $  167,334 Back Bay Advisors, L.P./    0.35%    the first $500 million
                            110,673 TNE Advisers, Inc.          0.30%    the next $500 million
                                                                0.25%    amount in excess of $1 billion
Bond Income.............    389,490 Back Bay Advisors, L.P./    0.40%    the first $400 million
                            182,789 TNE Advisers, Inc.          0.35%    the next $300 million
                                                                0.30%    the next $300 million
                                                                0.25%    amounts in excess of $1 billion
Capital Growth..........  5,232,562 Capital Growth Management   0.70%    the first $200 million
                                    Limited Partnership         0.65%    the next $300 million
                                                                0.60%    amounts in excess of $500 million
Stock Index.............     69,084 Westpeak Investment         0.25%    All net assets
                                    Advisors, L.P./
                             53,275 TNE Advisers, Inc.
Managed.................    411,768 Back Bay Advisors, L.P./    0.50%    All net assets
                            263,970 TNE Advisers, Inc.
Avanti Growth...........    193,740 Loomis Sayles & Company,    0.70%    the first $200 million
                                    L.P./                       0.65%    the next $300 million
                             67,146 TNE Advisers, Inc.          0.60%    amounts in excess of $500 million
Value Growth............    181,131 Westpeak Investment         0.70%    the first $200 million
                                    Advisors, L.P./             0.65%    the next $300 million
                             61,497 TNE Advisers, Inc.          0.60%    amounts in excess of $500 million
Small Cap...............     88,206 Loomis Sayles & Company,    1.00%    All net assets
                                    L.P./
                             58,898 TNE Advisers, Inc.

NEW ENGLAND ZENITH FUND

a. Before reduction due to voluntary expense limitation, see below.

- Pursuant to a voluntary expense agreement, effective from November 1, 1994 to May 1, 1995, relating to the Capital Growth, Back Bay Advisors Money Market, Back Bay Advisors Bond Income, Back Bay Advisors Managed and the Westpeak Stock Index Series and, beginning December 1, 1994, relating to the Loomis Sayles Small Cap, Loomis Sayles Avanti Growth and the Westpeak Value Growth Series, The New England agreed to bear the expenses (other than the advisory fees and any brokerage costs, interest, taxes or extraordinary expenses) of the Series (except the Loomis Sayles Small Cap Series) in excess of 0.15% of the respective Series' average daily net assets. In the case of the Loomis Sayles Small Cap Series, The New England agreed to bear such expenses of the Series in excess of 1.00% of the Series' average daily net assets. Beginning May 1, 1995, TNE Advisers voluntarily agreed to bear any such excess expenses for all of the Series.

- As a result of the Series expenses exceeding the voluntary expense limitations for the period ending December 31, 1995, The New England and TNE Advisers assumed expenses of the Series as follows:

                                                                EXPENSE WAIVER
                                                               DECEMBER 31, 1995
                                                               -----------------
       Stock Index............................................     $ 68,581
       Avanti Growth..........................................       77,529
       Value Growth...........................................       73,738
       Small Cap..............................................      135,845
       Money Market...........................................        8,357

Prior to November 1, 1994, pursuant to an Expense Agreement between The New England and the Fund, The New England had agreed to pay the charges and expenses of preparing, printing and distributing prospectuses and reports to shareholders, custodial and transfer agent charges and expenses, auditing, accounting and legal fees and expenses in connection with affairs of the Fund (except for fees of the independent trustees' outside counsel) and the expenses of shareholders' and trustees' meetings. In addition, The New England also paid registration, filing and other fees arising prior to the date the Fund commenced operations and relating to registration and qualification of each Series' shares.

TNE Advisers, Inc. is the investment adviser of the Loomis Sayles Balanced Series, the Draycott International Equity Series, the Salomon Brothers U.S. Government Series, the Salomon Brothers Strategic Bond Opportunities Series, the Venture Value Series and the Alger Equity Growth Series and has entered into subadvisory agreements for these Series with Loomis Sayles, Draycott, Salomon Brothers Asset Management Inc., Davis Selected Advisers, L.P., and Fred Alger Management, Inc., respectively.

TNE Advisers, Inc. is paid a management fee from the Series it manages as shown below. Pursuant to an expense deferral arrangement in effect beginning November 1, 1994, which TNE Advisers may terminate at any time, TNE Advisers has agreed to pay operating expenses of the Series in excess of expense limits stated below subject to the obligation of the Series to repay TNE Advisers such expenses in future years, if any, when a Series' expenses fall below the stated expense limit that pertains to that Series; such deferred expenses may be charged to a Series in a subsequent year to the extent that the charge does not cause the total expenses in such subsequent year to exceed the Series' expense limit; provided, however, that no Series is obligated to repay any expense paid by TNE Advisers more than two years after the end of the fiscal year in which such expense was incurred.

NEW ENGLAND ZENITH FUND

                                                  EXPENSE        EXPENSE
                         MANAGEMENT  MANAGEMENT  LIMITATION      DEFERRAL       EXPENSE DEFERRAL
                         FEES EARNED FEES ANNUAL   ANNUAL   DECEMBER 31, 1995  DECEMBER 31, 1994
                           BY TNE    PERCENTAGE  PERCENTAGE     (EXPIRES            (EXPIRES
         SERIES          ADVISERS(a)    RATE        RATE    DECEMBER 31, 1997) DECEMBER 31, 1996)
         ------          ----------- ----------- ---------- ------------------ ------------------
Balanced................   $65,752      0.70%      0.85%         $96,085            $ 8,151
International Equity....    85,666      0.90       1.30          176,796             11,312
U.S. Government.........    20,446      0.55       0.70           84,623              6,163
Strategic Bond
 Opportunities..........    35,085      0.65       0.85           88,120              6,799
Venture Value...........   131,989      0.75       0.90          108,971              9,339
Equity Growth...........   144,943      0.70       0.85           77,254              6,007

-------
(a) Before reduction due to voluntary expense deferral.

TNE Advisers, Inc. pays each subadviser at the following rates for providing advisory services to the Series:

                                                         ANNUAL
                                                FEES   PERCENTAGE
 SUBADVISER       SERIES                       EARNED     RATE     AVERAGE NET ASSET VALUE LEVELS
 ----------       ------                       ------  ----------  ------------------------------
Loomis Sayles     Balanced                     $46,966   0.500%   the first $25 million
                                                         0.400%   the next $75 million
                                                         0.300%   amounts in excess of $100 million
Draycott          International Equity         $69,461   0.750%   the first $10 million
                                                         0.600%   the next $40 million
                                                         0.450%   amounts in excess of $50 million
Salomon Brothers  U.S. Government              $ 8,364   0.225%   the first $200 million
                                                         0.150%   the next $300 million
                                                         0.100%   amounts in excess of $500 million
Salomon Brothers  Strategic Bond Opportunities $18,892   0.350%   the first $50 million
                                                         0.300%   the next $150 million
                                                         0.250%   the next $300 million
                                                         0.200%   amounts in excess of $500 million
Davis Selected    Venture Value                $79,181   0.450%   the first $100 million
                                                         0.400%   the next $400 million
                                                         0.350%   amounts in excess of $500 million
Alger             Equity Growth                $87,139   0.450%   the first $10 million
                                                         0.400%   the next $90 million
                                                         0.350%   the next $150 million
                                                         0.300%   the next $250 million
                                                         0.250%   amounts in excess of $500 million

5. The Fund does not pay any compensation to its officers or to any trustees who are directors, officers or employees of The New England, NEVLICO, Back Bay Advisors, L.P., Capital Growth Management Limited Partnership, Loomis Sayles & Company, L.P., Westpeak Investment Advisors, L.P., New England Funds L.P. or their affiliates, other than registered investment companies. Each disinterested trustee is compensated by each Series as follows:

                          BOND  CAPITAL MONEY  STOCK         AVANTI VALUE  SMALL
                         INCOME GROWTH  MARKET INDEX MANAGED GROWTH GROWTH  CAP
                         ------ ------- ------ ----- ------- ------ ------ -----
Annual Retainer......... $2,609 $2,609  $1,739 $870  $2,609   $870   $870  $870
Meeting Fee............. $  133 $  133  $  133 $133  $  133   $133   $133  $133
Committee Chairman
 Annual Retainer
 (Contract Review)...... $  200 $  200  $  200 $200  $  200   $200   $200  $200
Committee Chairman
 Annual Retainer
 (Audit)................ $  133 $  133  $  133 $133  $  133   $133   $133  $133

NEW ENGLAND ZENITH FUND

                                                             STRATEGIC
                                  INTERNATIONAL    U.S.        BOND      VENTURE EQUITY
                         BALANCED    EQUITY     GOVERNMENT OPPORTUNITIES  VALUE  GROWTH
                         -------- ------------- ---------- ------------- ------- ------
Annual Retainer.........   $870       $870         $870        $870       $870    $870
Meeting Fee.............   $133       $133         $133        $133       $133    $133
Committee Chairman
 Annual Retainer
 (Contract Review)......   $200       $200         $200        $200       $200    $200
Committee Chairman
 Annual Retainer
 (Audit)................   $133       $133         $133        $133       $133    $133

In addition to the fees detailed above each of the independent Trustees received a $5,000 "one time" stipend for their efforts in the restructuring of the Board.

A deferred compensation plan is available to trustees on a voluntary basis. Each participating trustee will receive deferred compensation in an amount equal to the value that such compensation would have had if it had been invested in the relevant Series on the normal payment date.

6. Shareholder Meeting (unaudited)

At a special shareholders' meeting of the New England Zenith Fund held on April 10, 1995 shareholders of each Series voted for the following proposals:

   1.To fix the number of and elect Trustees:

                                  VOTED        VOTED    ABSTAINED      TOTAL
                                   FOR        AGAINST     VOTES        VOTES
                              ------------- ----------- ---------- -------------
   Anne M. Goggin...........  8,318,478.710 162,922.290            8,481,401.000
   Nancy Hawthorne..........  8,317,317.980 164,083.020            8,481,401.000
   Joseph M. Hinchey........  8,320,448.490 160,952.510            8,481,401.000
   Richard S. Humphrey,
    Jr. ....................  8,306,832.710 174,568.290            8,481,401.000
   Robert B. Kittredge......  8,295,605.600 185,795.400            8,481,401.000
   Laurens MacLure..........  8,298,617.180 182,783.820            8,481,401.000
   Dale Rogers Marshall.....  8,317,669.890 163,731.110            8,481,401.000
   Joseph F. Turley.........  8,306,762.990 174,638.010            8,481,401.000
   Frederick K. Zimmermann..  8,318,916.500 162,484.500            8,481,401.000
                              ====================================
   With respect to the Money
    Market Series only:
    2. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    686,974.780  36,750.910 15,211.320   738,937.010
                              ====================================
    3. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............    699,471.910  24,251.410 15,213.680   738,937.000
                              ====================================
   With respect to the Bond
    Income Series only:
    4. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................  1,264,059.800  23,078.080 34,815.120 1,321,953.000
                              ====================================
    5. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............  1,262,180.600  24,809.760 34,962.650 1,321,953.010
                              ====================================
   With respect to the
    Managed Series only:
    6. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    887,882.730  12,900.720 23,537.550   924,321.000
                              ====================================
    7. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Back Bay
       Advisors.............    879,289.610  20,428.560 24,602.840   924,321.010
                              ====================================
   With respect to the
    Avanti Growth Series
    only:
    8. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................    223,300.970   4,143.640  6,415.390   233,860.000
                              ====================================
    9. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Loomis
       Sayles...............    222,584.210   4,220.520  7,055.280   233,860.010
                              ====================================
   With respect to the Small
    Cap Series only:
   10. To approve a new
       Advisory Agreement
       with TNE Advisers;
       and..................     55,887.570   1,688.610    404.820    57,981.000
                              ====================================
   11. To approve a related
       Sub-Advisory
       Agreement between TNE
       Advisers and Loomis
       Sayles...............     55,867.920   1,688.610    424.460    57,980.990
                              ====================================

NEW ENGLAND ZENITH FUND

                                       VOTED      VOTED   ABSTAINED     TOTAL
                                        FOR      AGAINST    VOTES       VOTES
                                    ----------- --------- ---------- -----------
   With respect to the Value
    Growth Series only:
   12. To approve a new Advisory
       Agreement with TNE
       Advisers; and..............  215,451.990 2,343.680  5,683.330 223,479.000
                                    ================================
   13. To approve a related Sub-
       Advisory Agreement between
       TNE Advisers and Westpeak..  215,149.750 2,500.290  5,828.950 223,478.990
                                    ================================
   With respect to the Stock Index
    Series only:
   14. To approve a new Advisory
       Agreement with TNE
       Advisers; and..............  482,379.070 8,201.040 11,538.880 502,118.990
                                    ================================
   15. To approve a related Sub-
       Advisory Agreement between
       TNE Advisers and Westpeak..  481,151.770 8,931.960 12,035.270 502,119.000
                                    ================================

At a special shareholders' meeting of the New England Zenith Fund held on December 28, 1995 shareholders of each Series voted for the following proposals:

    1. To approve new
       investment advisory
       arrangements to be
       effective upon the
       merger of New
       England Mutual Life
       Insurance Company
       into Metropolitan
       Life Insurance
       Company, such
       arrangements to be
       substantially
       identical to the
       investment advisory
       arrangements for the
       Series in effect
       immediately prior to
       such merger.........
            SERIES
            ------
   Bond Income.............  1,274,972.493  32,294.664  60,919.253 1,368,186.410
   Capital Growth..........  1,986,307.362  50,506.857  77,297.358 2,114,111.577
   Stock Index.............    540,052.225  11,691.922  19,072.809   570,816.956
   Money Market............    788,545.319  43,320.234  38,096.673   869,962.226
   Managed.................    831,901.435  11,697.036  29,745.435   873,343.906
   Avanti Growth...........    287,934.212   4,669.516  14,668.919   307,272.647
   Value Growth............    288,267.977   3,174.085  10,252.891   301,694.953
   Small Cap...............    180,449.675   2,261.222   4,215.528   186,926.425
   Balanced................  1,225,992.533  14,192.604  53,351.529 1,293,536.666
   International Equity....  1,221,859.512  17,625.779  38,712.452 1,278,197.743
   U.S. Government.........    514,616.294  11,808.815  22,863.093   549,288.202
   Strategic Bond
    Opportunities..........    622,689.667  11,483.159  22,044.017   656,216.843
   Venture Value...........  2,024,999.920  28,772.401  67,930.188 2,121,702.509
   Equity Growth...........  2,387,211.645  30,962.208 146,194.756 2,564,368.609
                             =====================================
   With respect to the
    International Equity
    Series only:
    2. To approve a new
       Sub-Advisory
       Agreement for the
       Series between TNE
       Advisers, Inc. ("TNE
       Advisers"), the
       Series' current
       investment adviser,
       and Draycott
       Partners, Ltd.
       ("Draycott"), the
       Series' current sub-
       adviser, to be
       effective upon the
       sale of Draycott to
       Cursitor Holdings
       Ltd. U.K. ("Cursitor
       Holdings"); and.....  1,203,510.020  18,030.440  56,657.283 1,278,197.743
                             =====================================
    3. To approve a new
       Sub-Advisory
       Agreement for the
       Series between TNE
       Advisers and
       Draycott, to be
       effective upon the
       acquisition of the
       business of Cursitor
       Holdings by Alliance
       Capital Management
       L.P. ...............  1,195,720.060  18,030.440  64,447.243 1,278,197.743
                             =====================================
   With respect to the
    Equity Growth Series
    only:
    4. To approve a new
       Advisory Agreement
       between the Series
       and TNE Advisers,
       the Series' current
       investment adviser,
       which would increase
       the annual rate of
       the advisory fee
       payable by the
       Series; and.........  2,284,911.674 179,064.985 100,391.951 2,564,368.610
                             =====================================
    5. To approve a related
       Sub-Advisory
       Agreement between
       TNE Advisers and
       Fred Alger
       Management, Inc.,
       the Series' current
       sub-adviser.........  2,337,631.370  91,720.864 135,016.376 2,564,368.610
                             =====================================

NEW ENGLAND ZENITH FUND

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Trustees of New England Zenith Fund:

We have audited the accompanying statements of assets and liabilities of New England Zenith Fund (comprising, respectively, the Back Bay Advisors Bond Income Series, Capital Growth Series, Back Bay Advisors Money Market Series, Westpeak Stock Index Series, Back Bay Advisors Managed Series, Loomis Sayles Avanti Growth Series, Westpeak Value Growth Series, Loomis Sayles Small Cap Series, Loomis Sayles Balanced Series, Draycott International Equity Series, Salomon Brothers U.S. Government Series, Salomon Brothers Strategic Bond Opportunities Series, Venture Value Series, and Alger Equity Growth Series-- the "Series"), including the schedules of portfolio investments, as of December 31, 1995, and the related statements of operations, changes in net assets and financial highlights for the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Series constituting New England Zenith Fund as of December 31, 1995, the results of their operations, the changes in their net assets, and the financial highlights for the periods indicated herein, in conformity with generally accepted accounting principles.


Boston, Massachusetts         COOPERS & LYBRAND L.L.P.
February 7, 1996

FOOTNOTES
-------

 (1) COL (Cost of Living) is based on the Consumer Price Index, a widely recognized measure of the cost of goods and services in the United States, calculated by the U.S. Bureau of Labor Statistics.

 (2) EAFE-Morgan Stanley Capital International Europe, Australia, Far East Index is an arithmetical average (weighted by market value) of the performance (in U.S. dollars) of 1,036 companies representing the stock markets of Europe, Australia, New Zealand and the Far East. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sale charges applicable to mutual fund investments.

 (3) Lehman Brothers Aggregate Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations, most publicly issued investment grade corporate bonds, and most bonds backed by mortgage pools of GNMA, FNMA and FHLMC. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (4) Lehman Brothers Government/Corporate Bond Index is an unmanaged index of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the Lehman Brothers Government/Corporate Bond Index, an issue must have amounts outstanding in excess of $25 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (5) Lehman Brothers Intermediate Government Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations having maturities of 1 to 10 years. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (6) Lehman Brothers Intermediate Government/Corporate Bond Index is an unmanaged index of investment grade bonds issued by the U.S. government and U.S. corporations having maturities between one and ten years. The Index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

 (7) Lipper Variable A-Rated Corporate Bond Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

 (8) Lipper Variable Balanced Fund Average is an average of the total return performance (calculated on the basis of net asset level) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

 (9) Lipper Variable Flexible Portfolio Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(10) Lipper Variable General Bond Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(11) Lipper Variable Growth Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(12) Lipper Variable Growth and Income Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(13) Lipper Variable International Funds Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(14) Lipper Variable Intermediate Investment Grade Debt Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(15) Lipper Variable Small Company Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(16) Lipper Variable S&P 500 Index Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(17) Lipper Variable U.S. Mortgage and GNMA Fund Average is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(18) Russell 2000 Index consists of 2000 small market capitalization stocks having an average market cap of $160 million.

(19) Standard & Poor's 500 Index (S&P 500) is an unmanaged index representing the performance of 500 major companies, most of which are listed on the New York Stock Exchange. The S&P 500 performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

          (ART)
NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY
NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
501 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02116



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                                  U.S. Postage
                                      PAID
                                   Hudson, MA
                                 Permit No. 19

EQUAL OPPORTUNITY EMPLOYER M/F

(C) 1996 NEW ENGLAND VARIABLE LIFE INSURANCE COMPANY
(C) 1996 NEW ENGLAND MUTUAL LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
This booklet has been prepared for variable contract owners of New England Variable Life Insurance Company and of The New
England.



VL 1